As filed with the Securities and Exchange Commission on September 10, 2001



                                                    File No. 333-63536
                                                    File No. 811-08581

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]
                        Pre-Effective Amendment No. 1 [X]

                        Post-Effective Amendment No. [ ]


                          REGISTRATION STATEMENT UNDER
                     THE INVESTMENT COMPANY ACT OF 1940 [ ]


                              Amendment No. 33 [X]


                       THE SAGE VARIABLE ANNUITY ACCOUNT A
                           (Exact Name of Registrant)

                      SAGE LIFE ASSURANCE OF AMERICA, INC.

                               (Name of Depositor)

                               300 Atlantic Street
                               Stamford, CT 06901
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (203) 602-6500

                                James F. Bronsdon
                      Sage Life Assurance of America, Inc.
                               300 Atlantic Street
                               Stamford, CT 06901

               (Name and Address of Agent for Service of Process)

                                    Copy to:
                                   Lynn Stone
                        Blazzard, Grodd & Hasenauer, P.C.
                               943 Post Road East
                               Westport, CT 06880


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

Title of Securities: Interests in a separate account under flexible payment deferred combination fixed and variable annuity contracts and certificates.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          CROSS REFERENCE SHEET
          (required by Rule 495)



Item No.                                           Location
--------                                        ---------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Highlights

Item 4.   Condensed Financial Information  . . .   Not Applicable


Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Additional Information
                                                   about Sage Life
                                                   Assurance of America, Inc.;
                                                   Separate Accounts; What Are
                                                   My Investment Options?;
                                                   Appendix A

Item 6.   Deductions and Expenses. . . . . . . .   What Are the Expenses Under
                                                   a Contract?

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   What are the Contracts?

Item 8.   Annuity Period . . . . . . . . . . . .   What are My Income Payment
                                                   Options?

Item 9.   Death Benefit. . . . . . . . . . . . .   Does the Contract Have a
                                                   Death Benefit?

Item 10.  Purchases and Contract Value . . . . .   How Do I Purchase a
                                                   Contract?

Item 11.  Redemptions. . . . . . . . . . . . . .   How Do I Access My Money?

Item 12.  Taxes. . . . . . . . . . . . . . . . .   How Will My Contract be
                                                   Taxed?

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                         -------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Not Applicable

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Not Applicable

Item 21.  Calculation of Performance Data. . . .   Calculation of Historical
                                                   Performance Data

Item 22.  Annuity Payments . . . . . . . . . . .   Income Payment Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.





                                     PART A

                      PROSPECTUS DATED  __________, 2001
                   FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED
                         AND VARIABLE ANNUITY CONTRACTS
                                    ISSUED BY
                     THE SAGE VARIABLE ANNUITY ACCOUNT A AND
                      SAGE LIFE ASSURANCE OF AMERICA, INC.

Executive Office:
300 Atlantic Street
Stamford, CT  06901


     This Prospectus describes flexible payment deferred combination fixed and variable annuity contracts for individuals and groups offered by Sage Life Assurance of America, Inc. We designed the Contracts for use in your long-term financial and retirement planning. The Contracts provide a means for investing on a tax-deferred basis in our Variable Account and our Fixed Account. You can purchase a Contract by making a minimum initial purchase payment. After purchase, you determine the amount and timing of any additional purchase payments.

     You may allocate purchase payments and transfer Account Value to our Variable Account and/or our Fixed Account within certain limits. The Variable Account has 31 available Sub-Accounts. Through our Fixed Account, you can choose to invest your money in one or more of 7 different Guarantee Periods.

     Each Variable Sub-Account invests in a corresponding Fund of the following Trusts (collectively, the "Trusts"):

        -     AIM Variable Insurance Funds
        -     The Alger American Fund
        -     First American Insurance Portfolios, Inc.
        -     INVESCO Variable Investment Funds, Inc.
        -     MFS(R)Variable Insurance Trust(SM)
        -     The Universal Institutional Funds, Inc.
        -     Oppenheimer Variable Account Funds
        -     Sage Life Investment Trust
        -     Van Kampen Life Investment Trust

     Your Account Value will vary daily with the investment performance of the Variable Sub-Accounts and any interest we credit under our Fixed Account. We do not guarantee any minimum Account Value for amounts you allocate to the Variable Account. We do guarantee principal and a minimum fixed rate of interest for specified periods of time on amounts you allocate to the Fixed Account. However, amounts you withdraw, surrender, transfer, or apply to an income plan from the Fixed Account before the end of an applicable Guarantee Period ordinarily will be subject to a Market Value Adjustment, which may increase or decrease these amounts.

     The Contract imposes no surrender charges for withdrawals from the Contract or the surrender of the Contract. Expenses for a Contract with no surrender charges may have higher Asset-Based Charges than contracts with surrender charges.

     The Statement of Additional Information contains more information about the Contracts and the Variable Account, is dated the same as this Prospectus, and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. We filed it with the Securities and Exchange Commission. You may obtain a copy of the Statement of Additional Information free of charge by contacting our Customer Service Center, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

     THIS PROSPECTUS INCLUDES BASIC INFORMATION ABOUT THE CONTRACTS THAT YOU SHOULD KNOW BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THE TRUST PROSPECTUSES CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS. WE WILL SEND YOU THE TRUST PROSPECTUSES WITH YOUR CONTRACT. YOUR REGISTERED REPRESENTATIVE CAN PROVIDE THESE PROSPECTUSES TO YOU BEFORE YOU INVEST.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.


==============================================================================
                                TABLE OF CONTENTS
==============================================================================


INDEX OF TERMS..............................................................

HIGHLIGHTS .................................................................

FEE TABLE...................................................................

1.     WHAT ARE THE CONTRACTS?..............................................
       Your Options.........................................................
       Transfers............................................................

2.     WHAT ARE MY INCOME PAYMENT OPTIONS?..................................
       Your Choices.........................................................
       Income Payment Amounts...............................................
       Optional Guaranteed Minimum Income Benefit Riders....................

3.     HOW DO I PURCHASE A CONTRACT?........................................
       Initial Purchase Payment.............................................
       Issuance of a Contract...............................................
       Free Look Right to Cancel Your Contract..............................
       Making Additional Purchase Payments..................................
       When We May Cancel Your Contract.....................................

4.     WHAT ARE MY INVESTMENT OPTIONS?......................................
       Purchase Payment Allocations.........................................
       Variable Sub-Account Investment Options..............................
       Fixed Account Investment Options.....................................
       Transfers............................................................
       Transfer Programs....................................................
       Values Under Your Contract...........................................

5.     WHAT ARE THE EXPENSES UNDER A CONTRACT?..............................
       Transfer Charge......................................................
       Asset-Based Charges..................................................
       Purchase Payment Tax Charge..........................................
       Optional Benefit Charges.............................................
       Fund Annual Expenses.................................................
       Additional Information...............................................

6.     HOW WILL MY CONTRACT BE TAXED?.......................................
       Introduction.........................................................
       Taxation of Non-Qualified Contracts..................................
       Taxation of Qualified Contracts.....................................
       Transfers, Assignments, or Exchanges of a Contract...................
       Possible Tax Law Changes.............................................

7.     HOW DO I ACCESS MY MONEY?............................................
       Withdrawals..........................................................
       Requesting Payments..................................................

8.     HOW IS CONTRACT PERFORMANCE PRESENTED?...............................
       Yield................................................................
       Total Return.........................................................
       Performance/Comparisons..............................................

9.     DOES THE CONTRACT HAVE A DEATH BENEFIT?..............................
       Contract Death Benefit...............................................
       Owner's Death Before the Income Date.................................
       Owner's or Annuitant's Death After the Income Date...................
       Optional Rider Death Benefits........................................
       Optional Accidental Death Benefit Rider (ADB)........................
       Optional Enhanced Guaranteed Minimum Death Benefit Rider
            (Enhanced GMDB).................................................
       Optional Earnings Enhancement Death Benefit Rider (EEDB)............
       Proof of Death.......................................................

10.    WHAT OTHER INFORMATION SHOULD I KNOW?................................
       Parties to the Contract..............................................
       Separate Accounts....................................................
       Modification.........................................................
       Distribution of the Contracts........................................
       Experts..............................................................
       Legal Proceedings....................................................
       Reports to Contract Owners...........................................
       Authority to Make Agreements.........................................
       Financial Statements.................................................

11.    HOW CAN I MAKE INQUIRIES.............................................

12.    ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA, INC.....
       History and Business.................................................
       Selected Financial Data..............................................
       Management's Discussion and Analysis of Financial Condition and
         Results of Operations..............................................
       Directors and Officers...............................................

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION................

APPENDIX A - MORE INFORMATION ABOUT THE FUNDS........................... A-1

APPENDIX B - MARKET VALUE ADJUSTMENT.................................... B-1

APPENDIX C - DOLLAR-COST AVERAGING PROGRAM.............................. C-1

APPENDIX D - GUARANTEED MINIMUM INCOME BENEFITS......................... D-1

APPENDIX E - EARNINGS ENHANCEMENT DEATH BENEFIT......................... E-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.


==============================================================================
                                 INDEX OF TERMS
==============================================================================

     We tried to make this Prospectus as readable and understandable as possible. To help you to understand how the Contract works, we have used certain terms with special meanings. We define these terms below.

     ACCOUNT VALUE -- The Account Value is the entire amount we hold under your Contract during the Accumulation Phase. It equals the sum of your Variable Account Value and Fixed Account Value.

     ACCUMULATION PHASE -- The Accumulation Phase is the period during which you accumulate savings under your Contract.

     ACCUMULATION UNIT -- An Accumulation Unit is the unit of measure we use before the Income Date to keep track of the value of each Variable Sub-Account.

     ANNUITANT -- The Annuitant is the natural person whose age determines the maximum Income Date and the amount and duration of income payments involving life contingencies. The Annuitant may also be the person to whom we will make any payment starting on the Income Date.

     ASSET-BASED CHARGES -- The Asset-Based Charges are charges for mortality and expense risks and for administrative costs assessed daily against the assets of the Variable Account.

     BENEFICIARY -- The Beneficiary is the person or persons to whom we pay a death benefit if any Owner dies before the Income Date.

     BUSINESS DAY -- A Business Day is any day the New York Stock Exchange ("NYSE") is open for regular trading exclusive of (i) Federal holidays, (ii) any day on which an emergency exists making the disposal or fair valuation of assets in the Variable Account not reasonably practicable, and (iii) any day on which the Securities and Exchange Commission ("SEC") permits a delay in the disposal or valuation of assets in the Variable Account.

     CONTRACTS -- The Contracts are flexible payment deferred combination fixed and variable annuity contracts. In some jurisdictions, we issue the Contracts directly to individuals. In most jurisdictions, however, the Contracts are only available as a group contract. We issue a group contract to or on behalf of a group. Individuals who are part of a group to which we issue a Contract receive a certificate that recites substantially all of the provisions of the group Contract. Throughout this Prospectus and unless otherwise stated, the term "Contract" refers to individual Contracts, group Contracts, and certificates for group Contracts.

     CONTRACT ANNIVERSARY -- A Contract Anniversary is each anniversary of the Contract Date.

     CONTRACT DATE -- The Contract Date is the date an individual Contract or a certificate for a group Contract is issued at our Customer Service Center.

     CONTRACT YEAR -- Contract Year is each consecutive twelve-month period beginning on the Contract Date and the anniversaries thereof.

     EXPIRATION  DATE -- The  Expiration  Date is the  last  day in a  Guarantee
Period.

     FIXED ACCOUNT -- The Fixed Account is The Sage Fixed Interest Account A. It is a separate investment account of ours into which you may invest purchase payments or transfer Account Value. In certain states we refer to the Fixed Account as the Interest Account or Interest Separate Account.

     FUND -- A Fund is an investment portfolio in which a Variable Sub-Account invests.

     GENERAL ACCOUNT -- An account that consists of all our assets other than those held in any separate investment accounts.

     INCOME DATE -- The Income Date is the date you select for your income payments to begin.

     INCOME PHASE -- The Income Phase starts on the Income Date and is the period during which you receive income payments.

     INCOME UNIT -- An Income Unit is the unit of measure we use to calculate the amount of income payments under a variable income plan option.

     MARKET VALUE ADJUSTMENT -- A Market Value Adjustment is a positive or negative adjustment that ordinarily applies to a surrender, withdrawal, or transfer, and to amounts applied to an income plan from a Fixed Sub-Account before the end of its Guarantee Period.

     NET ASSET VALUE -- Net Asset Value is the price of one share of a Fund.

     OWNER -- The Owner is the person who owns a Contract. Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly. In the context of a Contract issued on a group basis, Owners refer to holders of certificates under the group Contract.

     SATISFACTORY NOTICE -- Satisfactory Notice is a notice or request you make or authorize, in a form satisfactory to us, received at our Customer Service Center (the telephone number and address are shown on the cover of this prospectus). Generally, a notice is satisfactory to us if it is written, telephonic, facsimile, or by electronic mail, depending on the type of transaction. Notice other than by telephone or electronic delivery can be delivered by U.S. mail, courier service or hand delivered, depending on the type of transaction. Contact our Customer Service Center for more information.

     SURRENDER VALUE -- The Surrender Value is the amount we pay you upon surrender of your Contract before the Income Date. It reflects the calculation of any applicable charges, including the Market Value Adjustment.

     VALUATION PERIOD -- The Valuation Period is the period between one calculation of an Accumulation Unit value and the next calculation.

     VARIABLE ACCOUNT -- The Variable Account is The Sage Variable Annuity Account A. It is a separate investment account of ours into which you may invest purchase payments or transfer Account Value.

     "WE", "US", "OUR", "SAGE LIFE" or the "COMPANY" is Sage Life Assurance of America, Inc.

     "YOU" OR "YOUR" is the Owner of a Contract.

==============================================================================
                                   HIGHLIGHTS
==============================================================================

     The flexible payment deferred combination fixed and variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company. The Contract provides a means for investing on a tax-deferred basis in our Fixed Account and our Variable Sub-Accounts. The Contract is intended for financial and retirement planning or other long-term investment purposes. When you purchase the Contract you may also choose to purchase any or all of the following optional benefits: earnings enhancement death benefit, enhanced guaranteed minimum death benefit, an accidental death benefit, and one of two different guaranteed minimum income benefits.

     The Contract, as in all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The Income Phase occurs when you begin receiving income payments from your Contract.

     You can choose to receive income payments on a variable basis, a fixed basis, or a combination of both. If you choose variable income payments, the amount of the variable income payments will depend upon the investment performance of the Funds you select for the Income Phase. If you choose fixed income payments, the amount of the fixed income payments are level for the Income Phase.

     You have the right to return your Contract to us at our Customer Service Center or to the registered representative who sold it to you and have us cancel the Contract. You must return the Contract within a certain number of days specified by your state (usually 10) from the date you received the Contract. If you exercise this right, we will cancel your Contract as of the Business Day we receive it. We will send you a refund equal to your Account Value plus any Purchase Payment Tax Charge we have deducted on or before the date we received the returned Contract. We do not refund charges other than the Purchase Payment Tax Charge. If required by the law of your state, or if your Contract is an Individual Retirement Annuity, we will refund you the greater of your Account Value plus any Purchase Payment Tax Charge we have deducted or your purchase payment(s), less any withdrawals previously taken. If required by law to return the purchase payment less withdrawals, and if you allocated amounts to the Variable Account, we will temporarily allocate those amounts to the Money Market Sub-Account until the Free Look Period ends.

     The earnings in your Contract are not taxed until you take money out of your Contract. If you take money out during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment; that portion of the payment is not taxed.

     If you need further information about the Contracts, please contact an authorized registered representative or write or call us at our Customer Service Center. The address and telephone number of our Customer Service Center are shown on the cover page of this prospectus.

==============================================================================
                               FEE TABLE
==============================================================================

     The purpose of this Fee Table is to assist you in understanding the expenses that you will pay directly or indirectly when you invest in the Contract.

TRANSACTION EXPENSES

Sales Load Imposed on Purchases (as a percentage of purchase payments)....None

Surrender Charge..........................................................None

Maximum Transfer Charge(1)
     First 12 transfers in a Contract Year...............................$ 0
     After 12th transfer in a Contract Year..............................$25

Annual Administration Charge..............................................None

     In addition, we may deduct the amount of any state and local taxes on purchase payments from your Account Value when we incur such taxes. We reserve the right to defer collection of this charge and deduct it against your Account Value when you surrender your Contract or apply your Account Value to provide income payments. We refer to this as the Purchase Payment Tax Charge.

VARIABLE ACCOUNT ANNUAL EXPENSES

(deducted daily as percentage of the assets of the Variable Account)

 Mortality and Expense Risk Charge and Account
    Fees and Expenses (2)                                      1.55%


OPTIONAL BENEFIT ANNUAL EXPENSES(deducted monthly as percentage of your Variable and Fixed Account Values)

        Guaranteed Minimum Income Benefit Charge.........................0.20%
        Enhanced Guaranteed Minimum Income Benefit Charge................0.35%
        Accidental Death Benefit Charge..................................0.05%
        Earnings Enhancement Death Benefit Charge........................0.25%
        Enhanced Guaranteed Minimum Death Benefit Charge.................0.20%

(1)  Currently, we do not assess a transfer charge.

(2) Throughout this prospectus and in your Contract, this charge is referred to as "Asset-Based Charges."

FUND CHARGES

     The fees and expenses for each of the Funds (as a percentage of net assets) for the year ended December 31, 2000 or estimated for the year ending December 31, 2001 (as applicable) are shown in the following table. For more information on these fees and expenses, see the prospectuses for the Trusts. Certain figures shown are net of fee waivers or expense reimbursements. We cannot guarantee that these fee waivers or reimbursements will continue.

FUND ANNUAL EXPENSES (as a percentage of average daily net assets of a Fund)

                                                                                            TOTAL
                                                                                        ANNUAL EXPENSES
                                                                        TOTAL             (BEFORE FEE
                                MANAGEMENT                          ANNUAL EXPENSES      WAIVERS AND
                                   FEES              OTHER EXPENSES   (AFTER FEE        REIMBURSEMENTS,
                               (AFTER FEE    RULE       (AFTER        WAIVERS AND        AS APPLICABLE,
                                 WAIVERS,     12b-1  REIMBURSEMENTS,  REIMBURSEMENTS,    AND INCLUDING
FUND                         AS APPLICABLE)  FEES    AS APPLICABLE)   AS APPLICABLE)     MAXIMUM 12b-1 FEES)
----                         --------------  ------  --------------  --------------     -----------------

AIM VARIABLE INSURANCE FUNDS (Series II Shares):
  AIM V.I. Government
    Securities Fund..........     0.50%      0.25%      0.47%            1.22%             1.22%
  AIM V.I. Growth and Income Fund 0.60       0.25       0.24             1.09              1.09
  AIM V.I. International Equity
    Fund.....................     0.73       0.25       0.29             1.27              1.27
  AIM V.I. Value Fund........     0.61       0.25       0.23             1.09              1.09
THE ALGER AMERICAN FUND:
  Alger American MidCap
    Growth Portfolio.........     0.80       N/A       0.04             0.84               0.84
  Alger American Income &
    Growth Portfolio.........     0.625      N/A       0.075            0.70               0.70
  Alger American Small
    Capitalization Portfolio.     0.85       N/A       0.05             0.90               0.90
FIRST AMERICAN INSURANCE PORTFOLIOS, INC. (Class IB Shares):
  International
    Portfolio (1)(2)(3)           0.0       0.25      1.35             1.60                5.48
   Small Cap Growth
    Portfolio (2)(3)(4)           0.0       0.25       0.98             1.23               7.45
   Technology Portfolio (1)(2)(3) 0.0       0.25       0.98             1.23               9.13
INVESCO VARIABLE INVESTMENT FUNDS, INC.:
  INVESCO VIF - Blue Chip
    Growth Fund..............     0.85       N/A      1.00(5)          1.85(5)             2.88(6)
  INVESCO VIF - Financial
    Services Fund............     0.75       N/A      0.34(5)          1.09(5)             1.09
  INVESCO VIF - Health
    Sciences Fund............     0.75       N/A      0.32(5)          1.07(5)             1.07
  INVESCO VIF-Technology Fund     0.72       N/A      0.30(5)          1.02(5)             1.02
MFS(R) VARIABLE INSURANCE TRUST(SM):
  MFS Investors Trust Series.     0.75       N/A      0.12(7)           0.87(7)            0.87
  MFS High Income Series.....     0.75       N/A      0.16(7)           0.91(7)            0.99(8)
  MFS Research Series........     0.75       N/A      0.10(7)           0.85(7)            0.85
  MFS Total Return Series....     0.75       N/A      0.15(7)           0.90(7)            0.90
  MFS Capital Opportunities
    Series...................     0.75       N/A      0.16(7)           0.91(7)            0.91
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
  Global Value Equity Portfolio   0.52       N/A      0.63              1.15               1.43(9)
  Mid Cap Value Portfolio.....    0.53       N/A      0.52              1.05               1.27(9)
  Value Portfolio.............    0.31       N/A      0.54              0.85               1.09(9)
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  Oppenheimer Bond Fund/VA....    0.72       N/A      0.04              0.76               0.76
  Oppenheimer Capital
    Appreciation Fund/VA......    0.64       N/A      0.03              0.67               0.67
  Oppenheimer Main Street Small Cap
    Fund/VA..................     0.75       N/A      0.60              1.35               1.35
SAGE LIFE INVESTMENT TRUST:
  S&P 500 Equity Index Fund*..    0.38        0       0.17              0.55(11)           1.15(10)
  Money Market Fund...........    0.48        0       0.17              0.65(11)           1.00
  Nasdaq-100 Index(R) Fund**..    0.80        0       0.05              0.85(11)           1.20(10)
  All-Cap Growth Fund.........    0.99        0       0.11              1.10(11)           1.58(10)
VAN KAMPEN LIFE INVESTMENT TRUST, (Class II Shares):
  LIT Growth and Income Portfolio 0.57       0.25     0.18              1.00               1.03
  LIT Emerging Growth Portfolio   0.70       0.25     0.05              1.00               1.00

-------------


(1) Other expense ratios for the period from April 28, 2000 (commencement of operations) through December 31, 2000, have been annualized. The adviser has contractually agreed to waive management fees or otherwise pay other expenses until December 31, 2002 so that the total operating expenses do not exceed 1.60% and 1.23%, respectively, for the International Portfolio and Technology Portfolio.

(2) Management fees before waivers are 1.10%, 0.70% and 0.70% respectively, for the International Portfolio, the Small Cap Growth Portfolio and the Technology Portfolio.

(3) The Rule 12b-1 Fees deducted from the Class IB Shares of these portfolios cover certain distribution and shareholder support services provided by Sage Life in the selling of policies investing in those portfolios. The maximum amount of the Rule 12b-1 Fee is 0.25%.

(4) The Small Cap Growth Portfolio commenced operations on January 2, 2001. Other expenses for the Small Cap Growth Portfolio are based on estimated amounts for the current fiscal year (2001). Expenses shown in the table reflect estimated fee waivers by the adviser. The total gross expenses the Portfolio would pay (on an estimated basis) is 7.45%. The adviser has contractually agreed to waive management fees or otherwise pay other expenses until December 31, 2002 so that the total operating expenses do not exceed 1.23%.


(5) Each Fund has an expense offset arrangement which reduces the Fund's custodian fee. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund.

(6) Certain expenses of the VIF-Blue Chip Growth Fund were absorbed voluntarily by INVESCO pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the Board of Directors. Before absorption, the Fund's other expenses and total annual Fund operating expenses for the fiscal year ended December 31, 2000 were 2.03% and 2.88%, respectively, of the Fund's average net assets.

(7) Each Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Each Fund may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing Fund expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund. Had these fee reductions been taken into account, "Total Expenses (after fee waivers and reimbursements, as applicable)" would be lower and would equal: MFS Investors Trust Series -- 0.86%; MFS High Income Series -- 0.90%; MFS Research Series -- 0.84%; MFS Total Return Series -- 0.89%; and MFS Capital Opportunities Series -- 0.90%.

(8) MFS has contractually agreed, subject to reimbursement, to bear expenses for the MFS High Income Series, such that the series' "Other Expenses" do not exceed 0.15% of the average daily net assets of the series during the current fiscal year. These contractual arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series. Absent expense reimbursement, the Total Annual Portfolio Expenses for the year ended December 31, 2000 were .99% for the series.

(9) The adviser has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses of the Portfolio will not exceed the percentage set forth in the table under "Total Annual Expenses (after fee waivers and/or reimbursements, as applicable)." For purposes of determining the amount of the voluntary management fee waiver and/or reimbursement, if any, the annual operating expenses of the Portfolio exclude certain investment related expenses such as foreign country tax expense and interest expense on amounts borrowed. As a result, the expense ratio, including these expenses, after fee waivers and/or reimbursements may be higher than the net amounts set forth in the table. Fee waivers and/or expense reimbursements are voluntary and the adviser reserves the right to terminate any waiver and/or reimbursement at any time without notice. Without such waivers and/or reimbursements, management fees, other expenses and total annual expenses would have been:
     .80%, .63% and 1.43% with respect to the Global Value Equity Portfolio; .75%, .52% and 1.27% with respect to the Mid Cap Value Portfolio; and .55%, .54% and 1.09% with respect to the Value Portfolio

(10) A Rule 12b-1 Plan (the "Plan") has been adopted by each Sage Life Investment Trust Fund (except the Money Market Fund), pursuant to which up to 0.25% may be deducted from Fund assets. No Plan payments were made during 2000, and no payments will be made for the year ending December 31, 2001.

(11) Sage Advisors, Inc., the Funds' investment manager, has entered into an expense limitation contract with the Funds, under which it will limit
      expenses  of  the  Funds,   excluding   interest,  taxes,   brokerage  and
      extraordinary expenses through May 1, 2002. The expenses of Sage Life Investment Trust's Nasdaq-100 Index(R) Fund and All-Cap Growth Fund are based on the estimated expenses that those Funds expect to incur in 2001, their initial full fiscal year. The Nasdaq-100 Index(R) Fund and the All-Cap Growth Fund commenced operations on September 18, 2000. Absent such expense limitations, management fees, maximum 12b-1 fees, other expenses and total annual expenses for the year ended December 31, 2000 would have been: .55%, .25%, .35% and 1.15% with respect to the S&P 500 Equity Index Fund; .65%, 0.0%, .35% and 1.00% with respect to the Money Market Fund; and are estimated to be .85%, .25%, .10% and 1.20% with respect to the Nasdaq-100 Index(R) Fund and 1.10%, .25%, .23% and 1.58% with respect to the All-Cap Growth Fund.

* S&P 500(R) is a trademark of the McGraw-Hill Companies, Inc. and has been licensed for use by Sage Advisors, Inc. The S&P 500 Equity Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

** The Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations"), and are licensed for use by Sage Advisors, Inc. The product has not been passed on by the Corporations as to its legality or suitability. The product is not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITIES WITH RESPECT TO THE PRODUCT.

EXAMPLES

     The purpose of the following examples is to demonstrate the expenses that you would pay on a $1,000 investment in the Variable Account. We calculate the examples based on the fees and charges shown in the tables above, and we assume that the fee waivers and expense reimbursements shown above will continue. For a more complete description of these expenses, see "What Are The Expenses Under A Contract?" and see the prospectuses for the Trusts.

     You should not consider the examples a representation of past or future expenses. Actual expenses may be greater or less than those shown. In addition, we do not reflect Purchase Payment Tax Charges. These charges may apply depending on the state where the Contract is sold. You might also incur transfer fees if you make more than twelve transfers in a Contract Year; however, we currently do not assess the Transfer Charge. See "Transfer Charge."

     The assumed 5% annual rate of return is hypothetical. You should not consider it to be representative of past or future annual returns; both may be greater or less than this assumed rate.

     The examples reflect the charges for the following optional riders (which is the most expensive way to purchase the Contract): Enhanced Guaranteed Minimum Income Benefit, Enhanced Guaranteed Minimum Death Benefit, Accidental Death Benefit, and Earnings Enhancement Death Benefit. Your expenses would be less than the expenses in the examples if you purchase none or fewer than all of the optional benefits.

     You would pay the following expenses on a $1,000 initial purchase payment, assuming a 5% annual return on assets and the charges listed in the Fee Table above regardless of whether you surrender or annuitize your Contract at the end of each time period.



FUND                                                  TIME PERIODS
-----                                   --------------------------------------------
                                        1 YEAR     3 YEARS     5 YEARS     10 YEARS
                                        -------    -------     -------     ---------

AIM VARIABLE INSURANCE FUNDS (Series II Shares):
  AIM V.I. Government
     Securities Fund................    38          114          193          397
  AIM V.I. Growth and Income Fund...    36          110          186          386
  AIM V.I. International
     Equity Fund....................    38          116          195          402
  AIM V.I. Value Fund...............    36          110          186          386
THE ALGER AMERICAN FUND:
  Alger Mid Cap
     Growth Portfolio...............    34          103          174          363
  Alger American Income &
     Growth Portfolio...............    32           98          167          349
  Alger American Small
     Capitalization Portfolio.......    34          104          177          368
FIRST AMERICAN INSURANCE PORTFOLIOS, INC. (Class IB Shares):
  International Portfolio...........    41          125          211          431
  Small Cap Growth Portfolio........    38          114          193          398
  Technology Portfolio..............    38          114          193          398
INVESCO VARIABLE INVESTMENT FUNDS, INC.:
  INVESCO VIF - Blue Chip Growth Fund   44          133          223          452
  INVESCO VIF - Financial
     Services Fund..................    36          110          186          386
  INVESCO VIF - Health
     Sciences Fund..................    36          110          185          384
  INVESCO VIF - Technology Fund.....    36          108          183          379
MFS(R) VARIABLE INSURANCE TRUST (SM):
  MFS Investors Trust Series........    34          104          175          365
  MFS High Income Series............    34          105          177          369
  MFS Research Series...............    34          103          174          363
  MFS Total Return Series...........    34          104          177          368
  MFS Capital Opportunities Series..    34          105          177          369
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
  Global Value Equity Portfolio.....    37          112          189          391
  Mid Cap Value Portfolio...........    36          109          184          382
  Value Portfolio...................    34          103          174          363
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  Oppenheimer Bond Fund/VA..........    33          100          170          355
  Oppenheimer Capital Appreciation
     Fund/VA........................    34          104          175          365
  Oppenheimer Main Street Small Cap
     Fund/VA........................    39          118          199          409
SAGE LIFE INVESTMENT TRUST:
  S&P 500 Equity Index Fund.........    31           94          160          335
  Money Market Fund.................    32           97          165          345
  Nasdaq-100 Index(R) Fund..........    34          103          174          363
  All-Cap Growth Fund...............    36          111          187          387
VAN KAMPEN LIFE INVESTMENT TRUST (Class II Shares):
  LIT Growth and Income Portfolio...    35          107          182          377
  LIT Emerging Growth Portfolio.....    35          107          182          377



==============================================================================
1.  WHAT ARE THE CONTRACTS?
==============================================================================

     The Contracts are flexible payment deferred combination fixed and variable annuity Contracts. They are designed for use in your long-term financial and retirement planning and provide a means for investing amounts on a tax-deferred basis in our Variable Account and our Fixed Account.

     Under the terms of the Contract, we promise to pay you income payments after the Income Date. Until the Income Date, you may make additional purchase payments under the Contract, and will ordinarily not be taxed on increases in the value of your Contract as long as you do not take distributions. When you use the Contract in connection with tax-qualified retirement plans, federal income taxes may be deferred on your purchase payments, as well as on increases in the value of your Contract. However, if you would like to purchase a Contract in connection with a tax-qualified retirement plan, please carefully consider the costs and benefits of the Contract (including income payments) before your purchase since the tax- qualified retirement plan provides for tax- sheltered growth. See "How Will My Contract Be Taxed?" The Contracts may not be available in all states or all markets. Your Contract may differ from the descriptions below because of the requirements of the state where we issued your Contract.

     We may offer other variable annuity contracts that also invest in the same Funds offered under the Contracts. These contracts may have different charges and they may offer different benefits. Expenses for a Contract with no surrender charges may have higher Asset-Based Charges than contracts with surrender charges.


YOUR OPTIONS

     When you make purchase payments, you can allocate those purchase payments to one or more of the subdivisions of the Variable Account, known as "Variable Sub-Accounts." See "Variable Sub-Account Investment Options." We will invest purchase payments you allocate to a Variable Sub-Account solely in its corresponding Fund. Your Account Value in a Variable Sub-Account will vary according to the investment performance of that Fund. Depending on market conditions, your value in each Variable Sub-Account could increase or decrease. We do not guarantee a minimum value. You bear the risk of investing in the Variable Account. We call the total of the values in the Variable Sub-Accounts the "Variable Account Value."

     You can also allocate purchase payments to our Fixed Account. See "Fixed Account Investment Options." The Fixed Account includes "Fixed Sub-Accounts" to which we credit fixed rates of interest for the Guarantee Periods you select. We call the total of the values in the Fixed Sub-Accounts, the "Fixed Account Value." We currently offer Guarantee Periods with durations of 1, 2, 3, 4, 5, 7, and 10 years. If any amount allocated or transferred remains in a Guarantee Period until the Expiration Date, its value will equal the amount originally allocated or transferred, multiplied, on an annually compounded basis, by its guaranteed interest rate. We will ordinarily apply a Market Value Adjustment to any surrender, withdrawal, transfer, or amount applied to an income plan from a Fixed Sub-Account before its Expiration Date. The Market Value Adjustment may increase or decrease the value of the Fixed Sub-Account (or portion thereof) being surrendered, withdrawn, transferred, or applied to an income plan. See "Market Value Adjustment." The Fixed Account may not be available in your state.

     We also offer you five optional benefits for an additional charge - the Guaranteed Minimum Income Benefit ("GMIB"), the Guaranteed Minimum Death Benefit ("GMDB"), the Accidental Death Benefit ("ADB"), the Enhanced Guaranteed Minimum Death Benefit ("Enhanced GMDB") and the Earnings Enhancement Death Benefit ("EEDB"). These riders can provide additional benefits that we discuss in "What Are My Income Payment Options" and "Does the Contract Have A Death Benefit."

TRANSFERS

     Subject to certain conditions, you can transfer Account Value three ways:

        -     From one Variable Sub-Account to another Variable Sub-
              Account;

        -     From a Fixed Sub-Account to a Variable Sub-Account; or

        -     From a Variable Sub-Account to a Fixed Sub-Account.


==============================================================================
2.  WHAT ARE MY INCOME PAYMENT OPTIONS?
==============================================================================

YOUR CHOICES

     You have several choices to make concerning your income payments. First, you choose the Income Date when you want income payments to begin. The Income Date you choose must be on or before the first calendar month following the Annuitant's 95th birthday. We reserve the right to require that your Income Date be at least two years after the Contract Date. If you do not select an Income Date, the Income Date will be the first calendar month following the Annuitant's 95th birthday. Then, you select an income plan from the list below, and indicate whether you want your income payments to be fixed or variable or a combination of fixed and variable. You must give Satisfactory Notice of your choices at least 30 days before the Income Date, and you must have at least $5,000 of Account Value to apply to a variable or fixed income plan.

     On the Income Date, we will use the Account Value under the Contract (adjusted for any Market Value Adjustment, if applicable) to provide income payments. Unless you request otherwise, we will use any Variable Account Value to provide variable income payments, and we will use any Fixed Account Value to provide fixed income payments. If you have not chosen an income plan by the Income Date, a "life annuity with 10 years certain" (described below) will be used.

     The available income plans are (the descriptions of the plans assume you are the Annuitant):

        - INCOME PLAN 1 -- Life Annuity - You will receive payments for your life.

        - INCOME PLAN 2 -- Life Annuity with 10 or 20 Years Certain - You will receive payments for your life. However, if you die before the end of the guaranteed certain period you select (10 or 20 years), your Beneficiary will receive the payments for the remainder of that period. If the Annuitant dies during the period certain elected, the Owner may elect to receive the commuted value of the remaining variable income payments. The commuted value will be determined by discounting the remaining payments at the assumed investment rate used for the income plan.

        - INCOME PLAN 3 -- Joint and Last Survivor Life Annuity - We will make payments as long as either you or a second person you select (such as your spouse) is alive.

        - INCOME PLAN 4 -- Payments for a Specified Period Certain - You will receive payments for the number of years you select (which may be from 5 to 30 years). However, if you die before the end of that period, your Beneficiary will receive the payments for the remainder of the guaranteed certain period. The Owner may elect to receive the commuted value of the remaining variable income payments. The commuted value will be determined by discounting the remaining payments at the assumed investment rate used for the Income Plan.

        - INCOME PLAN 5 -- Annuity Plan - You can use your Account Value to purchase any single premium annuity we offer on the Income Date for which you and the Annuitant are eligible.

     There may be adverse tax consequences if you make a partial withdrawal during the Income Phase of commuted value.

INCOME PAYMENT AMOUNTS

     We will base your first income payment, whether fixed or variable, on the amount of proceeds applied under the income plan you have selected and on the monthly income rate per $1,000. These rates vary based on the Annuitant's age and sex, and if applicable upon the age and sex of a second person you designate. The rates we apply will never be lower than the Monthly Income Payment rate per $1,000 shown in the Income Tables in your Contract Schedule.

     If you told us you want fixed income payments, we guarantee the amount of each income payment, and it remains level throughout the period you selected.

     If you told us you want variable income payments, the amount of each payment will vary according to the investment performance of the Funds you selected.

     VARIABLE INCOME PAYMENTS. To calculate your initial and future variable income payments, we need to make an assumption regarding the investment performance of the Funds you select. We call this your assumed investment rate. This rate is simply the total return, after expenses, you need to earn to keep your variable income payments level. Rather than building in our own estimate, we will allow you to tailor your variable income payments to meet your needs by giving you a choice of rates. Currently, you may select either 2.5% or 6%. If you do not select a rate, we will apply the 2.5% rate. (We may offer other rates in the future). The lower the rate, the lower your initial variable income payment, but the better your payments will keep pace with inflation (assuming positive investment performance). Conversely, the higher the rate, the higher your initial variable income payment, but the less likely your payments will keep pace with inflation (assuming net positive investment performance greater than the assumed investment rate).

     For example, if you select 6%, this means that if the investment performance, after expenses, of your Funds is less than 6%, then the dollar amount of your variable income payment will decrease. Conversely, if the investment performance, after expenses, of your Funds is greater than 6%, then the dollar amount of your income payments will increase.

     Your income payments will be made monthly, unless you choose quarterly, semi-annual or annual payments by giving us Satisfactory Notice at least 30 days before the Income Date. Payments start on the Income Date. Each payment must be at least $100. If any payment would be less than $100, we may change the payment frequency to the next longer interval, but in no event less frequent than annual. Also, if on the Income Date, the Account Value is less than $5,000, we may pay the Account Value on that date in one sum.

OPTIONAL GUARANTEED MINIMUM INCOME BENEFIT RIDERS

     The GMIB riders are optional riders that ensure, if you satisfy a rider's conditions, the availability of guaranteed minimum lifetime income payments starting on the Income Date. We offer two such riders. Each is described in the following paragraphs.

     Guaranteed Minimum Income Benefit. Regardless of investment experience, this rider guarantees that you will never receive income payments that are less than the GMIB. For a particular income plan and frequency of payment, we determine the GMIB by applying the applicable Monthly Income Payment rate per $1,000 shown in the Income Tables in your Contract Schedule to the greater of:
(a) the Highest Anniversary Value (described below), or (b) 100% of the sum of all purchase payments made under the Contract, reduced proportionately by the amount that any prior withdrawal (including any Market Value Adjustment incurred) reduces Account Value.

     We then compare the GMIB to what we would pay you if you had not elected the GMIB rider. We determine this amount by applying your current Account Value to our then current monthly income rate per $1,000 (the current monthly income rates are generally more favorable than the Monthly Income Payment rates per $1,000 shown in the Income Tables in the Contract Schedule and used to calculate the GMIB). We will pay you the amount that results in higher income payments.

     The Highest Anniversary Value is the greatest anniversary value attained in the following manner. On the Income Date, we will calculate an anniversary value for each Contract Anniversary on or before your Income Date, excluding, however, Contract Anniversaries that come after you attain age 80 or before the effective date of the GMIB rider. An anniversary value for a Contract Anniversary equals:

        -      the Account Value on that Contract Anniversary;
        - increased by the dollar amount of any purchase payments made since that Contract Anniversary; and
        - reduced by the proportion that any withdrawal taken since that Contract Anniversary (including applicable Market Value Adjustments) reduces Account Value.

     Enhanced Guaranteed Minimum Income Benefit. Regardless of investment experience, this rider guarantees that you will never receive income payments that are less than the Enhanced GMIB. For a particular income plan and frequency of payment, we determine the Enhanced GMIB by applying the applicable Monthly Income Payment rate per $1,000 shown in the Contract Schedule to the greatest of
(a) the Roll-Up Benefit Value, (b) the Highest Anniversary Value, or (c) 100% of the sum of all purchase payments made under the Contract, reduced proportionately by the amount that any prior withdrawal (including any Market Value Adjustment incurred) reduces the Account Value.

     We then compare the Enhanced GMIB to what we would pay you if you had not elected the Enhanced GMIB rider. We determine this amount by applying your current Account Value to our then current monthly income rate per $1,000 (the current monthly income rates are generally more favorable than the Monthly Income Payment rates per $1,000 shown in the Income Tables in the Contract Schedule and used to calculate the Enhanced GMIB). We will pay you the amount that results in higher income payments.

     The Highest Anniversary Value for the Enhanced GMIB is determined in the same manner as it is for the GMIB. The Roll-Up Benefit Value is calculated as follows:

     - On the Contract Date, the Roll-Up Benefit Value is equal to the initial purchase payment.

     - Thereafter, we calculate interest on the Roll-Up Benefit Value for the current Valuation Period, but not after the Owner attains age 80, at the effective annual interest rate shown in the Contract Schedule.

     - We then add to the Roll-Up Benefit Value the dollar amount of any additional purchase payments paid during the current Valuation Period, and then we reduce the Roll-Up Benefit Value proportionately for any withdrawals (including any Market Value Adjustment incurred) taken during the current Valuation Period. The reduction will be made in proportion to the reduction in Account Value that results from a withdrawal.

     - The Roll-Up Benefit Value is subject to a maximum of two times purchase payments, reduced proportionately for any withdrawals (including any Market Value Adjustment incurred).

     We show examples of how both GMIBs work in Appendix D.

     FURTHER INFORMATION ABOUT THE GMIBs. The remaining information in this Section applies to both GMIB riders except as indicated.

     CONTRACT CONTINUATION OPTION. An Owner's surviving spouse who is eligible to continue the Contract under the Contract Continuation Option, may also be eligible to continue a GMIB rider. To do so, the surviving spouse must give our Customer Service Center notice within 30 days of the Business Day we receive proof of the Owner's death. If the spouse is eligible, we will continue the rider and assess charges based on the spouse's attained age and our then current charges. The following conditions apply:

- The surviving spouse must elect to continue the Contract instead of electing to receive distribution of the death benefits.

     - For purposes of determining the "Effective Date" provision in the rider, the Effective Date is the Valuation Date the new Owner elects to continue the rider (when the election is received at our Customer Service Center).

     - For purposes of determining the Highest Anniversary Value, we initially set it equal to the Account Value on the Valuation Date that the new Owner elects to continue the rider.

- The calculation of the Highest Anniversary Value will exclude all anniversary values for Contract Anniversaries before the date the surviving spouse becomes the new Owner.

- As to the Enhanced GMIB only, for purposes of determining the Roll-Up Benefit Value we initially set it equal to the Account Value on the Valuation Date the new Owner elects to continue the rider.

     All of the other terms and conditions of the riders will continue as before the new Owner elected to continue the rider.

     WHEN MAY YOU ELECT INCOME PAYMENTS UNDER THE GMIBs? You may take income payments using the GMIB on any Contract Anniversary, or the thirty-day period that follows a Contract Anniversary, only after (a) the Annuitant has attained age 60, and (b) the Contract has been in effect (i) for seven years for the GMIB, and (ii) for ten years for the Enhanced GMIB.

     INCOME PLANS AVAILABLE WITH THE GMIB. You may elect to use the GMIB with the following income plans in your Contract:

        -     Income Plan 1. Fixed Life Annuity;
        -     Income Plan 2. Fixed Life Annuity with 10 or 20 Years
              Certain; and
        -     Income Plan 3. Fixed Joint and Last Survivor Annuity.

     You may also elect any other income plan we offer on the Income Date for which you and the Annuitant are then eligible and we then make available for use with the GMIB.

        OTHER GMIB TERMS AND CONDITIONS

        -     The GMIB must be purchased at time of application;
        - The Annuitant must be age 80 or younger at the time your Contract is issued;
        - The purchase of the GMIB as an optional benefit is irrevocable and charges for the GMIB will remain in force for as long as your Contract remains in force, or until your Income Date if sooner.
        - If there are multiple Owners, we will use the age of the oldest Owner to determine any benefits.
        - If there is an Owner who is not a natural person (that is, an individual), we will treat the Annuitant as the Owner to determine any benefits and will use the Annuitant's age in determining such benefits.

     IMPORTANT CONSIDERATIONS REGARDING THE GMIB. While a GMIB does provide a guaranteed minimum amount of income, a GMIB MAY NOT BE APPROPRIATE FOR ALL INVESTORS. You should understand the GMIBs completely and analyze them thoroughly before you purchase a GMIB.

        - A GMIB does not in any way guarantee the performance of any Fund, or any other investment option under your Contract.
        - Once purchased, the GMIB is irrevocable. This means that before the Income Date if current monthly income payment rates per $1,000 and the investment performance of the Funds are such as would result in higher income payments than would be the case under a GMIB using guaranteed monthly income payment rates, the GMIB charges will still be assessed.
        - The GMIB in no way restricts or limits your rights to take income payments at other times permitted under your Contract -- therefore, you should consider the GMIB as an income payment "floor."
        - Please take advantage of the guidance of a qualified financial adviser in evaluating the GMIB options, as well as all other aspects of your Contract.
        - One or both of the GMIB riders may not be approved in all states.

==============================================================================
3.  HOW DO I PURCHASE A CONTRACT?
==============================================================================

INITIAL PURCHASE PAYMENT

     You may purchase a Contract for use in connection with tax-qualified retirement plans ("Qualified Contracts") or on a non-tax qualified basis ("Non-Qualified Contracts"). To purchase a Contract, you and the Annuitant you select may not be more than 90 years old on the Contract Date. We require a minimum initial purchase payment of $15,000.

ISSUANCE OF A CONTRACT

     Once we receive your initial purchase payment and your application at our Customer Service Center, we will usually issue your Contract within two Business Days. However, if you did not give us all the information we need, we will try to contact you to get the needed information. If we cannot complete the application within five Business Days, we will either send your money back or obtain your permission to keep your money until we receive the necessary information. In some cases we can issue a Contract without receiving a signed application. In those cases, we will send an "Application/Confirmation" form with the issued Contract, and ask you to sign and return it to us to verify the terms of the Contract. Your Contract Date will be the date we issue your Contract at our Customer Service Center.

FREE LOOK RIGHT TO CANCEL YOUR CONTRACT

     During your "Free Look" Period, you may cancel your Contract. The Free Look Period usually ends 10 days after you receive your Contract. Some states require a longer period. If you decide to cancel your Contract, you must return it to our Customer Service Center or to one of our authorized registered representatives. We will send you a refund equal to your Account Value plus any Purchase Payment Tax Charge we have deducted on or before the date we receive your returned Contract at our Customer Service Center. We do not refund charges other than the Purchase Payment Tax Charge. If required by the law of your state, or if your Contract is an Individual Retirement Annuity, we will refund you the greater of (a) your Account Value plus any Purchase Payment Tax Charges we have deducted, or (b) your initial purchase payment, less any withdrawals previously taken. Where required by law to refund the purchase payments less withdrawals, we will temporarily invest amounts you allocated to the Variable Account to the Money Market Sub-Account until we deem the Free Look Period to end. See "What Are My Investment Options."

MAKING ADDITIONAL PURCHASE PAYMENTS

     You may make additional purchase payments of $250 or more (a lesser minimum amount may apply to Qualified Contracts; contact our Customer Service Center) at any time before the Income Date, subject to the following conditions. You may make additional purchase payments for as little as $100 under ACH (Automatic Clearing House).

     We will accept additional purchase payments as shown below:

======================       =================================================
CONTRACT TYPE                       RESTRICTIONS ON ACCEPTANCE OF
                                    ADDITIONAL PURCHASE PAYMENTS
----------------------       -------------------------------------------------

Non-Qualified Accepted until the earlier of the year in which Contract you or the Annuitant attains age 90.
----------------------       -------------------------------------------------
Qualified                    Accepted until the year in which you attain age
Contract                     90, except for annual contributions to a
                             traditional IRA which are accepted until the year
                             in which you attain age 701/2.
======================       =================================================

     You must obtain our prior approval before you make a purchase payment that causes the Account Value of all annuities that you maintain with us to exceed $1,000,000.

     We will credit any purchase payment received after the Contract Date to your Contract as of the Business Day on which we received it at our Customer Service Center. We will deem purchase payments received on other than a Business Day as received on the next following Business Day.

WHEN WE MAY CANCEL YOUR CONTRACT

     If you have not made a purchase payment for more than two years and your Account Value is less than $2,000 on a Contract Anniversary, we may cancel your Contract and pay you the Surrender Value as though you had surrendered. We will give you written notice at your address of record. However, we will allow you 61 days from the date of that notice to submit an additional purchase payment in an amount sufficient to maintain your Account Value at $2,000 or more. If we have not received the required additional purchase payment by the end of this period, we may cancel your Contract.

==============================================================================
4.  WHAT ARE MY INVESTMENT OPTIONS?
==============================================================================

PURCHASE PAYMENT ALLOCATIONS

     When you apply for a Contract, you specify the percentage of your initial and additional purchase payments to be allocated to each Variable Sub-Account and/or to each Fixed Sub-Account. You can change the allocation percentages at any time by sending Satisfactory Notice to our Customer Service Center. The change will apply to all purchase payments we receive on or after the date we receive your request. Purchase payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

     We may require that an initial purchase payment allocated to a Variable Sub-Account be temporarily invested in the Money Market Sub-Account during the Free Look Period. We will require this if required by law to refund your full initial purchase payment less any withdrawals previously taken, should you cancel your Contract during the Free Look Period. At the end of the Free Look Period, if we temporarily allocated your initial purchase payment to the Money Market Sub-Account, we will transfer the value of what is in the Money Market Sub-Account to the Variable Sub-Account(s) you specified in your application. Solely for the purpose of processing this transfer from the Money Market Sub-Account, we will deem the Free Look Period to end 15 days after the Contract Date. This transfer from the Money Market Sub-Account to the Variable Sub-Accounts at the end of the Free Look Period does not count as a transfer for any other purpose under the Contract.

VARIABLE SUB-ACCOUNT INVESTMENT OPTIONS

     The Variable Account has 31 available Sub-Accounts, each investing in a specific Fund. Each of the Funds is either an open-end diversified management investment company or a separate investment portfolio of such a company, and is managed by a registered investment adviser. Below is a list of the Funds available under the Contract. Appendix A contains more information about the Funds, including a brief description of their investment objectives and strategies and principal fund risks.

     More detailed information concerning the investment objectives, policies, and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations is found in the current prospectus for each Trust or Fund. You should read the Trusts' or Fund's prospectuses carefully. There is no assurance that these objectives will be met. Not every Fund may be available in every state or in every market. We will send you the Trust or Fund prospectuses with your Contract.

The following Funds are available under the Contract:

        AIM VARIABLE INSURANCE FUNDS (Series II Shares)

        AIM V.I. Government Securities Fund
        AIM V.I. Growth and Income Fund
        AIM V.I. International Equity Fund
        AIM V.I. Value Fund
        A I M Advisors, Inc. advises the AIM Variable Insurance Funds (Series II Shares).

        THE ALGER AMERICAN FUND

        Alger American Midcap Growth Portfolio
        Alger American Income & Growth Portfolio
        Alger American Small Capitalization Portfolio

        Fred Alger Management, Inc. advises The Alger American Fund.

        FIRST AMERICAN INSURANCE PORTFOLIOS, INC.
        (Class IB Shares)

        Small Cap Growth Portfolio
        Technology Portfolio
        International Portfolio

        U.S. Bancorp Piper Jaffray Asset Management, Inc. is the investment
adviser for the First American Insurance Portfolios, Inc.   Clay Finlay Inc.
is the sub-adviser for the International Portfolio.

        INVESCO VARIABLE INVESTMENT FUNDS, INC.

        INVESCO VIF - Blue Chip Growth Fund
        INVESCO VIF - Health Sciences Fund
        INVESCO VIF - Technology Fund
        INVESCO VIF - Financial Services Fund

        INVESCO Funds Group, Inc. is the investment adviser for the INVESCO Variable Investment Funds, Inc.

        MFS(R) VARIABLE INSURANCE TRUST(SM)

        MFS Investors Trust Series
        MFS High Income Series
        MFS Research Series
        MFS Total Return Series
        MFS Capital Opportunities Series

        MFS Investment Management(R) advises the MFS(R) Variable Insurance
Trust.

        THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

        Global Value Equity  Portfolio
        Mid Cap Value Portfolio
        Value Portfolio

     Morgan Stanley Investment Management, Inc. advises the Global Value Equity Portfolio. Morgan Stanley Investments (formerly Miller Anderson & Sherrerd, LLP) advises the Value Portfolio and the Mid Cap Value Portfolio.

        OPPENHEIMER VARIABLE ACCOUNT FUNDS

        Oppenheimer Bond Fund/VA
        Oppenheimer Capital Appreciation Fund/VA
        Oppenheimer Main Street Small Cap Fund/VA

        OppenheimerFunds, Inc. manages Oppenheimer Variable Account Funds.

        SAGE LIFE INVESTMENT TRUST

        S&P 500 Equity Index Fund
        Money Market Fund
        Nasdaq - 100 Index(R) Fund
        All-Cap Growth Fund

     Sage Advisors, Inc. is the investment manager to the Sage Life Investment Trust. State Street Global Advisors subadvises the S&P 500 Equity Index Fund and Nasdaq-100 Index(R) Fund. Conning Asset Management Company subadvises the Money Market Fund. Eagle Asset Management, Inc. subadvises the All-Cap Growth Fund.

       VAN KAMPEN LIFE INVESTMENT TRUST
       (Class II Shares)

       LIT Growth and Income Portfolio
       LIT Emerging Growth Portfolio

     Van Kampen Asset Management Inc. is the investment adviser for the portfolios of Van Kampen Life Investment Trust.

     The names, investment objectives, and policies of certain Funds may be similar to those of other retail mutual funds which can be purchased outside of a variable insurance product, and that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be higher or lower than the results of such other retail mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other retail mutual fund, even if the other retail mutual fund has the same investment adviser or manager.

     A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative instruments, non- investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

     Shares of the Funds may be sold to separate accounts of insurance companies that are not affiliated with us or each other, a practice known as "shared funding." They also may be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners who allocate Account Values to the Variable Account, and owners of other contracts who allocate contract values to one or more other separate accounts investing in any of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under
Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, there is a possibility that a material conflict may arise between the interest of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any material conflicts, we will consider what action may be appropriate, including removing a Fund from the Variable Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Trust's prospectus.

     We have entered into agreements with either the investment adviser or distributor for each of the Funds in which the adviser or distributor pays us a fee for administrative services we provide. The fee is ordinarily based upon an annual percentage of the average aggregate net amount we have invested on behalf of the Variable Account and other separate accounts. These percentages differ; some investment advisers or distributors pay us a greater percentage than other advisers or distributors.


FIXED ACCOUNT INVESTMENT OPTIONS

     Each time you allocate purchase payments or transfer funds to the Fixed Account, we establish a Fixed Sub-Account. We guarantee an interest rate (the "Guaranteed Interest Rate") for each Fixed Sub-Account for a period of time (a "Guarantee Period"). When you make an allocation to the Fixed Sub- Account, we apply the Guaranteed Interest Rate then in effect. We may establish "DCA Fixed Sub-Accounts" for our Dollar-Cost Averaging Program.

     HOW WE DETERMINE THE GUARANTEED INTEREST RATE. We have no specific formula for establishing the Guaranteed Interest Rates for the different Guarantee Periods. Our determination will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments that we may acquire with the amounts we receive as purchase payments or transfers of Account Value under the Contracts. We will invest these amounts primarily in investment-grade fixed income securities including: securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government; debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investor Services, Inc., Standard & Poor's Corporation, or any other nationally recognized rating service; mortgage-backed securities collateralized by real estate mortgage loans, or securities collateralized by other assets, that are insured or guaranteed by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association, or the Government National Mortgage Association, or that have an investment grade at the time of purchase within the four highest grades described above; other debt instruments; commercial paper; cash or cash equivalents. You will have no direct or indirect interest in these investments, and you do not share in the investment performance of the assets of the Fixed Account. We will also consider other factors in determining the Guaranteed Interest Rates, including regulatory and tax requirements, sales commissions, administrative expenses borne by us, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES IT DECLARES. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE INTEREST RATES. HOWEVER, OUR GUARANTEED INTEREST RATES WILL BE AT LEAST 3% PER YEAR. GUARANTEED INTEREST RATES DO NOT DEPEND UPON AND DO NOT REFLECT THE PERFORMANCE OF THE FIXED ACCOUNT.

     GUARANTEE PERIODS. We measure the length of a Guarantee Period from the end of the calendar month in which you allocated or transferred the amount to the Fixed Sub-Account. This means that the Expiration Date of any Guarantee Period will always be the last day of a calendar month. The currently available Guarantee Periods are 1, 2, 3, 4, 5, 7, and 10 years. We may offer different Guarantee Periods in the future. Not all Guarantee Periods may be available in all states. Any Guarantee Period you select cannot be longer than the number of full years remaining until your Income Date.

     We may offer different Guarantee Periods with special Guaranteed Interest Rates for the DCA Fixed Sub-Accounts. In addition, we may offer special Guaranteed Interest Rates for new purchase payments allocated to the Fixed Sub-Accounts.

     We will notify you of your renewal options at least thirty days before each Expiration Date of your Fixed Sub-Accounts. Currently, your options are:

- Take no action and we will transfer the value of the expiring Fixed Sub-Account to the Fixed Sub-Account with the same Guarantee Period, but not longer than five years or extending beyond the Income Date, as of the day the previous Fixed Sub-Account expires. If such Guarantee Period is not currently available, we will transfer your value to the next shortest Guarantee Period. If there is no shorter Guarantee Period, we will transfer your value to the Money Market Sub-Account.

- Elect a new Guarantee Period(s) from among those we offer as of the day the previous Fixed Sub-Account expires (but not beyond your Income Date).

- Elect to transfer the value of the Fixed Sub-Account to one or more Variable Sub-Accounts.

     Any amounts surrendered, withdrawn, transferred or applied to an income plan other than during the thirty days before the Expiration Date of the Guarantee Period are subject to a Market Value Adjustment with the exception of the following transactions:

        - Transfers from DCA Fixed Sub-Accounts made automatically under our Dollar Cost Averaging Program, and

        - Withdrawals of earned interest made automatically under our Systematic Partial Withdrawal Program.

     We currently waive any Market Value Adjustment on withdrawals you take to satisfy IRS minimum distribution requirements.

     MARKET VALUE ADJUSTMENT. A Market Value Adjustment reflects the change in interest rates since we established a Fixed Sub-Account. It compares: (l) the current Index Rate for a period equal to the time remaining in the Guarantee Period, and (2) the Index Rate at the time we established the Fixed Sub-Account for a period equal to the Guarantee Period.

        Ordinarily:

        - If the current Index Rate for a period equal to the time remaining in the Guarantee Period is higher than the applicable Index Rate at the time we established the Fixed Sub-Account, the Market Value Adjustment will be negative.

        - If the current Index Rate for a period equal to the time remaining in the Guarantee Period is lower than the applicable Index Rate at the time we established the Fixed Sub-Account, the Market Value Adjustment will be positive.

        We will apply a Market Value Adjustment as follows:

        - For a surrender, withdrawal, transfer, or amount applied to an income plan, we will calculate the Market Value Adjustment on the total amount that must be surrendered, withdrawn, transferred or applied to an income plan to provide the amount requested.

        - If the Market Value Adjustment is negative, it reduces any remaining value in the Fixed Sub-Account, or amount of Surrender Value. Any remaining Market Value Adjustment then reduces the amount withdrawn, transferred, or applied to an income plan.

        - If the Market Value Adjustment is positive, it increases any remaining value in the Fixed Sub-Account or amount surrendered. In the case of surrender, or if you withdraw, transfer or apply to an income plan, the full amount of the Fixed Sub-Account, the Market Value Adjustment increases the amount surrendered, withdrawn, transferred, or applied to an income plan.

     A Market Value Adjustment will not be applied to any amounts payable upon death or cancellation during the Free Look Period.

     We will compute the Market Value Adjustment by multiplying the factor below by the total amount that must be surrendered, withdrawn, transferred, or applied to an income plan from the Fixed Sub-Account to provide the amount you requested.

                                                N/365
                             [(1+I)/(1+J+.0025)]       - 1

        Where:

                  I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time we established the Sub-Account;

                  J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period at the time of calculation; and

                  N is the remaining number of days in the Guarantee Period at the time of calculation.

     We currently base the Index Rate for a calendar week on the reported rate for the preceding calendar week. We reserve the right to set it less frequently than weekly but in no event less often than monthly. If there is no Index Rate for the maturity needed to calculate I or J, we will use straight-line interpolation between the Index Rate for the next highest and next lowest maturities to determine that Index Rate. If the maturity is one year or less, we will use the Index Rate for a one-year maturity.

     In Maryland, state insurance law requires that the Market Value Adjustment be computed by multiplying the amount being surrendered, withdrawn, transferred, or applied to an income plan, by the greater of the factor above and the following factor: [(1.03)/(l+K)]((G-N)/365) - 1, where N is as defined above, K equals the Guaranteed Interest Rate for the Guarantee Period, and G equals the initial number of days in the Guarantee Period. In the state of Washington, we will not assess the Market Value Adjustment because of state insurance law requirements. Because of these requirements, not all Guarantee Periods are available. Contact our Customer Service Center for available Guarantee Periods.

     The Fixed Account may not be available in your state. Contact our Customer Service Center for availability.

     Examples of how the Market Value Adjustment works are shown in Appendix B.

TRANSFERS

     Before the Income Date and while the Annuitant is living, you may transfer Account Value from and among the Variable and Fixed Sub-Accounts at any time, subject to certain conditions. However, in certain states, your right to make transfers is restricted until the Free Look Period ends. See "Purchase Payment Allocations." The minimum amount of Account Value that you may transfer from a Sub-Account is $100, or, if less, the entire remaining Account Value held in that Sub-Account. If a transfer would reduce the Account Value remaining in a Sub-Account below $100, we will treat your transfer request as a request to transfer the entire amount.

     You must give us Satisfactory Notice of the Sub-Accounts from which and to which we are to make the transfers. Otherwise, we will not transfer your Account Value. A transfer from a Fixed Sub-Account before its Expiration Date ordinarily will be subject to a Market Value Adjustment. There is currently no limit on the number of transfers from and among the Sub-Accounts.

     A transfer takes effect on the Business Day we receive Satisfactory Notice at our Customer Service Center. We will deem requests received on other than a Business Day as received on the next following Business Day. We may, however, defer transfers to, from, and among the Variable Sub-Accounts under the same conditions that we may delay paying proceeds.

        In addition, we reserve the right to restrict transfers:


        - if any of the Variable Sub-Accounts that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Sub-Account invests; or

        - if the transfer results in more than one trade involving the same Sub-Account in a 30-day period; or

        - if the transfer would adversely affect Accumulation Unit Values (which may occur if the transfer would affect one percent or more of the relevant Fund's total assets).

     We reserve the right to impose a transfer charge of up to $25 on each transfer in a Contract Year in excess of twelve, and to limit, upon notice, the maximum number of transfers you may make per calendar month or per Contract Year. For purposes of assessing any transfer charge, we will consider each transfer request to be one transfer, regardless of the number of Sub- Accounts affected by the transfer.

     After the Income Date, you must have our prior consent to transfer value from the Fixed Account to the Variable Account or from the Variable Account to the Fixed Account. A Market Value Adjustment ordinarily will apply to transfers from the Fixed Account. We reserve the right to limit the number of transfers among the Variable Sub-Accounts to one transfer per Contract Year after the Income Date.

     TELEPHONE  TRANSACTIONS.  You  may  request  transfers  or  withdrawals  by telephone. (We reserve the right to discontinue permitting withdrawals by telephone.) We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. To request transfers or withdrawals by telephone, you must elect the option on our authorization form. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to follow our procedures properly. These procedures include: (a) asking you or your authorized representative to provide certain identifying information; (b) tape recording all such conversations; and (c) sending you a confirmation statement after all such telephone transactions.

     We also have a form to allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as a durable power of attorney. The Owner's subsequent incapacity, disability, or incompetency will not affect the power of attorney. We may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act done in good faith reliance upon your power of attorney.

     INTERNET TRANSACTIONS. In addition to telephone transactions, we permit transfers via the Internet. We will send Owners information about our website and transactions that may be made through it. We will use reasonable procedures to confirm that instructions communicated by the Internet are genuine. We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to follow our procedures. These procedures include: (a) asking for your social security number and personal identification number (generally provided at Contract delivery) when you access our website to make a transaction; (b) sending you a confirmation statement (by U.S. Mail or internet, according to instructions you provided to us) after all such transactions; and
(c) posting a Contract transaction history on our website which you may access at any time.

     THIRD PARTY TRANSFERS. As a general rule and as a convenience to you, we allow a third party the right to make transfers on your behalf. However, when the same third party possesses the right to make transfers on behalf of many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the Funds, can result in higher costs to Owners, and are ordinarily not compatible with the long-range goals of purchasers of the Contracts. We believe that such simultaneous transfers made by third parties are not in the best interest of all shareholders of the Funds. The managements of the Funds share this position.

     Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made third parties holding the right to make transfers on behalf of multiple parties, we may refuse to honor third party transfers and have instituted or will institute procedures to ensure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. However, our procedures will not prevent you from making your own transfer requests.

TRANSFER PROGRAMS

     DOLLAR-COST AVERAGING PROGRAM. Our optional dollar-cost averaging program permits you to systematically transfer (monthly, or as frequently as we allow), a set dollar amount from the Money Market Sub-Account to any combination of Variable Sub-Accounts. We also allow dollar-cost averaging from DCA Fixed Sub-Accounts.

     The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of Accumulation Units is high. However, you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when high. Dollar-cost averaging does not assure a profit or protect against a loss. Because interest continues to be earned on the balance in the Money Market Sub-Account or a DCA Fixed Sub-Account, the amounts we transfer will vary slightly from month to month. An example of how our dollar-cost averaging program works is shown in Appendix C.

     You may elect to participate in the dollar-cost averaging program at any time before the Income Date by sending us Satisfactory Notice. The minimum transfer amount is $100 from the Money Market Sub-Account or from a DCA Fixed Sub-Account. We will make all dollar-cost averaging transfers on the day of each month that corresponds to your Contract Date. If that date is not a Business Day, we will make the transfer on the next following Business Day. If you want to dollar-cost average from more than one DCA Fixed Sub-Account at the same time, restrictions may apply.

        Once elected, dollar-cost averaging remains in effect until:

        -    the Income Date;

        -    you surrender the Contract;

        - the value of the Sub-Account from which transfers are being made is depleted; or

        -    you cancel the program by written request.

     If you cancel dollar-cost averaging from a DCA Fixed Sub-Account before the end of the selected Guarantee Period, we reserve the right to treat this request as a transfer request and transfer any proceeds that remain to a Fixed Sub-Account that has the duration you request, and we ordinarily will assess a Market Value Adjustment on the amount canceled. You can request changes by writing us at our Customer Service Center. There is no additional charge for dollar-cost averaging. A transfer under this program is not a transfer for purposes of assessing a transfer charge. We reserve the right to modify or discontinue offering this program at any time and for any reason, and we reserve the right to restrict dollar-cost averaging into the Money Market Sub-Account. Dollar-cost averaging is not available while you are participating in the systematic partial withdrawal program.

     We may also permit you to periodically transfer earnings (sweep) from the Fixed Sub-Accounts to the Variable Sub-Accounts.

     ASSET ALLOCATION PROGRAM. An optional asset allocation program is available if you do not wish to make your own investment decisions. This investment planning tool is designed to find an asset mix that attempts to achieve the highest expected return based upon your tolerance for risk, and consistent with your needs and objectives.

     If you participate in the asset allocation program, we will automatically allocate all purchase payments among the Variable Sub-Accounts indicated by the model you select. The models do not include allocations to the Fixed Account. Although you may only use one model at a time, you may change your selection as your tolerance for risk, and/or your needs and objectives change. Bear in mind, the use of an asset allocation model does not guarantee investment results. You may use a questionnaire that is offered to determine the model that best meets your risk tolerance and time horizons.

        Because each Variable Sub-Account performs differently over time, your portfolio mix may vary from its initial allocations. We will automatically rebalance your Fund mix on a calendar quarter basis to bring your portfolio back to its original allocation percentages.

        From time to time the models are reviewed. It may be found that allocation percentages within a particular model, or even some of the Variable Sub-Accounts within a particular model, need to be changed. You will be sent a notice at least 30 days before any such change is made, and you will be given an opportunity NOT to make the change.

        The transfers made under the program are not taken into account in determining any transfer charge. There is no additional charge for this program, and you may discontinue your participation in this program by contacting our Customer Service Center. We reserve the right to modify or cancel the asset allocation program at any time and for any reason.

     AUTOMATIC PORTFOLIO REBALANCING PROGRAM. Once you allocate your money among the Variable Sub-Accounts, the investment performance of each Variable Sub-Account may cause your allocation to shift. Before the Income Date, you may instruct us to automatically rebalance (on a calendar quarter, semi-annual or annual basis) Variable Account Value to return to your original allocation percentages. Your request will be effective on the Business Day on which we receive your request at our Customer Service Center. We will deem requests received on other than a Business Day as received on the next following Business Day. Your allocation percentages must be in whole percentages. You may start and stop automatic portfolio rebalancing at any time and make changes to your allocation percentages by written request. There is no additional charge for using this program. A transfer under this program is not a transfer for purposes of assessing any transfer charge. We reserve the right to modify or discontinue offering this program at any time and for any reason. We do not include any money allocated to the Fixed Account in the rebalancing.

VALUES UNDER YOUR CONTRACT

     ACCOUNT VALUE. The Account Value is the entire amount we hold under your Contract for you. The Account Value serves as a starting point for calculating certain values under your Contract. It equals the sum of your Variable Account Value and your Fixed Account Value. We first determine your Account Value on the Contract Date, and after that, on each Business Day. The Account Value will vary to reflect:

        - the performance of the Variable Sub-Accounts you have selected;

        -     interest credited on amounts you allocated to the Fixed
              Account;

        -     any additional purchase payments; and

        -     charges, transfers, withdrawals, and surrenders.

        Your Account Value may be more or less than purchase payments you made.

     SURRENDER VALUE. The Surrender Value on a Business Day before the Income Date is the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Purchase Payment Tax Charge.

     VARIABLE ACCOUNT VALUE. On any Business Day, the Variable Account Value equals the sum of the values in each Variable Sub-Account. The value in each Variable Sub-Account equals the number of Accumulation Units attributable to that Variable Sub-Account multiplied by the Accumulation Unit value for that Variable Sub-Account on that Business Day. When you allocate a purchase payment or transfer Account Value to a Variable Sub-Account, we credit your Contract with Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Variable Sub-Account by the Sub-Account's Accumulation Unit value for that Business Day. Similarly, when you transfer, withdraw, or surrender an amount from a Variable Sub-Account, we cancel Accumulation Units in that Variable Sub-Account. We determine the number of Accumulation Units canceled by dividing the dollar amount you transferred, withdrew, or surrendered by the Variable Sub-Account's Accumulation Unit value for that Business Day.

     ACCUMULATION UNIT VALUE. Accumulation Unit Value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Business Day to the next. We arbitrarily set the Accumulation Unit value for each Variable Sub-Account at $10 when we established the Sub-Account. For each Valuation Period after the date of establishment, we determine the Accumulation Unit value by multiplying the Accumulation Unit value for a Sub-Account for the prior Valuation Period by the net investment factor for the Variable Sub-Account for the Valuation Period for which the value is being determined.

     NET INVESTMENT FACTOR. The net investment factor is an index we use to measure the investment performance of a Variable Sub-Account from one Valuation Period to the next during the Accumulation Phase. We determine the net investment factor for any Valuation Period by dividing (a) by (b)and then subtracting (c) where:

        (a)    is the net result of:
               (1) the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the current Valuation Period; PLUS

               (2) the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Variable Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; PLUS OR MINUS

               (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the operations of the Variable Sub-Account; and

        (b) is the Net Asset Value of the Fund in which the Variable Sub-Account invests determined at the end of the immediately preceding Valuation Period.

        (c)    is the daily Asset-Based Charge.

        The net investment factor may be more or less than, or equal to, one.

        FIXED ACCOUNT VALUE. The Fixed Account Value is the sum of the Fixed Account Value in each Fixed Sub-Account (including a DCA Fixed Sub-Account) on any particular day. The value in each Fixed Sub-Account equals:

        - the portion of the purchase payment(s) allocated or amount transferred to the Sub-Account; PLUS

        -     interest at the Guaranteed Interest Rate; MINUS

        -     any transfers from the Sub-Account; MINUS

        -     any withdrawals
              from the Sub-Account; and MINUS

        -     any charges allocated to the Sub-Account.

We also adjust the Fixed Sub-Account Value for any Market Value Adjustment, the value of which could be positive or negative.

==============================================================================
5. WHAT ARE THE EXPENSES UNDER A CONTRACT?
==============================================================================

        We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts.

        SERVICES AND BENEFITS WE PROVIDE INCLUDE:

        - the ability of Owners to make transfers, withdrawals and surrenders under the Contracts;

        -     the death benefit paid on the death of the Owner;

        - the available investment options, including dollar-cost averaging, asset allocation, automatic portfolio rebalancing, IRA partial withdrawal programs, and systematic partial withdrawal programs;

        - administration of the income plans available under the Contracts; and

        -     the distribution of various reports to Owners.

        COSTS AND EXPENSES WE INCUR INCLUDE:

        - those related to various overhead and other expenses associated with providing the services and benefits guaranteed by the Contracts;

        -     sales and marketing expenses; and

        -     other costs of doing business.

        RISKS WE ASSUME INCLUDE:

        - the risks that Annuitants may live longer than we estimated when we established the monthly income rates per $1,000 under the Contracts;

        - that the amount of the death benefit will be greater than Account Value; and

        - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

        We may also deduct a charge for taxes. See "Fee Table."

        We may realize a profit or loss on one or more of the charges. We may use any such profits for any corporate purpose, including, among other things, the payment of sales expenses.

        Unless we otherwise specify, we will deduct charges proportionately from all Variable Sub-Accounts and Fixed Sub-Accounts in which you are invested.

        We may reduce or eliminate charges under the Contracts when sales result in savings, reduction of expenses and/or risks to the Company. Generally, we will make such reductions or eliminations based on the following factors:

        -     the size of a group;

        - the total amount of purchase payments to be received from a group;

        -     the purposes for which the Contracts are purchased;

        - the nature of a group for which the Contracts are purchased; and

        - any other circumstances that could reduce Contract costs and expenses.

     We may also sell the Contracts with lower or no charges to a person who is an officer, director or employee of Sage Life or of certain affiliates, distributors, or service providers of ours, or to family members of any of these persons. Reductions or eliminations in Contract charges will not be unfairly discriminatory against any person. Please contact our Customer Service Center for more information about these cost reductions and eliminations.

SURRENDER CHARGE

        None! There are no surrender charges under the Contracts.

ANNUAL ADMINISTRATION CHARGE

        None! There are no annual administration charges under the Contracts.

TRANSFER CHARGE

     We currently do not deduct this charge. However, we reserve the right to deduct a transfer charge of up to $25 for the 13th and each subsequent transfer during a Contract Year. The charge is at cost with no profit to us. For the purpose of assessing the transfer charge, we consider each written or telephone request to be one transfer, regardless of the number of Sub-Accounts affected by the transfer. In the event that the transfer charge becomes applicable, we will deduct it proportionately from the Sub-Accounts from which you made the transfer. Transfers made in connection with the dollar-cost averaging, asset allocation, and automatic portfolio rebalancing programs will not count as transfers for purposes of assessing this charge.

ASSET-BASED CHARGES

     We assess Asset-Based Charges against your Contract for assuming mortality and expense risks and administrative costs. We deduct Asset-Based Charges on a daily basis and calculate the charges as a percentage of the assets of the Variable Account on the date of deduction. We deduct the Asset-Based Charges from the Variable Sub-Accounts in which you are invested. The maximum charges are:


                                             ANNUAL             DAILY
                                             CHARGE             CHARGE
                                             ------             ------
                                              1.55%             .004279%

        We do not assess these charges against any Fixed Account Value.

PURCHASE PAYMENT TAX CHARGE

     We will deduct any state or local premium tax that we incur from your Account Value. We reserve the right to defer the collection of this charge and deduct it against your Account Value when you surrender your Contract or begin receiving regular income payments. This tax charge currently ranges from 0% to 3.0% depending upon the state or locality.

OPTIONAL BENEFIT CHARGES

     We will deduct an additional charge if you purchase one or more of the optional riders. The charges for the riders are calculated as a percentage of the Account Value on the date of deduction. On the Contract Date, and on each corresponding monthly date thereafter (or the next following Valuation Date if that day is not a Valuation Date) during the Accumulation Phase, the charge is deducted in proportion to the Sub-Accounts in which you are invested. Except for the Accidental Death Benefit Rider, these riders cannot be terminated during the Accumulation Phase of your Contract, and the charges will continue to be assessed during that term. (However, if a surviving spouse elects to continue the Contract following the death of the original Owner, the surviving spouse may elect not to continue any riders, and no rider charges would therefore be assessed.) The charges for each of the riders are as follows:

Guaranteed Minimum Income Benefit: 0.20% annually, 0.0166% monthly

Enhanced Guaranteed Minimum Income Benefit: 0.35% annually, 0.0291% monthly

Earnings Enhancement Death Benefit: 0.25% annually, 0.0208% monthly

Enhanced Guaranteed Minimum Death Benefit: 0.20% annually, 0.0166% monthly

Accidental Death Benefit: 0.05% annually, 0.0041% monthly.


FUND ANNUAL EXPENSES

     Because the Variable Account purchases shares of the various Funds you choose, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by those Funds. A table of each Fund's management fees and other expenses can be found in the front of this Prospectus in the Fee Table. For a description of each Fund's expenses, management fees, and other expenses, see the Trusts' prospectuses.

ADDITIONAL INFORMATION

     The Contracts are sold by broker-dealers through registered representatives of such broker-dealers who are also appointed and licensed as insurance agents of Sage Life. See "Distribution of the Contracts." These broker-dealers receive commissions for selling Contracts calculated as a percentage of purchase payments (up to a maximum of 2.25%). Under certain circumstances, we may pay a lower amount on purchase payments with annual trail commissions based on Account Value and Contract Year. You do not pay these commissions directly. They are not a charge we deduct directly from your Contract. We pay the commissions to the broker-dealers. New broker-dealers or those who meet certain productivity and profitability standards may be eligible for additional compensation.

==============================================================================
6. HOW WILL MY CONTRACT BE TAXED?
==============================================================================

THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. PLEASE CONSULT COUNSEL OR OTHER COMPETENT TAX ADVISERS FOR MORE COMPLETE INFORMATION.

INTRODUCTION

     The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract.

     When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract.

TAXATION OF NON-QUALIFIED CONTRACTS

     NON-NATURAL PERSON. Under Section 72(u) of the Internal Revenue Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

     WITHDRAWALS AND SURRENDERS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non- Qualified Contract, the amount received generally will be taxable as ordinary income only to the extent it exceeds the Owner's investment in the Contract.

     SPECIAL NOTE ON WITHDRAWALS. Please read the following carefully and consult with your tax adviser on these and other possible tax consequences before making a withdrawal.

        - It is possible that a positive Market Value Adjustment at the time of a withdrawal may be treated as part of the Account Value immediately before the distribution.

        - We understand that it is the position of the Internal Revenue Service ("IRS") that when withdrawals (other than income payments) are taken from the cash value of an income payout option, such as that offered by this Prospectus under the term certain option (Income Plan 4. See "What Are My Income Payment Options?"), then all amounts received by the taxpayer are taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts are taxable to the recipient without regard to the owner's investment in the contract or any investment gain which might be present in the current annuity value. For example, under this view, an Owner with a cash value of $100,000 seeking to obtain $20,000 of the cash value immediately after annuitization under a term certain payout, would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply. This adverse tax result means that Owners of Non-Qualified Contracts should consider carefully the tax implications of any withdrawal requests and their need for Contract funds prior to the exercise of this right.

       PENALTY TAX ON CERTAIN WITHDRAWALS. If you make a withdrawal from or surrender a Non-Qualified Contract, you may be subject to a federal tax penalty equal to ten percent of the amount treated as income. However, there usually is no penalty on distributions that are:

        -     made on or after the taxpayer reaches age 591/2;

        -     made on or after the death of an Owner;

        -     attributable to the taxpayer's becoming disabled; or

        - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer;

        -     from purchase payments made prior to August 14, 1982.

       Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions listed above. You should consult a tax adviser with regard to exceptions from the penalty tax.

     INCOME PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each income payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income payments, as determined when income payments start. Once your investment in the contract has been fully recovered, however, the full amount of each income payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. Estate taxes may also apply.

     Certain optional death benefits (see "Optional Rider Death Benefits") may be purchased under your Contract. The Internal Revenue Service ("IRS") could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the Contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% tax penalty if the Owner is under age 59 1/2.

     WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

     FURTHER INFORMATION. We believe that the Contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

     Qualified Contracts are subject to some of the same tax rules as Non-Qualified Contracts, but there are a number of significant differences. Some of these differences and other important rules are highlighted here and in the Statement of Additional Information, but please keep in mind that this discussion provides only general information about the tax consequences of Qualified Contracts, and Owners, Annuitants, and Beneficiaries should consult their tax advisors for more specific information.

     TYPES OF QUALIFIED CONTRACTS. A Qualified Contract can be used in connection with the following types of retirement plans:

        - Individual Retirement Annuity (IRA) -- permits eligible individuals to make non-deductible or deductible annual contributions. An IRA may be used as part of a Simplified Employee Pension ("SEP").

        - SIMPLE IRA -- permits certain small employers to establish a plan allowing employees to make annual pre-tax contributions with an employer contribution or match.

        - Roth IRA -- allows eligible individuals to make after-tax contributions with no tax on qualifying distributions.

     CONTRIBUTIONS AND DISTRIBUTIONS. Annual contributions to Qualified Contracts are limited by tax rules and the terms of the retirement plans. For IRAs and SIMPLE IRAs, minimum distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner reaches age 70 1/2. Roth IRAs do not require distributions while the Owner is alive. Upon the Owner's death, minimum distributions are required from IRAs, SIMPLE IRAs, and Roth IRAs. Penalty taxes may apply to distributions made before age 59 1/2 and to certain early distributions from Roth IRAs. See "Qualified Contracts" in the Statement of Additional Information for more information on contributions and distributions.

     Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

     TERMS OF THE PLAN. Your rights under a Qualified Contract are also subject to the terms of the retirement plan itself, although we will not be bound by the terms of the plan if they contradict the Qualified Contract.

     DEATH BENEFITS. The death benefits offered under your Qualified Contract may be considered by the IRS as "incidental death benefits." The tax code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if your death benefits are considered to exceed such limits, the provision of such benefits could result in currently taxable income to the owners of the Qualified Contracts.

     Furthermore, federal tax law provides that the assets of an IRA (including Roth and SIMPLE IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or Account Value. The Contract offers optional rider death benefits which may exceed the greater of purchase payments or Account Value. The IRS is currently examining whether these death benefits are appropriate for use with an IRA (including Roth and SIMPLE IRAs). IF THESE DEATH BENEFITS ARE DETERMINED BY THE IRS AS PROVIDING LIFE INSURANCE, THE CONTRACT MAY NOT QUALIFY AS AN IRA (INCLUDING ROTH AND SIMPLE IRAs) WHICH MAY RESULT IN THE IMMEDIATE TAXATION OF AMOUNTS HELD IN THE CONTRACT AND THE IMPOSITION OF PENALTY TAXES. You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A CONTRACT

     A transfer or assignment of ownership of a Contract, the designation of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed in this prospectus. An owner contemplating any such transfer, assignment or exchange, should consult a tax adviser as to the tax consequences.

POSSIBLE TAX LAW CHANGES

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive.

==============================================================================
7. HOW DO I ACCESS MY MONEY?
==============================================================================

        You can partially withdraw from or surrender your Contract. When you surrender your Contract, you can take the proceeds in a single sum, or you can request that we pay the proceeds over a period of time under one of our income plans. See "What Are My Income Payment Options?"

WITHDRAWALS

        You may withdraw all or part of your Surrender Value at any time before the Income Date while the Annuitant is still living. There may be adverse tax consequences if you make a withdrawal from or surrender your Contract. See
"How Will My Contract Be Taxed?" You may make your withdrawal request in writing or by telephone. See "Requesting Payments." Any withdrawal must be at least $100. If a withdrawal request would reduce your Account Value remaining in a Sub-Account below $100, we will treat the withdrawal request as a request to withdraw the entire amount. We will pay you the withdrawal amount in one sum. Under certain circumstances, we may delay this payment. See "Requesting Payments."

        When you request a withdrawal, you can direct how we deduct the withdrawal from your Account Value. If you provide no directions, we will deduct the withdrawal from your Account Value in the Sub-Accounts on a pro-rata basis.

        A partial withdrawal will reduce your death benefit proportionately by the amount your withdrawal (including any Market Value Adjustment) reduces Account Value and may be subject to federal income tax. See "What Are The Expenses Under A Contract?" "How Will My Contract Be Taxed?" and "Does The Contract Have A Death Benefit?"

     Please note that if your requested withdrawal would reduce your Account Value below $2,000, we reserve the right to treat the request as a withdrawal of only the excess over $2,000.

     SYSTEMATIC PARTIAL WITHDRAWAL PROGRAM. The systematic partial withdrawal program provides automatic monthly, quarterly, semi-annual, or annual payments to you from the amounts you have accumulated in the Sub- Accounts. You select the day we take withdrawals. If you do not select a day, we will use the day of each month that corresponds to your Contract Date. If that date is not a Business Day, we will use the next following Business Day. The minimum payment is $100. You can elect to withdraw either earnings in a prior period (for example, prior month for monthly withdrawals or prior quarter for quarterly withdrawals) or a specified dollar amount.

        - If you elect earnings, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis.

        - If you elect a specified dollar amount, we will deduct the withdrawals from the Sub-Accounts in which you are invested on a pro-rata basis unless you tell us otherwise. Any amount in excess of interest earned on a Fixed Sub-Account in the prior period ordinarily will be subject to a Market Value Adjustment.
              See "Market Value Adjustment."

     You may participate in the systematic partial withdrawal program at any time before the Income Date by providing Satisfactory Notice. Once we receive your request, the program will begin and will remain in effect until your Account Value drops to zero. You may cancel or make changes in the program at any time by providing us with Satisfactory Notice. We do not deduct any other charges for this program. We reserve the right to modify or discontinue the systematic partial withdrawal program at any time and for any reason. Systematic partial withdrawals are not available while you are participating in the dollar-cost averaging program.

        IRA PARTIAL WITHDRAWAL PROGRAM. If your Contract is an IRA Contract (other than a Roth IRA Contract) and you will attain age 70 1/2 in the current calendar year, distributions may be made to satisfy requirements imposed by federal tax law. An IRA partial withdrawal provides payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. We will send a notice before distributions must commence, and you may elect this program at that time, or at a later date. You are, however, ultimately responsible for determining that IRA distributions comply with applicable tax code rules.

        The IRS has issued new proposed regulations regarding required minimum distributions from qualified plans. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required minimum distributions for 2001 by owners of IRAs. You should consult with your qualified plan sponsor and tax adviser to determine if these new rules are available for your benefit.

     You may not elect the IRA Partial Withdrawal program while you are participating in the systematic partial withdrawal program. You may take IRA partial withdrawals on a monthly, quarterly, semi-annual, or annual basis. We require a minimum withdrawal of $100. You select the day we make the withdrawals. If you do not elect a day, we will use the day of each month that corresponds to your Contract Date.

REQUESTING PAYMENTS

     You must provide us with Satisfactory Notice of your request for payment. We will ordinarily pay any death benefit, withdrawal, or surrender proceeds within seven days after receipt at our Customer Service Center of all the requirements for payment. We will determine the amount as of the Business Day our Customer Service Center receives all requirements.

     We may delay making a payment, applying Account Value to an income plan, or processing a transfer request if:

        - the disposal or valuation of the Variable Account's assets is not reasonably practicable because the NYSE is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

        - the SEC, by order, permits postponement of payment to protect our Owners.

     We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender, or transfer request for up to six months from the date we receive the request, if permitted by state law.

     If we defer payment 30 days or more, the amount deferred will earn interest at a rate not less than the minimum required in the jurisdiction in which we delivered the Contract.

==============================================================================
8. HOW IS CONTRACT PERFORMANCE PRESENTED?
==============================================================================

     We may advertise or include in sales literature yields, effective yields, and total returns for the Variable Sub-Accounts. Effective yields and total returns for the Variable Sub-Accounts are based on the investment performance of the corresponding Funds. WE BASE THESE FIGURES ON HISTORICAL PERFORMANCE, AND THEY DO NOT INDICATE OR PROJECT FUTURE RESULTS. We may also advertise or include in sales literature a Variable Sub-Account's performance compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison.

YIELD

     The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven- day period. We calculate the yield by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period. We calculate the effective yield similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of a Variable Sub-Account (except the Money Market Sub-Account) refers to the annualized income generated by an investment in the Variable Sub-Account over a specified 30-day or one-month period. We calculate the yield by assuming that the income generated by the investment during that 30-day or one-month period is generated over a 12-month period.

TOTAL RETURN

     The total return of a Variable Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Variable Sub-Account for the stated times. Average annual total return of a Variable Sub-Account tells you the return you would have experienced if you allocated a $1,000 purchase payment to a Variable Sub-Account for the specified period. Standard average annual total return reflects all historical investment results for the Variable Sub-Account, less all charges and deductions applied against the Variable Sub-Account, but excluding any deductions for purchase payment tax charges. Standard total return may be quoted for various periods including 1 year, 5 years, and 10 years, or from inception of the Variable Sub-Account if any of those periods are not available. We show standard performance that reflects no charges for the optional benefits (the least expensive way to buy the Contract) and we also show standard performance that reflects the charges for the optional benefits (the most expensive way to buy the Contract).

     "Non-Standard" average annual total return information may be presented, computed on the same basis as described above, except that deductions will not include any Contract charges. In addition, we may from time to time disclose average annual total return for non-standard periods and cumulative total return for a Variable Sub-Account.

     In addition, performance may be shown for the periods commencing from the inception date of the Fund, which date may precede the date the Variable Sub-Account first invested in the Fund. These figures should not be interpreted to reflect actual historical performance of the Variable Sub- Account.

PERFORMANCE/COMPARISONS

     We may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Funds. We will accompany non-standard performance with standard performance.

     In advertising and sales literature, we may compare the performance of each Variable Sub-Account to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Variable Sub-Accounts. Advertising and sales literature may also compare the performance of a Variable Sub-Account to the S&P 500 Composite Stock Price Index, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any deduction for the expense of operating or managing an investment portfolio. Other independent ranking services and indexes may also be used as a source of performance comparison. We may also report other information, including the effect of tax-deferred compounding on a Variable Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. We may also report hypothetical performance illustrations.

==============================================================================
9. DOES THE CONTRACT HAVE A DEATH BENEFIT?
==============================================================================

     Your Contract provides a death benefit for your Beneficiary if you die before the Income Date. In addition, you may purchase up to three optional death benefit riders.

CONTRACT DEATH BENEFIT

     If any Owner dies before the Income Date, we will pay the Beneficiary (or the surviving joint Owner in the case of joint Owners) the greater of:

        - the Account Value determined as of the Business Day we receive proof of death (if proof of death is received on other than a Business Day, we will deem the proof as received on the next following Business Day); or

        - 100% of the sum of all purchase payments made under the Contract, reduced proportionately by the amount that any prior withdrawals (including any Market Value Adjustment incurred) reduced Account Value.

     If there are multiple Owners, we will use the age of the oldest Owner to determine the applicable death benefit. If there is an Owner who is not a natural person (that is, an individual), we will treat the Annuitant as an Owner for the purpose of determining when an Owner dies and the Annuitant's age will determine the death benefit payable to the Beneficiary in the event of such Annuitant's death. We will consider any rider benefits payable upon death of an Owner (or Annuitant, if no natural Owner) part of the death benefit.

OWNER'S DEATH BEFORE THE INCOME DATE

     If an Owner dies before the Income Date, the Beneficiary has up to five years from the Owner's date of death to request and have paid the death benefit. If the Beneficiary elects the lump sum and we pay it, the Contract will terminate, and we will have no further obligations under the Contract. Alternatively, the Beneficiary may provide us with Satisfactory Notice and request that the Contract continue ("Contract Continuation Option"), in which case we will continue the Contract subject to the following conditions:

        (1) If there are joint Owners, the surviving Owner becomes the new Owner. Otherwise, the Beneficiary becomes the new Owner.

        (2) Unless the new Owner otherwise tells us, we will allocate any excess of the Death Benefit over the Account Value to and among the Variable and Fixed Accounts in proportion to their values as of the date on which we determine the death benefit. We will establish a new Fixed Sub-Account for any allocation to the Fixed Account based on the Guarantee Period the new Owner then elects.

     However, certain distribution rules will apply to the continued Contract. If the sole new Owner is not the deceased Owner's spouse, we must distribute the entire interest in the Contract either: (i) over the life of the new Owner, but not extending beyond the life expectancy of the new Owner, with distributions beginning within one year of the prior Owner's death; or (ii) within five years of the deceased Owner's death. These distributions, if from the Fixed Account, are subject to our Market Value Adjustment rules. In addition, no additional purchase payments may be applied to the Contract.

     Alternatively, if the sole new Owner is the deceased Owner's spouse, the Contract will continue with the surviving spouse as the new Owner. The Account Value will be the death benefit that otherwise would be paid in a lump sum as of the Business Day we receive proof of death, and the surviving spouse may make additional purchase payments under the Contract. The surviving spouse may name a new Beneficiary. If no Beneficiary is named, the surviving spouse's estate will be the Beneficiary. Upon the death of the surviving spouse, the death benefit will equal the Account Value as of the Business Day we receive proof of the spouse's death. We will distribute the entire interest in the Contract to the new Beneficiary in accordance with the provisions that apply in the case when the new Owner is not the surviving spouse.

     Unless transferred to the Fixed Account, the death benefit in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will continue to be subject to investment risk. This risk is borne by the Beneficiary. If there is more than one Beneficiary, the distribution provisions will apply independently to each Beneficiary.

     If no Owner of the Contract is an individual, we will treat the death of any Annuitant as the death of an Owner and the distribution of the death benefit as described above will be administered as if the Beneficiary was the new Owner.

     In all events, for Non-Qualified Contracts we will make death benefit distributions in accordance with section 72(s) of the Code, or any applicable successor provision. Other rules may apply to a Qualified Contract.

OWNER'S OR ANNUITANT'S DEATH AFTER THE INCOME DATE

     If any Owner dies on or after the Income Date, but before the time we have distributed the entire interest in the Contract, we will distribute the remaining portion at least as rapidly as under the method of distribution being used as of the date of the Owner's death.

     If the Annuitant dies on or after the Income Date and income payments are based on a plan providing for payments for a guaranteed period, we will make the remaining guaranteed payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death.

OPTIONAL RIDER DEATH BENEFITS

     You may also purchase up to three additional, optional death benefit riders: the Accidental Death Benefit Rider, the Enhanced Guaranteed Minimum Death Benefit Rider, and the Earnings Enhancement Death Benefit Rider. As to each of the Riders, they may be purchased only at the time of Contract application. We will pay the benefit to the Beneficiary or the person entitled to receive the death benefit under the Contract, after receipt of satisfactory proof of death of the Owner, or of the Annuitant if the Owner is not a natural person. One or more of the riders may not be available in all states. Please take advantage of the guidance of a qualified financial adviser in evaluating each of the optional rider death benefits, as well as all other aspects of the Contract. See the riders for the specific terms and conditions of each benefit.

OPTIONAL ACCIDENTAL DEATH BENEFIT RIDER (ADB)

     The ADB provides that, under certain circumstances, if the Owner dies before the Income Date, we will provide an additional death benefit called the accidental death benefit. This additional benefit will equal:

-    the purchase payments made; MINUS

- any withdrawals (including any Market Value Adjustment incurred), each determined as of the date of the Owner's death (or the next Business Day if the Owner dies on other than a Business Day).

The maximum benefit is $100,000.

To qualify for this benefit, the Owner's death must occur:

        (1) before the first Contract Anniversary after the Owner attains age 80; and

        (2) as a direct result of accidental bodily injury, independent of all other causes within 90 days after the injury.

     Further, all the terms and conditions described in the Contract and accidental death benefit rider must be satisfied, including the requirement that we receive satisfactory proof of accidental death at our Customer Service Center within 30 days after an accidental death or as soon thereafter as reasonably possible.

     THE OPTIONAL ACCIDENTAL DEATH BENEFIT RIDER IS NOT AVAILABLE FOR IRA, ROTH IRA AND SIMPLE IRA CONTRACTS.

OPTIONAL ENHANCED GUARANTEED MINIMUM DEATH BENEFIT RIDER (Enhanced GMDB)

     You may enhance the Contract's basic death benefit by purchasing the optional Enhanced Guaranteed Minimum Death Benefit rider. You must be age 79 or younger at the time the Contract is issued. The Enhanced GMDB may provide a higher death benefit than the basic death benefit described above. The Enhanced GMDB provides that the death benefit calculation will include the Highest Anniversary Value in the calculation of the Contract Death Benefit.

The Highest Anniversary Value is the greatest anniversary value attained in the following manner. When we receive proof of death, we will calculate an anniversary value for each Contract Anniversary prior to the date of the Owner's death excluding, however, Contract Anniversaries that come after the Owner attains age 85. An anniversary value for a Contract Anniversary equals:

        (1)   the Account Value on that Contract Anniversary;

        (2) increased by the dollar amount of any purchase payments made since the Contract Anniversary; and

        (3) reduced proportionately by any withdrawals (including any Market Value Adjustment incurred) taken since that Contract Anniversary. (By proportionately, we take the percentage by which the withdrawal decreases the Account Value and we reduce the sum of
              (1) and (2) by that percentage.)

     If the Contract is continued under the Contract Continuation Option, the calculation of the Highest Anniversary Value will exclude all anniversary values for Contract anniversaries prior to the date the surviving spouse becomes the new Owner.

Important Considerations Regarding the GMDB Option

        - The GMDB rider does not guarantee that any amounts under the rider will become payable upon death. Market increases resulting in your Account Value at death being greater than the GMDB will result in no GMDB being payable.

        - Once purchased, the GMDB is irrevocable. This means that even if the investment performance of the Funds are such as would result in a basic death benefit that is sufficient for your needs, the GMDB charges will still be assessed.

OPTIONAL EARNINGS ENHANCEMENT DEATH BENEFIT RIDER (EEDB)

     You may enhance the Contract's death benefit by purchasing the optional Earnings Enhancement Death Benefit rider (sometimes referred to in marketing materials as "Protection Plus"). The Earnings Enhancement Death Benefit rider may provide an additional death benefit if the Owner dies before the Income Date. We determine the Earnings Enhancement Death Benefit on the Business Day we receive proof of death by subtracting (b) from (a), and then multiplying by (c), where:

        a)    is your Account Value on the date of calculation;

        b)    is the Net Purchase Amount; and

        c) is the Benefit Rate (the Benefit Rate is 40.0% for issue ages 69 and under, and 25.0% for issue ages 70 through 80).

     On the Contract Date, the Net Purchase Amount is equal to your Initial Purchase Payment. Thereafter, the Net Purchase Amount is increased by any additional purchase payments you make, and is reduced in proportion to the reduction in Account Value that results from withdrawals you make.

     The Earnings Enhancement Death Benefit will not exceed the Maximum Benefit Amount. That amount is your benefit rate (40% or 25%, as the case may be) times 250% for issue ages 0-69 or 100% for issue ages 70-80, times the difference between the Net Purchase Amount and any purchase payments made in the 12 months before the Covered Person's death. You must be age 80 or younger at the time the Contract is issued.

     PLEASE NOTE THAT IF YOUR ACCOUNT VALUE HAS DECLINED SUCH THAT IT IS LESS THAN THE NET PURCHASE AMOUNT, NO EARNINGS ENHANCEMENT DEATH BENEFIT WILL BE PAYABLE.

     We show examples of the Earnings Enhancement Death Benefit in Appendix E.


     Important Considerations Regarding the Earnings Enhancement Death Benefit Option

        - The Earnings Enhancement Death Benefit rider does not guarantee that any amounts under the rider will become payable upon death. Market declines resulting in your Account Value at death being less than the Net Purchase Amount will result in no Earnings Enhancement Death Benefit being payable.


        - Once purchased, the Earnings Enhancement Death Benefit is irrevocable. This means that even if the investment performance of the Funds are such as would result in a basic death benefit that is sufficient for your needs, the Earnings Enhancement Death Benefit charges will still be assessed.

     Other Considerations Concerning Optional Death Benefit Riders

     o If there are multiple Owners, we will use the age of the oldest Owner to determine the applicable death benefit.

     o If there is an Owner who is not a natural person (that is, an individual), we will treat the Annuitant as an Owner for the purpose of determining when an Owner dies and the Annuitant's age will determine the death benefit payable to the Beneficiary in the event of such Annuitant's death. We will consider any rider benefits payable upon death of an Owner (or Annuitant, if no natural Owner) part of the death benefit.

     RIDER CONTINUATION OPTION. An Owner's surviving spouse who is eligible to continue the Contract under the Contract Continuation Option, may also be eligible to continue any or all of these optional death benefit riders. To do so, the surviving spouse must give our Customer Service Center notice within 30 days of the Business Day we receive proof of the Owner's death. If the spouse is eligible under our then existing rules, we will continue the rider based on our then current charges for the new Owner's attained age. Accidental Death Benefit. The Accidental Death Benefit rider's initial benefit will be set equal to the beginning Account Value on the Business Day on which the new Owner elects to continue this rider. If the benefit payable is due to the accidental death of the original Owner, no further benefit is payable for accidental death within 180 days of the original Owner's death or accidental death arising from the same accident which resulted from the original Owner's death. Enhanced Guaranteed Minimum Death Benefit. For purposes of determining the Highest Anniversary Value, it is initially set equal to the Account Value on the Valuation Date that the new Owner elects to continue the rider. The calculation of Highest Anniversary Date will exclude all anniversary values for Contract Anniversaries before the date the surviving spouse becomes the new Owner.

     Earnings Enhancement Death Benefit. For purposes of determining the Net Purchase Amount, it is initially set equal to the Account Value on the Business Day the new Owner elects to continue the rider.

 PROOF OF DEATH

     We must receive satisfactory proof of death at our Customer Service Center before we will pay any death benefit or allow any person other than the Owner to exercise any rights under the Contract. We will accept one of the following items:

            1.   An original certified copy of an official death certificate;
                 or

            2. An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

            3.   Any other proof satisfactory to us.

==============================================================================
10. WHAT OTHER INFORMATION SHOULD I KNOW?
==============================================================================

PARTIES TO THE CONTRACT

THE OWNER - You are the Owner of the Contract. You have the rights and options described in the Contract, including but not limited to the right to receive the income payments beginning on the Income Date. One or more people may own the Contract as joint Owners.

THE ANNUITANT - Unless another Annuitant is named, you are also the Annuitant. You may name a Contingent Annuitant to become the Annuitant should the Annuitant die before the Income Date. You will be the Contingent Annuitant unless you name someone else. If there are joint Owners, we will treat the youngest Owner as the Contingent Annuitant, unless you elect otherwise.

If you are not the Annuitant and the Annuitant dies before the Income Date, the Contingent Annuitant becomes the Annuitant. If the Annuitant dies and no Contingent Annuitant has been named, we will allow you sixty days to designate someone other than yourself as Annuitant.

If the Contract is owned by a Charitable Remainder Trust, we will allow you to designate Joint Annuitants. The Joint Annuitants must be married to each other and upon the death of a Joint Annuitant the surviving Joint Annuitant will be treated as the Primary Beneficiary.

THE BENEFICIARY - Upon the death of an Owner, we pay the death benefit to the person named as primary Beneficiary in the application. If the primary Beneficiary dies before the Owner, the death benefit is paid to the Contingent Beneficiary, if any. If there is no surviving Beneficiary, we pay the death benefit to the Owner's estate. Until such time as the death benefit is paid, we consider the Beneficiary or estate, as the case may be, to be the Owner. If there are joint Owners, the surviving Owner is treated as the primary Beneficiary, and any other Beneficiary is treated as a contingent Beneficiary, unless otherwise indicated.

One or more persons may be named as primary Beneficiary or Contingent Beneficiary. We will assume any death benefit is to be paid in equal shares to the multiple surviving Beneficiaries unless you specify otherwise.

You have the right to change Beneficiaries. However, if you designate the primary Beneficiary as irrevocable, you may need the consent of that irrevocable Beneficiary to exercise the rights and options under the Contract.

CHANGE OF OWNER, BENEFICIARY OR ANNUITANT - During your lifetime and while the Contract is in force you can transfer ownership of the Contract, or change the Beneficiary, or change the Annuitant. (However, the Annuitant cannot be changed if no Owner is an individual and cannot be changed after the Income Date.) To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner, Beneficiary or Annuitant takes effect on the date you signed the notice. Any of these changes will not affect any payment made or action taken by us before our acceptance. A change of Owner may be a taxable event and may also affect the amount of death benefit payable under the Contract.

SEPARATE ACCOUNTS

     THE SAGE VARIABLE ANNUITY ACCOUNT A. We established the Variable Account as a separate investment account under Delaware law on December 3, 1997. The Variable Account may invest in mutual funds, unit investment trusts, and other investment portfolios. We own the assets in the Variable Account and are obligated to pay all benefits under the Contracts. We use the Variable Account to support the Contracts as well as for other purposes permitted by law. We registered the Variable Account with the SEC as a unit investment trust under the 1940 Act and it qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or Sage Life.

     We divided the Variable Account into Variable Sub-Accounts, each of which currently invests in shares of a specific Fund. Variable Sub-Accounts buy and redeem Fund shares at Net Asset Value without any sales charge (excluding any applicable 12b-1 fees). We reinvest any dividends from net investment income and distributions from realized gains from security transactions of a Fund at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Sage Life. Assets equal to the reserves and other Contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business or account of Sage Life. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account.

     VOTING OF FUND SHARES. We are the legal owner of shares held by the Variable Sub-Accounts and have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, we will vote shares held in the Variable Sub-Accounts at regular and special meetings of shareholders of the Funds according to instructions received from Owners with Account Value in the Variable Sub-Accounts. To obtain your voting instructions before a Fund shareholder meeting, we will send you voting instruction materials, a voting instruction form, and any other related material. We will vote shares held by a Variable Sub-Account for which we received no timely instructions in the same proportion as those shares for which we received voting instructions. Should the applicable federal securities laws, regulations, or interpretations thereof change so as to permit us to vote shares of the Funds in our own right, we may elect to do so.

     THE SAGE FIXED INTEREST ACCOUNT A. The Fixed Account is a separate investment account under state insurance law. We maintain it separate from our General Account and separate from any other separate account that we may have. We own the assets in the Fixed Account, and may offer the Fixed Account in our variable life insurance products. Assets equal to the reserves and other liabilities of the Fixed Account will not be charged with liabilities that arise from any other business that we conduct. Thus, the Fixed Account represents pools of assets that provide an additional measure of assurance that Owners will receive full payment of benefits under the Contracts. We may transfer to our General Account assets that exceed the reserves and other liabilities of the Fixed Account. However, our obligations under (and values and benefits under) the Fixed Account do not vary as a function of the investment performance of the Fixed Account. Owners and Beneficiaries with rights under the Contracts do not participate in the investment gains or losses of the assets of the Fixed Account. These gains or losses accrue solely to us. We retain the risk that the value of the assets in the Fixed Account may fall below the reserves and other liabilities that we must maintain in connection with our obligations under the Fixed Account. In such an event, we will transfer assets from our General Account to the Fixed Account to make up the difference. We are not required to register the Fixed Account as an investment company under the 1940 Act.

MODIFICATION

     When permitted by applicable law, we may modify the Contracts as follows:

         -        deregister the Variable Account under the 1940 Act;

         - operate the Variable Account as a management company under the 1940 Act if it is operating as a unit investment trust;

         - operate the Variable Account as a unit investment trust under the 1940 Act if it is operating as a managed separate account;

         - restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Variable Account;

         -        combine the Variable Account with other separate accounts;
                  and

         -        combine a Variable Sub-Account with another Variable
                  Sub-Account.

     We also reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions of shares of a Fund that are held by the Variable Account (the shares of the new Fund may have higher fees and charges than the Fund it replaced, and not all Funds may be available to all classes of Contracts); and to establish additional Variable Sub-Accounts or eliminate Variable Sub-Accounts, if marketing, tax, or investment conditions so warrant. Subject to any required regulatory approvals, we reserve the right to transfer assets of a Variable Sub-Account that we determine to be associated with the class of Contracts to which the Contract belongs, to another separate account or to another separate account sub-account.

     If the actions we take result in a material change in the underlying investments of a Variable Sub-Account in which you are invested, we will notify you of the change. You may then make a new choice of Variable Sub-Accounts.

DISTRIBUTION OF THE CONTRACTS

     Sage Distributors, Inc., 300 Atlantic Street, Stamford, CT 06901 ("Sage Distributors") acts as the distributor (principal underwriter) of the Contracts. Sage Distributors is a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Sage Distributors is a wholly owned subsidiary of Sage Insurance Group Inc. We compensate Sage Distributors for acting as principal underwriter under a distribution agreement. We offer the Contracts on a continuous basis, and do not anticipate discontinuing their sale. The Contracts may not be available in all states.

EXPERTS

     The consolidated financial statements of Sage Life Assurance of America, Inc. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of The Sage Variable Annuity Account A at December 31, 2000 and for the year then ended and for the period from February 19, 1999 (commencement of operations) through December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL PROCEEDINGS

     Sage Life and its subsidiary, as of the date of this Prospectus, are not involved in any lawsuits.

REPORTS TO CONTRACT OWNERS

     We maintain records and accounts of all transactions involving the Contracts, the Variable Account, and the Fixed Account at our Customer Service Center. Each year, or more often if required by law, we will send you a report showing information about your Contract for the period covered by the report. We will also send you an annual and a semi-annual report for each Fund underlying a Variable Sub-Account in which you are invested as required by the 1940 Act. In addition, when you make purchase payments, or if you make transfers or withdrawals, we will send you a confirmation of these transactions.

AUTHORITY TO MAKE AGREEMENTS

     One of our officers must sign all agreements we make. No other person, including an insurance agent or registered representative, can change the terms of your Contract or make changes to it without our consent.

FINANCIAL STATEMENTS

     Audited financial statements are presented in the Statement of Additional Information for the Variable Account as of December 31, 2000. In addition, unaudited financial statements are presented in the Statement of Additional Information for the Variable Account as of June 30, 2001.

     We included the audited consolidated financial statements for Sage Life Assurance of America, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000. We have also included unaudited financial statements for Sage Life Assurance of America, Inc. as of June 30, 2001. You should consider these financial statements only as bearing on the ability of Sage Life Assurance of America, Inc. to meet its obligations under the Contracts. You should not consider them as bearing on the investment performance of the assets held in the Variable Account.

==============================================================================
11. HOW CAN I MAKE INQUIRIES?
==============================================================================

     You may make inquiries about your Contract by contacting one of our authorized registered representatives or by writing or calling us at our Customer Service Center.

==============================================================================
12. ADDITIONAL INFORMATION ABOUT SAGE LIFE ASSURANCE OF AMERICA, INC.
==============================================================================

HISTORY AND BUSINESS

General

     Sage Life Assurance of America, Inc. is a stock life insurance company incorporated in Delaware in 1981 with its principal offices in Stamford, Connecticut. We have licenses to conduct an insurance business in 49 states and the District of Columbia. The Company is authorized to write variable annuity contracts in all jurisdictions, in which it is licensed, and is authorized to write variable life insurance in all but three states. Although the Company is not licensed in New York, its wholly-owned subsidiary, Sage Life Assurance Company of New York ("Sage New York") has made application to the New York Insurance Department for an insurance license.

     We are a wholly-owned subsidiary of Sage Life Holdings of America, Inc. ("Sage Life Holdings"). Sage Insurance Group Inc. ("SIGI") owns 90.1% of the common stock of Sage Life Holdings. Life Reassurance Corporation of America ("Life Re"), an affiliate of Swiss Re Life and Health America, Inc. ("Swiss Re"), owns the remaining 9.9% of the common stock of Sage Life Holdings. Before acquiring Sage Life Holdings' common stock, Life Re invested $12.5 million in non-voting non-redeemable cumulative preferred stock of Sage Life Holdings. During 2000, Life Re exchanged a portion of the preferred stock it acquired for the common stock. Life Re's ultimate parent is Swiss Reinsurance Company, Switzerland, one of the world's largest life and health reinsurance groups.

     SIGI is a wholly-owned, indirect subsidiary of Sage Group Limited ("Sage Group"), a South African corporation quoted on the Johannesburg Stock Exchange. Sage Group is a holding company with a thirty-year history of extensive operating experience in mutual funds, life assurance and investment management. Sage Group has directly and indirectly engaged in insurance marketing activities in the United States since 1977 through its financial interests in Independent Financial Marketing Group Inc., a financial planning and bank insurance marketing company. Sage Group sold its interest in Independent Financial
Marketing Group in March 1996. In addition to its U.S. and South African activities, Sage Group also provides insurance products to non-U.S. citizens through its indirect subsidiary, Sage Life (Bermuda), Ltd.

     Effective December 31, 1996, SIGI purchased all of the outstanding stock of Sage Life, then named Fidelity Standard Life Insurance Company ("Fidelity Standard"), from Security First Life Insurance Company ("SFLIC"). Prior to the purchase and effective October 31, 1996, Fidelity Standard entered into a modified coinsurance arrangement to cede all of its separate account liabilities to its then parent, SFLIC. Assets equal to the total reserves and related liabilities were transferred to SFLIC. The remaining general account liabilities were ceded under a 100% coinsurance arrangement with SFLIC. In connection with the purchase of Fidelity Standard, the Company entered into a service agreement with SFLIC to provide all necessary administrative services for all ceded business. Effective September 30, 1998, all of the in-force business of the Company was novated to SFLIC.

Segment Information

     We operate in one business segment, the variable insurance product market. Products we currently offer include combination fixed and variable deferred annuities and combination fixed and variable life insurance products. We may introduce additional variable products in the future including combination fixed and variable immediate annuities.

Products and Distribution

     Our ongoing business strategy is to focus on the development, underwriting, and marketing of variable annuity and variable life insurance products (the "Contracts"). Our obligations under these Contracts are supported by (1) variable accounts -- determined by the value of investments held in separate accounts, and (2) fixed accounts -- backed by investments held in separate accounts. The assets in these separate accounts supporting the Contracts to which they relate are not chargeable with liabilities arising out of any other business we may conduct.

     Our initial marketing focus has been to distribute our products through banks and financial planning companies. More recently, we expanded our distribution channels to include regional broker-dealers. We anticipate that, over the long-term, our distribution channels will expand to include wirehouses.

Rating Agencies

     The Company's financial ratings are important in its ability to accumulate and retain assets. The Company is rated "A" (Excellent) by A.M. Best and "AA-" (Very Strong) by Fitch-Duff & Phelps. Rating agencies periodically review the ratings they issue for any required changes. These ratings reflect the opinion of the rating agency as to the relative financial strength of the Company and its ability to meet its contractual obligations to its policyholders. Many financial institutions and broker-dealers focus on these ratings in determining whether to market an insurer's variable products. If any of the Company's ratings were downgraded from their current levels, sales of the Company's products and the Company's relationships with distributors could be adversely affected.

Competition

     We are engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies as well as other entities marketing insurance products comparable to our products. There are approximately 1,500 stock, mutual and other types of insurers in the life insurance business in the United States, a substantial number of which are significantly larger than us. We are unique in that we are one of the few life insurers confining activities to the marketing of separate account variable insurance products.

Employees

     As of June 30, 2001, we had 59 full-time salaried employees. Many of these employees also perform duties for affiliated companies.

SELECTED FINANCIAL DATA


     The following table summarizes information with respect to our operations. The selected financial data should be read in conjunction with the financial statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations. Because we commenced operations in 1997, no financial data is available prior to that date. All amounts presented in the following table were derived from our financial statement for the periods indicated and certain amounts have been reclassified to conform with the June 30, 2001 presentation (amounts in thousands).


                                             Six months ended
                                                 June 30                                 Year ended December 31
                                        --------------------------- ----------------------------------------------------------------
                                        -------------- ------------ ----------------- ---------------- --------------- -------------
                                            2001          2000            2000           1999            1998            1997
                                        -------------- ------------ ----------------- ---------------- --------------- -------------
                                        --------------------------- ----------------- ---------------- --------------- -------------
                                               (Unaudited)
Statement of Operations Data:
Revenues:
Net investment income                        $ 598        $ 588            $1,383        $ 1,290         $ 1,244         $  989
Realized capital gains                           7            -                 -              -               -              -
Administrative service fees                     21           25                50             38               -              -
Contract charges and fees                       20            1                 5              1               -              -
                                        -------------- ------------ ----------------- ---------------- --------------- -------------
     Total revenues                            646          614             1,438          1,329           1,244            989
                                        -------------- ------------ ----------------- ---------------- --------------- -------------
Benefits and Expenses:
Net interest credited on fixed option           18            -                15              -               -              -
Development expenses                           222          998             2,421          3,828               -              -
Amortization expense                           102          117               234            234             549            326
General and administrative expenses          3,591        1,772             3,520          1,694           1,264          1,015
                                        -------------- ------------ ----------------- ---------------- --------------- -------------
     Total benefits and expenses             3,933        2,887             6,190          5,756           1,813          1,341
                                        -------------- ------------ ----------------- ---------------- --------------- -------------


Loss before cumulative effect
    adjustment  for change in
    accounting  for development costs       (3,287)      (2,273)           (4,752)        (4,427)           (569)          (352)

Cumulative   effect   adjustment   for
    change    in    accounting     for           -            -                 -         (4,269)               -              -
    development costs
                                        -------------- ------------ ----------------- ---------------- --------------- -------------
  Net loss                                $(3,287)     $(2,273)          $(4,752)       $(8,696)         $ (569)        $ (352)
                                        ============== ============ ================= ================ =============== =============


Written Premiums (1)
  Gross                                    $20,180      $ 2,196           $21,109          $  80          $    -         $    -
                                        ============== ============ ================= ================ =============== =============

  Net                                      $ 5,998      $ 2,196           $ 7,004          $  76          $    -         $    -
                                        ============== ============ ================= ================ =============== =============


Balance Sheet Data:
Total Assets                               $73,948     $ 33,788           $54,726       $ 31,737        $ 36,542       $ 36,689
                                        ============== ============ ================= ================ =============== =============


Total Liabilities                          $42,389      $ 2,757           $22,209         $  234           $  70        $ 3,486
                                        ============== ============ ================= ================ =============== =============


Stockholder's Equity                       $31,559     $ 31,031           $32,517       $ 31,503        $ 36,472       $ 33,203
                                        ============== ============ ================= ================ =============== =============


(1) Under accounting principles generally accepted in the United States, premiums are not reported as revenue.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying financial statements and notes thereto and Selected Financial Data.

Results of Operations

     Contract charges and fees are received from contract owners, while administrative fees are received from the various investment fund managers overseeing contract owner invested funds. Administrative fees paid by investment fund managers, and the predominant portion of the charges received from contract owners, are based on underlying asset values and, as such, vary with premium production and investment performance. Annual contract charges received from contract owners are flat fees assessed on each contract's anniversary date; accordingly, they vary according to the number of contracts in force during the course of a year. Prior to the third quarter of 2000, we produced a limited amount of business as we focused most of our efforts on obtaining financial ratings and developing the infrastructure necessary for the commencement of underwriting and marketing activities. Although gross and net premiums written continue to show significant growth, they are still well below levels needed to generate significant asset-based charges. Accordingly, net investment income continues to represent most of our revenues. We expect net investment income will continue to represent the majority of our revenues for the next several years as our premium volume and related separate account assets grow.

     The trend of declining development expenses and increasing general and administrative expenses is a direct reflection of our continued progress in the implementation of our strategy and related infrastructure needed to support our planned growth. The increase in general and administrative expenses is primarily due to an increase in our employee headcount (including several senior positions), which was 59 at June 30, 2001 compared to 43, 27, 14 and 9 at December 31, 2000, 1999, 1998 and 1997, respectively.

     Our results do not reflect the benefits of deferred federal income tax assets for which we have established a valuation allowance.


Liquidity and Capital Resources

     Since the beginning of 1997, our primary cash needs have been for the development of our insurance products and related infrastructure, and to fund our daily operations. Our cash needs have been met through interest income on the invested assets of the general account as well as through capital contributions from SIGI.

     We expect our cash needs will continue to increase as we expand our underwriting and marketing activities. We anticipate that we will be unable to meet all of our liquidity requirements without capital contributions from SIGI. Although not required to do so, we believe that SIGI will continue to provide capital for our operations to the extent needed. Our future marketing efforts could be adversely affected in the event that SIGI and/or its affiliates are unwilling to commit additional funding.

Reinsurance

     In 2000, we entered into a modified coinsurance agreement (the "Modco Agreement") with Life Re. Under the Modco Agreement we cede a significant portion of our variable business to Life Re. This arrangement provides us with additional capacity for growth of the variable insurance business.

     In addition, we have entered into reinsurance arrangements that reinsure certain mortality risks associated with the death benefit and accidental death benefit features of the Contracts, as well as other contract guarantees. We use only highly rated reinsurance companies to reinsure these risks.

     Reinsurance does not relieve us from our obligations to contract owners. We remain primarily liable to the contract owners to the extent that any reinsurer does not meet its obligations under the reinsurance agreements.

Reserves

     The insurance laws and regulations under which we operate obligate us to carry on our books, as liabilities, actuarially determined reserves to meet our obligations on outstanding contracts. We base our reserves involving life contingencies on mortality tables in general use in the United States. Where applicable, we compute our reserves to equal amounts which, together with interest on such reserves computed annually at certain assumed rates, will be sufficient to meet our contract obligations at their maturities or in the event of the covered person's death.

Investments

     Our investments are comprised entirely of investment grade securities and money market funds. It is the stated policy of the Company to refrain from investing in securities having speculative characteristics.

Dividend Restrictions

     We are subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, we must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income less realized capital gains for such prior year. We may pay dividends only out of earned surplus. In addition, we must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to Sage Life Holdings, within five business days after declaration and at least ten days prior to payment. At June 30, 2001, we could not pay a dividend to Sage Life Holdings without prior approval from state regulatory authorities as we currently do not have earned surplus. Additionally, we have paid no dividends since the commencement of operations.

State Regulation

     We are subject to the laws of the State of Delaware governing insurance companies and to the regulations of its Department of Insurance (the "Insurance Department"). The Company annually files a detailed financial statement in the prescribed form (the "Statement") with the Insurance Department covering our operations for the preceding year and our financial condition as of the end of that year. Regulation by the Insurance Department means that it may examine our books and records to determine, among other things, whether reported contract liabilities and reserves are computed in accordance with statutory accounting practices prescribed or permitted by the Insurance Department. The Insurance
Department, under the auspices of the National Association of Insurance Commissioners ("NAIC"), periodically conducts a full examination of the Company's operations.

     In addition, we are subject to regulation under the insurance laws of all jurisdictions in which we operate. These laws establish supervisory agencies with broad administrative powers with respect to various matters, including licensing to transact business, overseeing trade practices, licensing agents, approving contract forms, establishing reserve requirements, fixing maximum interest rates on life insurance contract loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements, and regulating the types and amounts of investments permitted. We must file the Statement with supervisory agencies in each of the jurisdictions in which we operate, and our operations and accounts are subject to examination by these agencies at regular intervals.

     Our statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Delaware Insurance Department. Prior to January 1, 2001, "prescribed" statutory accounting practices were interspersed throughout state insurance laws and regulations, the NAIC's Accounting Practices and Procedures Manual and a variety of NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

     Effective January 1, 2001, the NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. Delaware has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices used to prepare statutory-basis financial statements. However, the effect of these changes did not result in a significant reduction in our statutory-basis capital and surplus upon adoption on January 1, 2001.

     On an annual basis, the NAIC requires insurance companies to report information regarding minimum Risk Based Capital ("RBC") requirements. These requirements are intended to allow insurance regulators to identify companies that may need regulatory attention. The RBC model law requires that insurance companies apply various factors to asset, premium and reserve items, all of which have inherent risks. The formula includes components for asset risk, insurance risk, interest risk and business risk. At December 31, 2000, our total adjusted capital exceeded RBC requirements.

     Further, many states regulate affiliated groups of insurers like us and our affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of the transfers and payments in relation to the financial positions of the companies involved.

     Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for contract owner losses incurred when other insurance companies have become insolvent. Most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

     Although the federal government ordinarily does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Our insurance products are subject to various federal securities laws and regulations. In addition, current and proposed federal measures that may significantly affect the insurance business include: 1) regulation of insurance; 2) company solvency; 3) employee benefit regulation; 4) tax law changes affecting the taxation of insurance companies; 5) tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles; and 6) privacy protection initiatives.


OFFICERS AND DIRECTORS

The following are the Directors and Executive Officers of the Company:



                               Position with Sage, Year
         Name,        Age                  of Election            Other Principal Positions for Past Five Years
---------------------------- -------------------------- -----------------------------------------------------

Ronald S. Scowby (1), 62        Director, January 1997 Chairman
                                and Trustee, Sage Life Investment Trust, to
                                present; Chairman, July 1998 to present; President,
                                Chief Executive February 1998 to present Officer,
                                Sage Life Assurance of America, Inc.
                                January 1997 to February 1998; Director, President,
                                Chief Executive Officer, Sage Management Services
                                (USA), Inc., June 1996 to December 1999.

Robin I. Marsden (2), 35        Director, January 1997          President and Trustee,  Sage Life  Investment  Trust,
                                to present; President           July  1998 to  present;  Director,  Sage Distributors,
                                and Chief  Executive            Inc.,  January 1998  to  present;   Director,   January
                                Officer, February 1998          1997 to present,  President and Chief Executive
                                to  present                     Officer,  February  1998 to present, Sage Insurance
                                                                Group,  Inc.;  Chief  Investment  Officer  and Chief
                                                                Financial   Officer,   Sage  Life  Holdings,   Ltd.,
                                                                 November 1994 to January 1998

H. Louis Shill (3), 70          Director,   January  1997       Chairman,  Sage  Life  Assurance  of  America,  Inc.
                                to present                      January  1997  to  February  1998;  Chairman,   Sage
                                                                Insurance  Group,  Inc.,  January  1997 to  present;
                                                                Founder,  Chairman,  Sage  Group  Limited,  1965  to
                                                                present

Paul C. Meyer (4), 48           Director,   January  1997       Partner,  Clifford  Chance  Rogers & Wells,  1986 to
                                to present                      present


Richard D. Starr (5), 57        Director,   January  1997       Chairman  and  Chief  Executive  Officer,  Financial
                                to present                      Institutions  Group,  Inc., October 1978 to present;
                                                                Chairman and Director,  ABN Amro Financial Services,
                                                                Inc.

Dr. Meyer Feldberg (6), 59      Director,   January  2000       Dean/Professor,  Columbia University Graduate School
                                to present                      of  Business,  July 1989 to  present;  Chairman  and
                                                                Director,  Sage Life Assurance  Company of New York;
                                                                Director  of  Revlon,   Inc.,  Federated  Department
                                                                Stores, Primedia, and Paine-Webber Mutual Funds

John A. Benning (7), 67         Director,  April  2000 to       Senior Vice President and General  Counsel,  Liberty
                                present                         Financial  Companies,  1986 to 2000; Director of ICI
                                                                Mutual Insurance Company, T.T.  International U.S.A.
                                                                Feeder Trust, Liberty Newport World Portfolio


Mitchell R. Katcher (2), 48     Director,  December  1997       Vice  President,  Sage Life Investment  Trust,  July
                                to present; Senior              1998 to present; Director, Sage Distributors,  Inc.,
                                Executive Vice                  January  1998 to  present;  Treasurer,  July 1997 to
                                President,  Chief Actuary       present,  Senior Executive Vice President,  December
                                May   1997  to   present;       1997  to  present,   Sage  Insurance  Group,   Inc.;
                                Chief Financial  Officer,       Executive  Vice  President,   Golden  American  Life
                                May 1997 to October 2000        Insurance Company, January 1992 to February 1997


Lincoln B. Yersin (2),  38      Executive Vice President        President, Sage  Distributors,  September 2000 to
                                Marketing, National             present;  Executive Vice President,  Sage Insurance
                                Sales  Manager,  May  1999      Group,  Inc. January  2001 to  present;  President,
                                 to  present                    AmSouth Investment Services, Inc., June 1993 to May
                                                                1999;     Senior     Vice     President,     AmSouth
                                                                Bancorporation, June 1993 to May 1999

Jeffrey C. Gordon (2), 39       Senior Vice President           Senior Vice President and Chief  Financial  Officer,
                                and Chief Financial             Sage Insurance Group Inc.,  October 2000 to present;
                                Officer, October 2000 to        Controller,  Frontier Insurance Group, Inc., January
                                present                         1999 to  September  2000;  Senior  Manager,  Ernst &
                                                                Young LLP, January 1988 to December 1998

Nancy F. Brunetti (2), 39       Executive Vice president        Consultant, NFB Consulting, January 2000 to January
                                and Chief Administrative        2001; Executive Vice President, American Skandia Life
                                Officer, January 2001 to        Assurance Corporation, March 1992 to December 1999.
                                present


All entities with "Sage" in their name are affiliates of Sage Life. The executive officers of Sage Life hold various other offices and directorships with affiliates not named above. None of these, however, are considered to be principal positions.


- ----------------

(1) Mr. Scowby's principal business address is 200 Broad Street, Suite 2337, Stamford, CT 06901

(2) The principal business address of these persons is 300 Atlantic Street, Stamford, CT 06901.

(3) Mr. Shill's principal business address is Sage Centre, 10 Fraser Street, Johannesburg, South Africa 2000.

(4)  Mr. Meyer's  principal  business  address is 200 Park Avenue,  New York, NY
     10166.

(5) Mr. Starr's principal business address is 22507 SE 47th Place, Issaquah, WA 98029.

(6) Dr. Feldberg's principal business address is Columbia University Graduate School of Business, Uris Hall, Room 101, 3022 Broadway, New York, NY 10027.

(7) Mr. Benning's principal business address is 23rd Floor, 600 Atlantic Street, Boston, MA 02210

COMPENSATION

Annual Compensation
------------------

The following table summarizes the compensation paid to the Chief Executive Officer and certain other Executive Officers of the Company:


                                                                                 Other Annual           All Other
Name and Principal Position                 Year       Salary     Bonus         Compensation(1)      Compensation(2)
--------------------------------------- ----------- ------------ ------------ ------------------- --------------------


Robin I. Marsden                              2000     $354,750     $100,000             $17,850            $ 119,399
 (Chief Executive Officer)                    1999      322,500      150,000              16,800               38,018
                                              1998      275,000        -                  16,800                 -


Ronald S. Scowby (3)                          2000   $      -       $ 75,000           $    -                $ 56,538
(Chairman and former President                1999      354,167      200,000              16,800               42,484
  and CEO)                                    1998      333,333      170,000              16,800                 -


Mitchell R. Katcher                           2000     $293,750     $137,500            $ 17,850              $17,824
 (Senior Executive Vice                       1999      268,750      150,000              16,800               30,456
   President and Chief Actuary)               1998      250,000      265,000              16,800                -

Lincoln Yersin                                2000     $186,250     $150,000            $ 13,300              $47,191
(Executive Vice President Marketing           1999     116,667       100,000                 -                124,692
   and National Sales Manager)



(1) Represents amounts credited to executives under a SIGI sponsored defined contribution plan


(2) All Other Compensation consists of the following for the executive officers:
Mr. Marsden: 2000, $19,399 - contribution to non-qualified retirement plan, $100,000 - deferral of partial 1999-2000 fiscal year earned bonus; 1999, $17,062
- contribution to non-qualified retirement plan, $20,956 - contribution to annuity contract issued by the Company.

Mr. Scowby: 2000, $56,538 - cash-out of earned leave accrued during status as executive; 1999, $20,387 - contribution to non-qualified retirement plan, $22,097 - contribution to annuity contract issued by the Company. Mr. Katcher:
2000, $12,994 - contribution to non-qualified retirement plan, $4,830 - contribution to non-qualified plan in lieu of employee benefit; 1999, $11,419 - contribution to non-qualified retirement plan, $19,037 - contribution to annuity contract issued by the Company.

Mr. Yersin: 2000, $47,191 - moving expenses; 1999, $65,116 - recruitment bonus, $59,576 - moving expenses.

(3) Mr. Scowby retired as an executive officer effective December 31, 1999. Bonus compensation shown for 2000 is in connection with his former executive status, and was paid in 2000.

Employment Contracts.
--------------------

     Mr. Marsden and the Company are parties to an Employment Agreement effective April 1, 2000. The agreement provides for Mr. Marsden's title and duties with the Company, and establishes certain restrictive covenants. It sets forth his annual remuneration for the year from April 1, 2000, to March 31, 2001, and provides that such remuneration will be reviewed annually thereafter. Further, the agreement provides that Mr. Marsden is eligible to participate in the Company's short-term incentive bonus plan for executive employees, and in a long-term capital incentive plan to be established by SIGI. The agreement also provides that if his employment is terminated (except for a "with cause" termination) (i) he shall continue to be paid 24 months of then-current base salary with a proportionate bonus under the Company's short-term incentive plan for the months of service since the last bonus payment; (ii) that his employee welfare benefits will be continued for 24 months; (iii) that unvested pension contributions would immediately vest; and (iv) that unvested allocations or options under the long-term capital incentive plan would be treated in the same manner as a retirement under the rules of the plan. In addition, if the Company is no longer controlled by Sage Group and its effective place of business is relocated by its new owners, Mr. Marsden may, in lieu of relocating and being reimbursed thereof, elect to terminate his employment and receive the benefits he would otherwise have received if terminated without cause.

     Mr. Katcher and the Company are parties to an Employment Agreement effective February 1, 1997. The agreement provides for Mr. Katcher's title and duties with the Company, sets forth his remuneration through March 31, 1999, and provides that such remuneration will be reviewed annually thereafter. The agreement also provides that Mr. Katcher is eligible to participate in the Company's short-term incentive bonus plan for executive employees, and provides that bonuses payable on certain dates ending April 1, 1999, will not be less than indicated amounts. The agreement also provides that Mr. Katcher may participate in a long-term capital incentive plan to be established by SIGI. The agreement also provides that if his employment is terminated (except for a "with cause" termination) (i) his monthly compensation and employee welfare benefits shall be continued for a period of time as determined by a formula; (ii) that unvested contributions Mr. Katcher and the Company unvested allocations or options under the long-term capital incentive plan would be accelerated and deemed to immediately vest. In addition, pursuant to a "change of control" provision, Mr. Katcher may elect to terminate his employment and receive the benefits he would otherwise have received if terminated without cause.

     Mr. Yersin and the Company are parties to an employment agreement with an effective date of May 3, 1999. The agreement provides for Mr. Yersin's title and duties with the Company, and sets forth his base salary and other compensation based on sales ("override"), with stated minimums on the override for the first two years. It also provides for compensation to Mr. Yersin in recognition of long-term incentives he forfeited with his former employer. Half of the value was advanced in cash and vested pro rata over the next two years. The other half was credited to Mr. Yersin's participation in a long-term capital incentive plan to be established by SIGI. In addition, pursuant to a "change of control" provision, Mr. Yersin may elect to terminate his employment and receive twelve months of basic salary, benefits and guaranteed minimum bonus or the equivalent of the prior year's override, and ordinary vesting under any benefit or incentive plan.

     Directors' Compensation. Messrs. Marsden, Katcher and Shill are also officers-employees of Sage Life and/or its affiliates and parent companies, and are not therefore separately compensated for serving on the Board. Compensation for the other directors is inclusive of their services as directors for any of our affiliates. Messrs. Meyer, Starr and Benning are paid an annual retainer of $12,000, and $2,000 per meeting attended. Dr. Feldberg, who is also chairman of our subsidiary, Sage Life Assurance Company of New York, is paid an annual retainer of $30,000, and $8,000 per meeting attended. Messrs. Meyer, Starr, Benning, and Feldberg do not receive retirement benefits. Mr. Scowby is paid $12,833 per month for services as director and chairman of Sage Life Assurance of America, Inc., and Sage Life Investment Trust. In addition, he is paid a stipend to cover the cost of certain insurance coverages formerly provided to him as an executive; the amount of the stipend in 2000 was $26,938. He is also provided with certain retirement benefits and is eligible to participate in a long-term incentive plan to be established by SIGI.

                      Sage Life Assurance of America, Inc.

                              Financial Statements

                      SAGE LIFE ASSURANCE OF AMERICA, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                                 JUNE 30,
                                                                   2001           DECEMBER 31,
                                                                UNAUDITED            2000
                                                               ------------      ------------
ASSETS
Investments:
  Fixed maturity securities available for sale                 $ 14,347,119      $ 14,660,769
  Short-term investments                                          8,970,707         8,963,495
                                                               ------------      ------------
Total investments                                                23,317,826        23,624,264

Cash and cash equivalents                                           947,242         1,060,672
Accrued investment income                                           235,834           243,111
Receivable from affiliates                                        1,245,980         1,700,014
Deferred federal income taxes                                        50,028           146,530
Reinsurance recoverables                                            849,630           290,302
Deferred acquisition costs                                          756,462           343,901
Goodwill                                                          5,891,817         5,993,678
Other assets                                                         24,080            12,580
Separate account assets                                          40,629,068        21,311,175
                                                               ------------      ------------
Total assets                                                   $ 73,947,967      $ 54,726,227
                                                               ============      ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Deferred gain from modified coinsurance agreement            $    650,816      $    318,028
  Unearned revenue                                                    5,640               901
  Accrued expenses and other liabilities                          1,147,891           579,026
  Separate account liabilities                                   40,584,905        21,311,175
                                                               ------------      ------------
Total liabilities                                                42,389,252        22,209,130

Stockholder's equity:
  Common stock, $2,500 par value, 1,000 shares authorized,
       issued and outstanding                                     2,500,000         2,500,000
  Additional paid-in capital                                     46,812,134        44,671,161
  Deficit                                                       (17,656,303)      (14,369,623)
  Accumulated other comprehensive loss                              (97,116)         (284,441)
                                                               ------------      ------------
Total stockholder's equity                                       31,558,715        32,517,097
                                                               ------------      ------------
Total liabilities and stockholder's equity                     $ 73,947,967      $ 54,726,227
                                                               ============      ============


See accompanying notes to consolidated financial statements.

                      SAGE LIFE ASSURANCE OF AMERICA, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                 THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                 ------------------                 ----------------
                                         JUNE 30, 2001    JUNE 30, 2000     JUNE 30, 2001   JUNE 30, 2000
                                         -------------    -------------     -------------   -------------
REVENUES:
Net investment income                     $   286,269      $   259,420      $   598,144      $   588,179
Realized capital gains                          7,142               --            7,142               --
Administrative service fees                     8,944           10,000           21,294           25,000
Contract charges and fees                      12,586              732           19,716            1,346
                                          -----------      -----------      -----------      -----------
     Total revenues                           314,941          270,152          646,296          614,525
BENEFITS AND EXPENSES:
Net interest credited on fixed option           4,246               --           18,298               --
Development expenses                           67,404          398,097          222,245          998,423
Amortization expense                           44,099           58,617          101,861          117,234
General and administrative expenses         2,112,840          572,750        3,590,572        1,771,638
                                          -----------      -----------      -----------      -----------
     Total benefits and expenses            2,228,589        1,029,464        3,932,976        2,887,295
                                          -----------      -----------      -----------      -----------
 Net loss                                 $(1,913,648)     $  (759,312)     $(3,286,680)     $(2,272,770)
                                          ===========      ===========      ===========      ===========


See accompanying notes to consolidated financial statements.

                      SAGE LIFE ASSURANCE OF AMERICA, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                SIX MONTHS ENDED   SIX MONTHS ENDED
                                                                                ----------------   ----------------
                                                                                  JUNE 30, 2001     JUNE 30, 2000
                                                                                  -------------     -------------
OPERATING ACTIVITIES
  Net loss                                                                         $(3,286,680)     $(2,272,770)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Amortization expense                                                              101,861          117,234
     Amortization of bond discount/premium                                              53,747           51,993
     Realized capital gains                                                             (7,143)              --
     Changes in:
        Accrued investment income                                                        7,277           19,495
        Receivable from affiliates                                                     454,034          197,781
        Unearned revenue                                                                 4,739               --
        Reinsurance recoverables                                                      (559,328)              --
        Deferred acquisition costs                                                    (412,561)              --
        Deferred gain from modified coinsurance agreement                              332,788               --
        Accrued expenses and other liabilities                                         568,865          614,630
        Other assets                                                                   (11,500)          27,476
                                                                                   -----------      -----------
Net cash used in operating activities                                               (2,753,901)      (1,244,161)

INVESTING ACTIVITIES
  Proceeds from maturities of fixed maturity securities                                506,710               --
  Net purchases of short-term investments                                               (7,212)      (1,904,544)
                                                                                   -----------      -----------
Net cash provided by (used in) investing activities                                    499,498       (1,904,544)

FINANCING ACTIVITIES
   Development expenses paid by parent                                                 222,245          998,423
   Capital contribution from parent                                                  1,918,728          750,000
                                                                                   -----------      -----------
Net cash provided by financing activities                                            2,140,973        1,748,423
                                                                                   -----------      -----------
Decrease in cash and cash equivalents                                                 (113,430)      (1,400,282)

Cash and cash equivalents at beginning of period                                     1,060,672        1,979,985
                                                                                   -----------      -----------
Cash and cash equivalents at end of period                                         $   947,242      $   579,703
                                                                                   ===========      ===========


See accompanying notes to consolidated financial statements.

                      SAGE LIFE ASSURANCE OF AMERICA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1.         BASIS OF PRESENTATION

The accompanying consolidated unaudited financial statements of Sage Life Assurance of America, Inc. (the "Company") have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X and, accordingly, do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 10-K for the year ended December 31, 2000. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six-month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.


2.       NEW ACCOUNTING STANDARD

In July 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), that changes how companies must account for goodwill and other intangible assets. With the adoption of SFAS No. 142, goodwill is no longer subject to periodic amortization over its estimated useful life, but rather will be subject to at least an annual assessment for impairment by applying a fair-value based test. Acquired intangible assets must be recognized and amortized over their useful lives. Acquired intangible assets with indefinite lives are not subject to periodic amortization under the new rules but would be subject to periodic assessment for impairment. The provisions of SFAS No. 142 are effective January 1, 2002 for goodwill and other intangible assets acquired before July 1, 2001. Management has not yet completed its evaluation of the impact that adoption of SFAS No. 142 may have on the Company's financial position or results of operations.


3.       COMPREHENSIVE LOSS

The components of comprehensive loss, net of deferred federal income taxes, for the three and six months ended June 30, 2001 and 2000 were as follows:

                                                          THREE MONTHS ENDED                SIX MONTHS ENDED
                                                               JUNE 30                           JUNE 30
                                                       2001             2000             2001             2000
                                                     -----------      -----------      -----------      -----------
Net loss                                             $(1,913,648)     $  (759,312)     $(3,286,680)     $(2,272,770)
Change in unrealized investment gains and losses          53,828           21,044          187,326           51,993
                                                     -----------      -----------      -----------      -----------
Comprehensive loss                                   $(1,859,820)     $  (738,268)     $(3,099,354)     $(2,220,777)
                                                     ===========      ===========      ===========      ===========

Accumulated other comprehensive loss at June 30, 2001 and December 31, 2000, consists of unrealized losses of $97,116 and $284,441, respectively, net of related deferred federal income taxes.

4.   MODIFIED COINSURANCE AGREEMENT

During 2000, the Company entered into a modified coinsurance agreement (the "Modco Agreement") with Life Reassurance Corporation of America ("Life Re"), a subsidiary of Swiss Re Life and Health America, Inc. Under the Modco Agreement, the Company cedes a quota share of the premiums related to all of its variable business to Life Re.

For the three and six months ended June 30, 2001, the Company ceded approximately $10,024,000 and $14,182,000, respectively, in premiums to Life Re. Contract charges and fees for the three and six months ended June 30, 2001 are net of approximately $33,000 and $50,000, respectively, ceded to Life Re. Interest credited on fixed option for the three and six months ended June 30, 2001 is net of approximately $16,000 and $45,000, respectively, ceded to Life Re.

                         Report of Independent Auditors


Board of Directors
Sage Life Assurance of America, Inc.

We have audited the accompanying consolidated balance sheets of Sage Life Assurance of America, Inc. and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sage Life Assurance of America, Inc. and subsidiary at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.





                                          /s/ Ernst & Young LLP

New York, NY
March 19, 2001

                      Sage Life Assurance of America, Inc.

                           Consolidated Balance Sheets



                                                                                DECEMBER 31
                                                                        2000                 1999
                                                                        ----                 ----
ASSETS
Investments:
   Fixed maturity securities available for sale                     $ 14,660,769         $ 16,179,750
   Short-term investments                                              8,963,495            5,972,494
                                                                    ------------         ------------
Total investments                                                     23,624,264           22,152,244

Cash and cash equivalents                                              1,060,672            1,979,985
Accrued investment income                                                243,111              226,234
Receivable from affiliates                                             1,299,114              671,270
Deferred federal income taxes                                            146,530              376,461
Reinsurance recoverables                                                 290,302                 --
Deferred acquisition costs                                               343,901                 --
Goodwill                                                               5,993,678            6,228,146
Capitalized software                                                     400,900                 --
Other assets                                                              12,580                9,231
Separate account assets                                               21,311,175               93,009
                                                                    ------------         ------------
Total assets                                                        $ 54,726,227         $ 31,736,580
                                                                    ============         ============

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
    Deferred gain from modified coinsurance                         $    318,028         $          -
   agreement
    Accrued expenses and other liabilities                               579,927              140,426
    Separate account liabilities                                      21,311,175               93,009
                                                                    ------------         ------------
Total liabilities                                                     22,209,130              233,435

Stockholder's equity:
    Common stock, $2,500 par value, 1,000 shares authorized,
        issued and outstanding                                         2,500,000            2,500,000

    Additional paid-in capital                                        44,671,161           39,351,096
    Deficit                                                          (14,369,623)          (9,617,174)
    Accumulated other comprehensive loss                                (284,441)            (730,777)
                                                                    ------------         ------------
Total stockholder's equity                                            32,517,097           31,503,145
                                                                    ------------         ------------

Total liabilities and stockholder's equity                          $ 54,726,227         $ 31,736,580
                                                                    ============         ============

See accompanying notes to consolidated financial statements.

                      Sage Life Assurance of America, Inc.

                      Consolidated Statements of Operations


                                                                  YEAR ENDED DECEMBER 31
                                                      2000                1999                1998
                                                      ----                ----                ----
REVENUES
   Contract charges and fees                      $     4,725         $       861         $        --
   Administrative service fees                         49,940              37,671
   Net investment income                            1,368,550           1,290,196           1,243,522
                                                  -----------         -----------         -----------
         Total revenues                             1,423,215           1,328,728           1,243,522

BENEFITS AND EXPENSES
   Development expenses                             2,421,265           3,827,887                --
   Amortization expense                               234,468             234,468             548,818
   General and administrative expenses              3,519,931           1,693,299           1,263,678
                                                  -----------         -----------         -----------
        Total benefits and expenses                 6,175,664           5,755,654           1,812,496

Loss before cumulative effect adjustment           (4,752,449)         (4,426,926)           (568,974)

Cumulative effect adjustment for change in
 accounting for development costs                          --          (4,269,488)                 --
                                                  -----------         -----------         -----------
           Net loss                               $(4,752,449)        $(8,696,414)        $  (568,974)
                                                  ===========         ===========         ===========


See accompanying notes to consolidated financial statements.

                      Sage Life Assurance of America, Inc.

                 Consolidated Statements of Stockholder's Equity


                                                                                                        OTHER
                                                                                                     ACCUMULATED
                                                                    ADDITIONAL                      COMPREHENSIVE
                                                                     PAID-IN                           (LOSS)
                                                 COMMON STOCK        CAPITAL          DEFICIT          INCOME            TOTAL
                                                 ------------        -------          -------          ------            -----
Balances at January 1, 1998                      $  2,500,000     $ 31,005,508     $   (351,786)    $     48,706     $ 33,202,428
   Net loss                                                --               --         (568,974)              --         (568,974)
   Change in unrealized gain on
     investments, net of federal income taxes              --               --               --          (31,616)         (31,616)
                                                                                                                     ------------
   Comprehensive loss                                                                                                    (600,590)
   Additional capital contributions                        --        3,870,219               --               --        3,870,219
                                                 ------------     ------------     ------------     ------------     ------------
Balances at December 31, 1998                       2,500,000       34,875,727         (920,760)          17,090       36,472,057

   Net loss                                                --               --       (8,696,414)              --       (8,696,414)
   Change in unrealized gain on
    investments, net of federal income taxes               --               --               --         (747,867)        (747,867)
                                                                                                                     ------------
   Comprehensive loss                                                                                                  (9,444,281)
   Purchase price adjustment                               --         (102,518)              --               --         (102,518)
   Additional capital contributions                        --        4,577,887               --               --        4,577,887
                                                 ------------     ------------     ------------     ------------     ------------
Balances at December 31, 1999                       2,500,000       39,351,096       (9,617,174)        (730,777)      31,503,145

    Net loss                                               --               --       (4,752,449)              --       (4,752,449)
    Change in unrealized loss on investments,              --               --               --          446,336          446,336
    net of federal income taxes
                                                                                                                     ------------
   Comprehensive loss                                      --               --               --               --       (4,306,113)
  Additional capital contributions                         --        5,320,065                                          5,320,065
                                                 ------------     ------------     ------------     ------------     ------------
Balances at December 31, 2000                    $  2,500,000     $ 44,671,161     $(14,369,623)    $   (284,441)    $ 32,517,097
                                                 ============     ============     ============     ============     ============


See accompanying notes to consolidated financial statements.

                      Sage Life Assurance of America, Inc.

                      Consolidated Statements of Cash Flows




                                                                                           YEAR ENDED DECEMBER 31
                                                                              2000                 1999                 1998
                                                                              ----                 ----                 ----
OPERATING ACTIVITIES
   Net loss                                                               $ (4,752,449)        $ (8,696,414)        $   (568,974)
   Adjustments to reconcile net loss to net cash used in operating activities:
       Amortization expense                                                    234,468              234,468              548,818
       Amortization of bond discount/premium                                   114,223              124,842               33,808
       Amortization of capitalized software                                     22,966                   --                   --
       Cumulative effect adjustment for change in accounting for
         development costs                                                          --            4,269,488                   --
       Changes in:
         Accrued investment income                                             (16,877)             (22,809)            (145,386)
         Receivable from affiliates                                           (627,844)            (671,270)            (128,425)
         Reinsurance recoverables                                             (290,302)                  --                   --
         Deferred acquisition costs                                           (343,901)                  --                   --
         Deferred gain from modified coinsurance agreement                     318,028                   --                   --
         Accrued expenses and other liabilities                                439,501               78,756             (118,772)
         Other assets                                                           (3,349)              (4,231)               6,443
                                                                          ------------         ------------         ------------
Net cash used in operating activities                                       (4,905,536)          (4,687,170)            (372,488)

INVESTING ACTIVITIES
   Purchases of fixed maturity securities                                     (453,975)          (4,444,806)         (10,295,438)
   Proceeds from maturities and repayments of fixed maturity
     securities                                                              2,535,000                   --              815,000
   Net (purchases) sales of short-term investments                          (2,991,001)           5,002,909           10,555,486
   Software capitalization                                                    (423,866)                  --                   --
                                                                          ------------         ------------         ------------
Net cash (used in) provided by investing activities                         (1,333,842)             558,103            1,075,048

FINANCING ACTIVITIES
   Development expenses paid by parent                                       2,421,265            3,827,887                   --
   Capital contributions from parent                                         2,898,800              750,000              600,000
                                                                          ------------         ------------         ------------
Net cash provided by financing activities                                    5,320,065            4,577,887              600,000
                                                                          ------------         ------------         ------------

(Decrease) increase in cash and cash equivalents                              (919,313)             448,820            1,302,560

Cash and cash equivalents at beginning of year                               1,979,985            1,531,165              228,605
                                                                          ------------         ------------         ------------
Cash and cash equivalents at end of year                                  $  1,060,672         $  1,979,985         $  1,531,165
                                                                          ============         ============         ============

See accompanying notes to consolidated financial statements.

                      Sage Life Assurance of America, Inc.

                   Notes to Consolidated Financial Statements

                           December 31, 2000 and 1999

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATION

Sage Life Assurance of America, Inc. (the "Company") is domiciled in Delaware and is a wholly-owned subsidiary of Sage Life Holdings of America, Inc. ("SLHA"). SLHA is owned 9.9% by Life Reassurance Corporation of America ("Life Re"), an affiliate of Swiss Re Life and Health America, Inc. ("Swiss Re") and 90.9% owned by Sage Insurance Group, Inc. ("SIGI"), a wholly-owned indirect subsidiary of Sage Group Limited, a South African company ("Sage Group").

The Company is licensed to write business in all states with the exception of New York. In 1998 the Company formed Sage Life Assurance Company of New York ("Sage New York") as a wholly-owned subsidiary. Sage New York is in the process of obtaining its license in the State of New York.

DESCRIPTION OF BUSINESS

The Company develops and markets variable annuity and variable life insurance products. Sales of these products to the retail public are made by registered representatives of unaffiliated broker-dealers that have entered into selling agreements with the principal underwriter for the product, Sage Distributors, Inc., an affiliate of the Company.

Significant sales activity began in the third quarter of 2000. Gross sales for 2000 were approximately $21.1 million, a significant amount of which were produced by one broker-dealer, predominantly from residents of the State of Texas. This broker-dealer has recently been purchased by an unaffiliated company and is no longer covered under a selling agreement with the Company.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and reflect the consolidated accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates and assumptions are related to deferred acquisition costs and involve policy lapses, investment return and maintenance expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

INVESTMENTS

The Company has classified all of its fixed maturity investments as available-for-sale. Those investments are carried at fair value and changes in unrealized gains and losses are reported as a component of stockholder's equity, net of applicable deferred federal income taxes. Fair values are determined by quoted market prices.

Short-term investments are carried at amortized cost, which approximates fair value.

                      Sage Life Assurance of America, Inc.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED ACQUISITION COSTS

The costs of acquiring new business, which vary with and are primarily related to the production of new business, are being deferred net of reinsurance. These costs include commissions, costs of contract issuance, and certain selling expenses. These costs are being amortized generally in proportion to expected gross profits from surrender charges, policy and asset based fees and mortality and expense margins. This amortization is adjusted retrospectively and prospectively when estimates of current and future gross profits to be realized from a group of products are revised.

REINSURANCE

During 2000, the Company entered into a modified coinsurance agreement (the "Modco Agreement") with Life Re. Under the Modco Agreement, the Company cedes a quota share of the premiums related to all of its variable business to Life Re. The Modco Agreement provides the Company with additional capacity for growth in supporting the cash strain from the Company's variable business.

In addition, the Company has entered into reinsurance arrangements that reinsure certain morality risks associated with the death benefit and accidental death benefit features of the contracts as well as other contract guarantees.

Reinsurance contracts are accounted for in a manner consistent with the underlying contracts. The deferred gain from the Modco Agreement in the accompanying balance sheets represents the unamortized commission received by the Company in excess of the quota share percentage. Such gain is amortized in relation to the estimated gross profits of the related business. Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

Reinsurance does not relieve the Company from its obligations to contract owners. The Company remains primarily liable to the contract owners to the extent that any reinsurer does not meet its obligations under the reinsurance agreements.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for the benefit of certain contract owners who bear the investment risk. The separate account assets and liabilities are carried at fair value based on quoted market prices. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account contract owners, are excluded from the amounts reported in the accompanying statements of operations.

At December 31, 2000 the separate account liabilities included approximately $17.8 million relating to annuity contracts for which the contract owner is guaranteed a fixed rate of return. Separate account assets of the same amount held in support of these annuity contracts consist of bonds, short-term securities, transfers due from the general account and cash and cash equivalents.

CONTRACT LIABILITIES

The Company has no contract liabilities in its general account at December 31, 2000 and 1999. All contract liabilities are in the separate account and are comprised of all payments received adjusted for investment experience, contract owner charges, assessments and withdrawals related to the underlying insurance contracts.

                      Sage Life Assurance of America, Inc.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECOGNITION OF REVENUE AND CONTRACT BENEFITS

Revenues for variable annuity contracts consist of charges against contract owner account values for mortality and expense risks, administration fees, surrender charges and annual maintenance fees. Revenues for variable life insurance contracts consist of charges against contract owner account values for mortality and expense risks, administration fees, cost of insurance fees, surrender charges and annual maintenance fees. Benefit reserves for variable annuity and variable life insurance contracts represent the account values of the contracts and are included in the separate account liabilities.

The Company defers the non-level portions of mortality and expense risk fees and annual maintenance fees as unearned revenue. Such revenue is recognized generally in proportion to expected gross profits on the underlying business.

In addition, the Company recognizes as revenue the difference between the amount of investment income credited on the portion of account values allocated by contract owners to market value adjusted fixed options under variable life and annuity contracts and the income earned on the underlying investments.

CAPITALIZED SOFTWARE

Capitalized software includes certain internal and external costs incurred in connection with the development of the Company's internet site and modifications to enhance the functionality of the administrative systems used to process the Company's business. Such costs are being amortized on a straight-line basis over five years. Accumulated amortization expense at December 31, 2000 was approximately $23,000.

GOODWILL

On December 31, 1996 the Company was purchased by SIGI from Security First Life Insurance Company. The amount paid in excess of the acquired assets is recorded as goodwill and is being amortized on a straight-line basis over thirty years. The carrying value of goodwill is regularly reviewed for indications of impairment in value. The Company utilizes sales forecasts to project future distributable earnings as a basis for an indication of impairment in the goodwill. These current projections warrant no action to be taken in regards to any goodwill impairment. Accumulated amortization at December 31, 2000 and 1999 was approximately $938,000 and $704,000, respectively.

DEVELOPMENT EXPENSES

Costs incurred in the development of the Company's products, systems and distribution channels are classified as development expenses. These non-recurring expenses are comprised primarily of legal and consulting fees. Prior to January 1, 1999, development costs were being capitalized and amortized on a straight-line basis over fifteen years. Pursuant to the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", the Company is required to charge to expense all development costs incurred. In addition, the Company was required to write-off any unamortized capitalized development costs on January 1, 1999. The one time write-off of the unamortized capitalized development expenses was $4,269,488.

FEDERAL INCOME TAXES

Federal income taxes are accounted for using the liability method. Using this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                      Sage Life Assurance of America, Inc.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended SFAS No. 133 to defer its effective date on year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. This statement makes certain changes in the hedging provisions of SFAS No. 133 and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Whereas, the Company does not have any derivatives, no import upon adoption of this Statement has been recorded.

RECLASSIFICATIONS

Certain reclassifications have been made to prior years' financial statement amounts to conform to the 2000 presentation.

2. INVESTMENTS

Investments in fixed maturity securities at December 31 consist of the following:

                                                     GROSS            GROSS
                                  AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                    COST             GAINS            LOSSES          VALUE
                                    ----             -----            ------          -----
2000
U.S. Government obligations      $ 7,075,997      $    17,991      $   159,070      $ 6,934,918
Corporate obligations              8,015,742            9,093          298,984        7,725,851
                                 -----------      -----------      -----------      -----------
                                 $15,091,739      $    27,084      $   458,054      $14,660,769
                                 ===========      ===========      ===========      ===========
1999
U.S. Government obligations      $ 9,250,709      $    21,930      $   641,593      $ 8,631,046
Corporate obligations              8,036,278               --          487,574        7,548,704
                                 -----------      -----------      -----------      -----------
                                 $17,286,987      $    21,930      $ 1,129,167      $16,179,750
                                 ===========      ===========      ===========      ===========

The amortized cost and fair value of fixed maturity securities by contractual maturity at December 31, 2000 are summarized below. Actual maturities will differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

                      Sage Life Assurance of America, Inc.

2. INVESTMENTS (CONTINUED)

                                              AMORTIZED           FAIR
                                                COST             VALUE
                                                ----             -----
Due in one year or less                     $   499,804      $   499,491
Due after one year through five years         7,084,672        6,968,789
Due after five years through ten years        7,507,263        7,192,489
                                            -----------      -----------
Total                                       $15,091,739      $14,660,769
                                            ===========      ===========

Investment income by major category of investment is summarized as follows:

                                           2000              1999              1998
                                           ----              ----              ----
Fixed maturity securities              $ 1,066,873       $   907,068       $   261,781
Short-term investments                     750,988           438,951           787,873
Cash and cash equivalents                  112,630            22,416           239,700
                                       -----------       -----------       -----------
Total investment income                  1,930,491         1,368,435         1,289,354
Interest credited on fixed option         (474,624)               --                --
Investment expenses                        (87,317)          (78,239)          (45,832)
                                       -----------       -----------       -----------
Net investment income                  $ 1,368,550       $ 1,290,196       $ 1,243,522
                                       ===========       ===========       ===========

At December 31, 2000 securities with an amortized cost and fair value of approximately $6.6 million and $6.4 million, respectively, were held by trustees in various amounts in accordance with the statutory requirements of certain states in which the Company is licensed to conduct business.

3.  MODIFIED COINSURANCE AGREEMENT

Under the Modco Agreement, the Company cedes a quota share of the premiums related to all of its variable business to Life Re.

During 2000 the Company ceded approximately $14.1 million in variable annuity premiums to Life Re. Contract charges and fees for 2000 are net of approximately $8 thousand ceded to Life Re.

4.  FEDERAL INCOME TAXES

The Company files a separate life insurance company Federal income tax return and will continue to do so through the year 2001. Beginning in 2002, the Company will be included in the consolidated Federal income tax return of Sage Holdings (U.S.A.), Inc. and its subsidiaries.

The provision for Federal income taxes varies from the amount which would be computed using the Federal statutory income tax rate as follows:

                                                             2000              1999              1998
                                                             ----              ----              ----
Pre-tax loss                                             $(4,752,449)      $(8,696,414)      $  (568,974)
Application of the Federal statutory tax rate - 34%       (1,615,833)       (2,956,781)         (193,451)
Change in valuation allowance                              1,614,188         2,907,523           193,451
Other                                                          1,645            49,258                --
                                                         -----------       -----------       -----------
Total income tax provision                               $        --       $        --       $        --
                                                         ===========       ===========       ===========

                      Sage Life Assurance of America, Inc.

4.  FEDERAL INCOME TAXES (CONTINUED)

The Company's deferred tax assets and liabilities are comprised of the following at December 31:

                                                          2000              1999
                                                          ----              ----
Deferred tax assets:
   Net operating loss carryforwards                    $ 5,132,087       $ 3,501,308
   Unrealized loss on depreciation of investments          146,530           376,461
   Reserves                                                 37,732                --
   Deferred gain from Modco Agreement                      108,130                --
   Other                                                    40,255                --
                                                       -----------       -----------
Total deferred tax assets                                5,464,734         3,877,769
Deferred tax liabilities:
   Goodwill                                               (304,214)         (261,185)
   Deferred policy acquisition costs                      (116,926)               --
   Other                                                   (30,319)          (19,617)
                                                       -----------       -----------
Total deferred tax liabilities                            (451,459)         (280,802)
Valuation allowance for deferred tax assets             (4,866,745)       (3,220,506)
                                                       -----------       -----------
Net deferred tax asset                                 $   146,530       $   376,461
                                                       ===========       ===========

Based upon the lack of historical operating earnings and the uncertainty of operating earnings in the future, management has determined that it is not more likely than not that the deferred tax assets will be fully recognized. Accordingly, a valuation allowance has been recorded.

The Company has a separate company net operating loss carryforward of approximately $15.1 million at December 31, 2000, which expires between 2012 and 2015.

5. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

Statutory-basis net (loss) income and capital and surplus of the Company are as follows:

                             2000               1999               1998
                             ----               ----               ----
Net (loss) income        $ (1,948,877)      $   (389,023)      $     27,002
Capital and surplus        26,505,917         25,973,744         25,609,097

The National Association of Insurance Commissioners ("NAIC") requires insurance companies to report information regarding minimum Risk Based Capital ("RBC") requirements. These requirements are intended to allow insurance regulators to identify companies that may need regulatory attention. The RBC model law requires that insurance companies apply various factors to asset, premium and reserve items, all of which have inherent risks. The formula includes components for asset risk, insurance risk, interest risk and business risk. At December 31, 2000, the Company's total adjusted capital exceeded RBC requirements.

The Company is subject to state regulatory restrictions that limit the maximum amount of dividends payable. Subject to certain net income carryforward provisions as described below, the Company must obtain approval of the Insurance Commissioner of the State of Delaware in order to pay, in any 12-month period, "extraordinary" dividends which are defined as those in excess of the greater of 10% of surplus as regards policyholders as of the prior year-end and statutory net income less realized capital gains for such prior year. Dividends may be paid by the Company only out of earned surplus. In addition, the Company must provide notice to the Insurance Commissioner of the State of Delaware of all dividends and other distributions to stockholders within five business days after declaration and at least ten days prior to payment. At December 31, 2000, the Company could not pay a dividend to SLHA without prior approval from state regulatory authorities as the Company currently does not have earned surplus.

                      Sage Life Assurance of America, Inc.

5. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS (CONTINUED)

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Delaware Insurance Department. Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the NAIC's Accounting Practices and Procedures Manual and a variety of NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. Delaware has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as and adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus.

6. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with SIGI whereby the entities share personnel costs, office rent and equipment costs. These costs are allocated between the companies based upon the estimated time worked, square footage of space utilized and upon estimated usage of equipment, respectively. General and administrative expenses in the accompanying financial statements reflect reductions of approximately $2.1 million, $0.9 million, and $0.2 million in 2000, 1999 and 1998, respectively, for amounts allocated to SIGI under this agreement. At December 31, 2000 and 1999 amounts due from SIGI under this agreement were approximately $989 thousand and $594 thousand, respectively.

The Company receives administrative fees for investments held under management by Sage Advisors, Inc. ("Sage Advisors"), an affiliated company. Sage Advisors is the investment advisor for the Sage Life Investment Trust (the "Trust"). The Trust is comprised of five investment funds that are available to variable contract owners of the Company. Income received from Sage Advisors was approximately $50 thousand and $38 thousand in 2000 and 1999, respectively. The Trust was formed in 1999 so no amount was received in 1998. At December 31, 2000 and 1999, approximately $4 thousand and $38 thousand respectively, was due from Sage Advisors.

7.  COMMITMENTS

The Company has made a commitment to the Michigan Department of Insurance to maintain statutory-basis capital and surplus at an amount not less than $25 million in order to remain a licensed insurer in that state. Subsequent to that commitment, SLHA entered into a preferred stock agreement with Life Re whereby the Company is also required to maintain statutory-basis capital and surplus of not less than $25 million.

8.  EMPLOYEE BENEFITS

After completion of one year of service with the Company, all employees participate in a defined contribution pension plan (the "Plan") sponsored by SIGI. Under the Plan, benefits are based on a percentage of base annual salary and are vested 100% after three years of service with the Company. All contributions to the plan are directly expensed at the time of contribution and amounted to approximately $77,500, $69,600 and $78,300 in 2000, 1999 and 1998,
respectively.

                      Sage Life Assurance of America, Inc.

9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes information with respect to the operations of the Company on a quarterly basis:

(in thousands)                                    THREE MONTHS ENDED
                                 MARCH 31      JUNE 30       SEPTEMBER 30     DECEMBER 31
                                 --------      -------       ------------     -----------
2000
Net investment income            $   359       $   259         $   421         $   330
Total revenues                       374           270             431             348
Total benefits and expenses        1,888         1,029           2,221           1,038
Net loss                          (1,514)         (759)         (1,790)           (690)

1999
Net investment income            $   317       $   315         $   319         $   339
Total revenues                       317           330             332             350
Total benefits and expenses        1,083         1,413           1,468           1,791
Net loss                          (5,036)       (1,083)         (1,136)         (1,441)

Third quarter of 2000 amounts in the above summary reflect a reclassification of interest credited on the fixed option from benefits to revenues to conform with the presentation in the accompanying financial statements. The large net loss in the first quarter 1999 is due to the write-off of unamortized capitalized development costs pursuant to the adoption of SOP 98-5.

                      TABLE OF CONTENTS OF THE STATEMENT OF
                             ADDITIONAL INFORMATION

     Additional information about the Contracts and The Sage Variable Annuity Account A is contained in the Statement of Additional Information. You can obtain a free copy of the Statement of Additional Information by writing to us at the address shown on the cover page or by calling (877) 835-7243 (Toll Free). The following is the Table of Contents for the Statement of Additional Information.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

Assignment

Change of Owner, Beneficiary or Annuitant

Misstatement and Proof of Age, Sex or Survival

Incontestability

Participation

Beneficiary Designation

Tax Status of the Contracts
           Diversification Requirements
           Owner Control
           Required Distributions from Non-Qualified Contracts
           Partial 1035 Exchanges
           Contracts Owned by Other Than Natural Persons
           Gifting a Contract
           Withdrawals - Investment Adviser Fees
           Taxation of Death Benefit Proceeds
Qualified Contracts
           Qualified Plans
           Taxation of Withdrawals
           Individual Retirement Annuities (IRAs)
           SIMPLE IRAs
           Roth IRAs
           Pension and Profit-Sharing Plans
           Tax Treatment of Withdrawals - Qualified Contracts
           Required Distributions

Calculation of Historical Performance Data
           Money Market Sub-Account Yields
           Other Variable Sub-Account Yields
           Average Annual Total Returns
           Other Total Returns
           Effect of the Annual Administration Charge on Performance Data Use of Indexes
           Other Information

Income Payment Provisions
           Amount of Fixed Income Payments
           Amount of Variable Income Payments
           Income Units
           Income Unit Value
           Exchange of Income Units

Safekeeping of Account Assets

Legal Matters

Other Information

Financial Statements

==============================================================================
                               APPENDIX A
==============================================================================

                        MORE INFORMATION ABOUT THE FUNDS

1.   Investment Objectives and Strategies:

     Below are brief descriptions of the investment objective(s) and strategies of each of the Funds available under the Contract. There is no assurance that these objective(s) will be met. Not every Fund may be available in every state or in every market.

     The Fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each Fund.

AIM VARIABLE INSURANCE FUNDS (Series II Shares)

     A I M Advisors, Inc. advises the AIM Variable Insurance Funds (Series II Shares).

     AIM V.I. GOVERNMENT SECURITIES FUND. This Fund's objective is to achieve a high level of current income consistent with reasonable concern for safety of principal. The Fund seeks to meet its objective by investing in debt securities issued, guaranteed or otherwise backed by the United States Government its agencies and instrumentalities.

     AIM V.I. GROWTH AND INCOME FUND. This Fund's objectives are growth of capital with a secondary objective of current income. The Fund seeks to meet its objectives by investing at least 65% of its total assets in securities of established companies that have long-term above-average growth in earnings and dividends, and growth companies that have potential for above-average growth in earnings and dividends.

     AIM V.I. INTERNATIONAL EQUITY FUND. This Fund's investment objective is to provide long-term growth of capital. The Fund seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

     AIM V.I. VALUE FUND. This Fund's objectives are to achieve long-term growth of capital with income as a secondary objective. The Fund seeks to meet its objectives by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally.

THE ALGER AMERICAN FUND

     Fred Alger Management, Inc. advises The Alger American Fund.

     ALGER AMERICAN MIDCAP GROWTH PORTFOLIO. This Fund seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

     ALGER AMERICAN  INCOME & GROWTH  PORTFOLIO.  This Fund  primarily  seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those which the Manager believes also offer opportunities for capital appreciation.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO. This Fund seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

FIRST AMERICAN INSURANCE PORTFOLIOS, INC. (Class IB Shares)

     U.S. Bancorp Piper Jaffray Asset Management, Inc. is the adviser for the First American Insurance Portfolios, Inc. Clay Finlay Inc. is the sub-adviser to the International Portfolio.

     SMALL CAP GROWTH PORTFOLIO. This Fund's investment objective is growth of capital. Under normal market conditions the adviser seeks to achieve the Fund's objective by investing primarily (at least 80% of total assets) in common stocks of small capitalization companies, defined as companies that have market capitalizations at the time of purchase within the range of market capitalizations of companies constituting the Russell 2000 Growth Index.

     TECHNOLOGY PORTFOLIO. This Fund's investment objective is long-term growth of capital. Under normal market conditions the adviser seeks to achieve the Fund's objective by investing primarily (at least 80% of total assets) in common stocks of companies which the adviser believes either have, or will develop, products, processes or services that will provide or will benefit significantly from technological innovations, advances and improvements.

     INTERNATIONAL PORTFOLIO. This Fund's investment objective is long-term growth of capital. Under normal market conditions the adviser seeks to achieve the Fund's objective by investing primarily (at least 80% of total assets) in equity securities that trade in markets other than the United States. These securities generally are issued by companies that (a) are domiciled in countries other than the United States, or (b) that derive at least 50% of either their revenue or their pre-tax income from activities outside of the United States.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

     INVESCO Funds Group, Inc. is the investment adviser for the INVESCO Variable Investment Funds, Inc.

     INVESCO VIF - BLUE CHIP GROWTH FUND. This Fund seeks to make an investment grow. It also seeks current income. It is actively managed. It invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in common stocks of large companies that, at the time of purchase, have market capitalizations of more than $15 billion and that have a history of consistent earnings growth regardless of business cycle.

     INVESCO VIF - HEALTH SCIENCES FUND. This Fund seeks to make an investment grow. It is aggressively managed. It primarily invests in equity securities that INVESCO believes will rise in price faster than other securities, as well as options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, health care facilities, and applied research and development of new products or services. A portion of the Fund's assets is not required to be invested in the sector.

        INVESCO VIF - TECHNOLOGY FUND. This Fund seeks to make an investment grow. It is aggressively managed. The Fund can invest in debt securities, but it invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in the equity securities of companies engaged in technology-related industries. These include, but are not limited to, applied technology, biotechnology, communications, computers, electronics, Internet, IT services and consulting, software, telecommunications equipment and services, IT infrastructure, networking, robotics and video. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. A portion of the Fund's assets is not required to be invested in the sector.

        INVESCO VIF - FINANCIAL SERVICES FUND. This fund seeks to make an investment grow. It is aggressively managed. The Fund invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund invests primarily in equity securities of companies involved in the financial services sector. These companies include, among others, banks (regional and money-centers), insurance companies (life, property and casualty, and multi-line), and investment and miscellaneous industries (asset managers, brokerage firms, and government-sponsored agencies). A portion of the Fund's assets is not required to be invested in the sector.

MFS(R) VARIABLE INSURANCE TRUST(SM)

        MFS Investment Management(R) advises the MFS(R) Variable Insurance Trust(SM).

        MFS INVESTORS TRUST SERIES. This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities. The Fund will also seek to generate gross income equal to approximately 90% of the dividend yield of the Standard & Poor's 500 Composite Index.

        MFS HIGH INCOME SERIES. This Fund seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. The Fund invests, under normal market conditions, at least 80% of its total assets in high yield fixed income securities. Fixed income securities offering the high current income sought by the series generally are lower rated bonds (junk bonds).

     MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income. The Fund invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. The Fund focuses on companies that the Fund's adviser believes have favorable prospects for long- term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.

     MFS TOTAL RETURN SERIES. This Fund primarily seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income. The Fund is a "balanced fund," and invests in a combination of equity and fixed income securities. Under normal market conditions, the Fund invests (i) at least 40%, but not more than 75%, of its net assets in common stocks and related securities (referred to as equity securities), such as preferred stocks, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and
(ii) at least 25% of its net assets in non-convertible fixed income securities.

     MFS CAPITAL OPPORTUNITIES SERIES. This Fund seeks capital appreciation. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities. The Fund focuses on companies which the Fund's adviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

        THE  UNIVERSAL  INSTITUTIONAL  FUNDS,  INC.

     Morgan Stanley Investment Management Inc. advises the Global Value Equity Portfolio. Morgan Stanley Investments (formerly Miller Anderson & Sherrerd, LLP) advises the Value Portfolio and the Mid Cap Value Portfolio.

     GLOBAL VALUE EQUITY PORTFOLIO. This Fund seeks long-term capital appreciation by investing primarily in equity securities of issuers throughout the world, including U.S. issuers. The Fund's investment adviser seeks to maintain a diversified portfolio of global equity securities based on individual stock selection and emphasizes a bottom-up approach to investing that seeks to identify securities of undervalued issuers.

     MID CAP VALUE PORTFOLIO. This Fund seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with equity capitalizations in the range of companies included in the S&P MidCap 400 Index. The Fund may purchase stocks that typically do not pay dividends.

     VALUE PORTFOLIO. This Fund seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks of companies with equity capitalizations greater than $2.5 billion. The Fund focuses on stocks that are undervalued in comparison with the stock market as a whole, as measured by the S&P 500 Index. The Fund may purchase stocks that do not pay dividends. The fund may invest, to a limited extent, in foreign equity securities.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

     OppenheimerFunds, Inc. manages Oppenheimer Variable Account Funds.

     OPPENHEIMER BOND FUND/VA. This Fund seeks a high level of current income. Secondarily, this Fund seeks capital growth when consistent with its primary objective. The Fund will, under normal market conditions, invest at least 65% of its total assets in investment grade debt securities.

     OPPENHEIMER CAPITAL APPRECIATION FUND/VA. This Fund seeks to achieve capital appreciation by investing in securities of well-known, established companies.

     OPPENHEIMER MAIN STREET SMALL CAP FUND/VA. This Fund seeks capital appreciation. In seeking its investment objective, the Fund invests mainly in securities of "growth type" companies with market capitalizations of less than $2.5 billion.

SAGE LIFE INVESTMENT TRUST

     Sage Advisors, Inc. is the investment manager to the Sage Life Investment Trust.

     SSGA Funds Management, Inc. subadvises the S&P 500 Equity Index Fund and Nasdaq-100 Index(R) Fund. Conning Asset Management Company subadvises the Money Market Fund. Eagle Asset Management, Inc. subadvises the All-Cap Growth Fund.

     S&P 500 EQUITY INDEX FUND. This Fund seeks to replicate as closely as possible the performance of the S&P 500 Composite Stock Price Index before the deduction of Fund expenses.

     MONEY MARKET FUND. This Fund seeks to provide high current income consistent with the preservation of capital and liquidity. Although the Fund seeks to maintain a constant net asset value of $1.00 per share, there can be no assurance that the Fund can do so on a continuous basis. An investment in the Money Market Fund is not guaranteed.

     NASDAQ - 100 INDEX(R) FUND. This Fund seeks to provide investment returns that correspond to the performance of the Nasdaq-100 Index(R) before the deduction of Fund expenses. The Nasdaq-100 Index(R) is a modified capitalization- weighted index composed of 100 of the largest non-financial domestic and international companies listed on the National Market tier of the Nasdaq Stock Market.

     ALL-CAP GROWTH FUND. This Fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of common stocks.

VAN KAMPEN LIFE INVESTMENT TRUST (Class II Shares)

     Van Kampen Asset Management Inc. is the adviser for the portfolios of Van Kampen Life Investment Trust.

     EMERGING GROWTH PORTFOLIO. This Fund's investment objective is capital appreciation. Under normal market conditions, the adviser seeks to achieve the Fund's objective by investing at least 65% of the Fund's total assets in a portfolio of common stocks of emerging growth companies. The Fund's primary approach is to seek what the adviser believes to be attractive growth opportunities on an individual company basis.

     GROWTH AND INCOME PORTFOLIO. This Fund's investment objective is long-term growth of capital and income. Under normal market conditions, the adviser seeks to achieve the Fund's objective by investing primarily in income-producing equity securities, including common stocks and convertible securities, although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's or by Moody's Investors Services, Inc.

2.   Additional Fund Information:

     The  following  information,   among  other  things,  may  be  included  in
advertisements and marketing materials relating to this product in order to illustrate how the portfolio managers seek to achieve the above investment objectives and strategies.

 . The portfolio manager's approach to investment management which may include portfolio selection and timing of purchases.

 . The name, education and experience of the portfolio manager.

 . Investment adviser information which may include, size, assets, and location.

 . Portfolio holdings.

 . Statistics -- which may include portfolio statistics such as size, assets, and average duration and maturity of the portfolio.

 . Geographic allocation of portfolios.

 . Portfolio quality ratings.

 . Information relating to a relevant benchmark.

 . Identification of portfolios by the investment categories, portfolio sectors or industry groups in which they fall.

3.   Principal Fund Investment Risks:

     Government Securities: A portfolio that invests in government securities is subject to credit risk and interest rate fluctuations. Interest rate increases can cause the price of a debt security to decrease. The longer a debt security's duration, the more sensitive it is to this risk. Further, some of the securities purchased by the fund are not guaranteed by the U.S. government. The agency or instrumentality issuing the security may default or otherwise be unable to honor a financial obligation.

     Growth and Income: A portfolio that invests primarily in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political or market conditions or disappointing earnings results. Because the Portfolio focuses on growth- style stocks, the Portfolio's performance may at times be better or worse than the performance of stock funds that focus on other types of stocks, or that have a broader investment style. Additionally, interest rate increases can cause the price of a debt security to decrease.

     International: A portfolio that invests in foreign securities involves above-average risk. Many international markets are much less liquid and much more changeable than the U.S. Market. Foreign investments may be subject to volatility from political or economic factors or from changing currency values.

     Value: A portfolio that invests primarily in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political or market conditions or disappointing earnings results. Additionally, the portfolio manager's judgment that a particular security is undervalued in relation to the company's fundamental economic values may prove incorrect. Stocks of undervalued companies may never achieve their potential value.

     Mid Cap: A portfolio that invests in medium-sized companies is subject to increased risk that may result from such factors as inexperienced management and limited financial resources.

     Small Cap: A portfolio that invests in smaller, less seasoned companies is subject to the risks that the companies' shares may be less liquid as well as such factors as inexperienced management and limited financial resources.

     High Yield: A portfolio that primarily invests in low-grade corporate bonds may have a higher default risk, less liquidity and greater sensitivity to changes in the economy than investment-grade securities.

     Sector: A portfolio that primarily invests in securities that are concentrated in a specific sector of the market is subject to the risk that changes in the specific sector will have a significant effect on the portfolio's net asset value.

     Balanced: A portfolio that allocates its investments between equity and fixed income securities is subject to the risk that the portfolio could miss attractive investment opportunities by underweighting markets where there are significant returns and could lose value by overweighting markets where there are significant declines.

     Bond: A portfolio that invests in debt securities is subject to credit risk. Credit risk relates to the ability of the issuer of a security to make interest and principal payments on the security as they become due. Securities that are below investment grade are subject to greater risk in that the issuers of those securities might not meet their debt obligations.

     Equity Index: A portfolio that invests in securities which seek to match a stock market index is subject to market risk. Market risk is the risk that the price of a security held by the portfolio will fall due to changing market, economic or political conditions.

     Money Market: A portfolio that invests in money market securities seeks to maintain a stable net asset value of $1.00. This investment option is neither insured nor guaranteed by the U.S. Government and there can be no assurance that it will be able to maintain a stable net asset value of $1 per share.

     Global Utilities: A portfolio that primarily invests in U.S. and foreign securities of utility companies is subject to the risk that the price of a security held by the portfolio will fall due to changing market, economic or political conditions. Further, these securities are especially affected by changes in interest rates, as well as by general competitive and market forces in the industry. In addition, utility companies are affected by changes in government regulation. Foreign investments may be subject to volatility from political or economic factors or from changing currency values.

     Capital Appreciation: A portfolio that invests in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political, or market conditions or disappointing earnings results.

     Equity Income: A portfolio that primarily invests in equity securities is subject to the risk that the price of a security held by the portfolio will fall due to changing economic, political or market conditions or disappointing earnings results.

==============================================================================
                                   APPENDIX B
==============================================================================

                             MARKET VALUE ADJUSTMENT

     We will apply a Market Value Adjustment to amounts surrendered, withdrawn, transferred or applied to an income plan when taken from a Fixed Sub-Account more than 30 days before its Expiration Date. We apply a Market Value Adjustment separately to each Fixed Sub-Account.

     For a surrender, withdrawal, transfer or amount applied to an income plan, we will calculate the Market Value Adjustment by applying the factor below to the total amount that must be surrendered, withdrawn, transferred or applied to an income plan in order to provide the amount requested.

                         [(1+I)/(1+J+.0025)](N/365) - 1
Where:

       - I is the Index Rate for a maturity equal to the Fixed Sub-Account's Guarantee Period at the time that we established the Sub-Account;

       - J is the Index Rate for a maturity equal to the time remaining (rounded up to the next full year) in the Fixed Sub-Account's Guarantee Period, at the time of surrender, withdrawal, transfer, or application to an income plan; and

       - N is the remaining number of days in the Guarantee Period at the time of calculation.

We will apply Market Value Adjustments as follows:

     If the Market Value Adjustment is negative, we first deduct it from any remaining value in the Fixed Sub-Account. We then deduct any remaining negative Market Value Adjustment from the amount you surrender, withdraw, transfer, or apply to an income plan.

     If the Market Value Adjustment is positive, we add it to any remaining value in the Fixed Sub-Account or the amount you surrender. If you withdraw, transfer or apply to an income plan the full amount of the Fixed Sub-Account, we add the Market Value Adjustment to the amount you withdraw, transfer, or apply to an income plan.

                                  MVA EXAMPLES

     Example #1: Surrender -- Example of a Negative Market Value Adjustment Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of the surrender, and no prior transfers or withdrawals affecting this Fixed Sub- Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075(3))

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $124,230 x {[(1.07)/(1.0825)] (2555/365) -1) =
      - $9,700

Therefore, the amount paid on full surrender is $114,530 ($124,230 - $9,700).

Example #2: Surrender  --  Example of a Positive Market Value Adjustment

     Assume you invest $100,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a surrender three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the surrender, and no prior transfers or withdrawals affecting this Fixed Sub-Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of surrender is $124,230 ($100,000 x 1.075(3))

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $124,230 x {[(1.07)/(1.0625)](2555/365) -1) =
      + $6,270

Therefore, the amount paid on full surrender is $130,500 ($124,230 + $6,270).

Example #3: Withdrawal  --  Example of a Negative Market Value Adjustment

     Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 8.0% at the time of withdrawal, and no prior transfers or withdrawals affecting this Fixed Sub-Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075(3)).

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $100,000 x {[(1.07)/(1.0825)](2555/365) -1) =
      - $7,808

     Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and by the Market Value Adjustment ($7,808), for a total reduction in the Fixed Sub-Account of $107,808.

Example #4: Withdrawal  -  Example of a Positive Market Value Adjustment

     Assume you invest $200,000 in a Fixed Sub-Account with a Guarantee Period of ten years, with a Guaranteed Interest Rate of 7.5% and an initial Index Rate ("I") of 7.0% based on the U.S. Treasury Constant Maturity Series at the time we established the Sub-Account. You request a withdrawal of $100,000 three years into the Guarantee Period, the Index Rate based on the U.S. Treasury Constant Maturity Series for a seven-year Guarantee Period ("J") is 6.0% at the time of the withdrawal, and no prior transfers or withdrawals affecting this Fixed Sub-Account have been made.

CALCULATE THE MARKET VALUE ADJUSTMENT

1. The Account Value of the Fixed Sub-Account on the date of withdrawal is $248,459 ($200,000 x 1.075(3))

2.    N = 2,555 (365 x 7)

3.    Market Value Adjustment = $100,000 x {[(1.07)/(1.0625)](2555/365) - 1) =
      + $5,047

     Therefore, the amount of the withdrawal paid is $100,000, as requested. The Fixed Sub-Account will be reduced by the amount of the withdrawal paid ($100,000) and increased by the amount of the Market Value Adjustment ($5,047), for a total reduction of $94,953.

==============================================================================
                                   APPENDIX C
==============================================================================

                          DOLLAR-COST AVERAGING PROGRAM

     Below is an example of how the Dollar-Cost Averaging Program works. The example is hypothetical and is for illustrative purposes only.

     Assume that the Dollar-Cost Averaging Program has been elected and that $24,000 is invested in a DCA Fixed Sub-Account with a Guarantee Period of two years and an annual Guaranteed Interest Rate of 6.0%.

                   (1)              (2)              (3)              (4)              (5)
              Beginning
Beginning     of Month         Dollar Cost      Amount Dollar   Interest Credited    End of Month
of Month      Account Value   Monthly Factor    Cost Averaged       For Month       Account Value
---------     -------------   --------------    -------------   -----------------   -------------

 1               24,000             --               --               117                24,117
 2               24,117           1 / 24            1,005             112                23,224
 3               23,224           1 / 23            1,010             108                22,323
 4               22,323           1 / 22            1,015             104                21,412
 5               21,412           1 / 21            1,020              99                20,492
 6               20,492           1 / 20            1,025              95                19,562
 7               19,562           1 / 19            1,030              90                18,622
 8               18,622           1 / 18            1,035              86                17,673
 9               17,673           1 / 17            1,040              81                16,715
10               16,175           1 / 16            1,045              76                15,746
11               15,746           1 / 15            1,050              72                14,768
12               14,768           1 / 14            1,055              67                13,780
13               13,780           1 / 13            1,060              62                12,782
14               12,782           1 / 12            1,065              57                11,774
15               11,774           1 / 11            1,070              52                10,756
16               10,756           1 / 10            1,076              47                 9,727
17                9,727            1 / 9            1,081              42                 8,688
18                8,688            1 / 8            1,086              37                 7,639
19                7,639            1 / 7            1,091              32                 6,580
20                6,580            1 / 6            1,097              27                 5,510
21                5,510            1 / 5            1,102              21                 4,429
22                4,429            1 / 4            1,107              16                 3,338
23                3,338            1 / 3            1,113              11                 2,236
24                2,236            1 / 2            1,118               5                 1,124
25                1,124            1 / 1            1,124              --                   --


                                      NOTE:
                   Column (3) = Column (1) x Column (2) Column (5) = Column (1)
                   - Column (3) + Column (4)

==============================================================================
                                   APPENDIX D
==============================================================================

                       GUARANTEED MINIMUM INCOME BENEFITS

     Below are examples of how the GMIBs will work. The examples are purely hypothetical and are for illustrative purposes only. The examples assume the following:

          -   you are a male whose age last birthday is 55;

          -   you purchase a Contract with the GMIB rider;

          - you do not make any additional purchase payments nor any withdrawals;

          - you elect to receive income from the Contract 10 years later, at attained age 65; and

          - you elect a Life Annuity with 10 Year Certain, which is an eligible income plan under the GMIB rider.

          - your total purchase payments are $150,000, your Account Value is $200,000, your Highest Anniversary Value ("HAV") is $250,000 and your Roll-Up Benefit Value is $300,000.

Calculate the GMIB:

       1. Your guaranteed Monthly Income Payment rate per $1,000 (as shown in your Contract Schedule) is $5.42.

       2. Apply your HAV of $250,000 (because it is higher than total purchase payments and Account Value).

       3. The GMIB = $1,355 [$5.42 x $250,000 / $1,000].

     Therefore, under this income plan, we guarantee that your monthly income payment will not be less than $1,355.00.

     Different guaranteed minimum Monthly Income Payment rates per $1,000 will apply for females, for males who begin income payments at ages other than the age shown above, or for income payments under different income plans. In these cases, the GMIB will be different.

Calculate the Enhanced GMIB:

     1. Your guaranteed Monthly Income Payment rate per $1,000 (as shown in your Contract Schedule) is $5.42.

     2. Apply your HAV of $250,000 (because it is higher than total purchase payments and Account Value).

     3.   The GMIB = $1,355 [$5.42 x $250,000 / $1,000].

==============================================================================
                                   APPENDIX E
==============================================================================

                       EARNINGS ENHANCEMENT DEATH BENEFIT

     Below are examples of how the Earnings Enhancement Death Benefit will work. The examples are purely hypothetical and are for illustrative purposes only. All examples assume the following:

          -   The Owner's age last birthday is 55;

          -   The Owner purchases a Contract with the Earnings
              Enhancement Death Benefit rider;

          -   The Owner makes an initial purchase payment of $150,000; and

          - The Owner does not make any additional purchase payments nor any withdrawals.

Example 1.

     Assume the Account Value is $200,000, the Highest Anniversary Value ("HAV") is $175,000 and the Owner dies of natural causes.

Calculate the basic Death Benefit:

          1. The Account Value determined as of the Business Day we receive proof of the Owner's death is $200,000.

          2. The sum of all purchase payments made is $150,000.

          3. The HAV is $175,000.

          4. The basic Death Benefit is $200,000 [the greatest of (1), (2) and
              (3)].

Calculate the Earnings Enhancement Death Benefit:

          5. The Benefit Rate for an issue age of 55 is 40.0%.

          6. The Net Purchase Amount is $150,000.

          7. The Maximum Benefit Amount is $150,000 (($150,000 x 2.5) x .40).

          8. The Earnings Enhancement Death Benefit is $20,000 ([.40 x [$200,000 - $150,000] = $20,000, but not in excess of $150,000).

     We will pay the Owner's Beneficiary the basic Death Benefit of $200,000 and the Earnings Enhancement Death Benefit of $20,000, for a total payment of $220,000.

Example 2.

     Assume the Account Value is $500,000, the HAV is $300,000 and the Owner dies of natural causes.

Calculate the basic Death Benefit:

          1. The Account Value determined as of the Business Day we receive proof of the Owner's death is $600,000.

          2. The sum of all purchase payments made is $150,000.

          3. The HAV is $300,000.

          4. The basic Death Benefit is $600,000 [the greatest of (1), (2) and
             (3)].

Calculate the Earnings Enhancement Death Benefit:

          5. The Benefit Rate for an issue age of 55 is 40.0%.

          6. The Net Purchase Amount is $150,000.

          7. The Maximum Benefit Amount is $150,000 (($150,000 x 2.5) x .40).

          8. The Earnings Enhancement Death Benefit is $150,000 ([.40 x [$600,000 - $150,000] = $180,000, but not in excess of $150,000).

     We will pay the Owner's Beneficiary the basic Death Benefit of $600,000 and the Earnings Enhancement Death Benefit of $150,000, for a total payment of $750,000.

Example 3.

     Assume the Account Value is $100,000, the HAV is $175,000 and the Owner dies of natural causes.

Calculate the basic Death Benefit:

          1. The Account Value determined as of the Business Day we receive proof of the Owner's death is $100,000.

          2. The sum of all purchase payments made is $150,000.

          3. The HAV is $175,000.

          4. The basic Death Benefit is $175,000 [the greatest of (1), (2) and
              (3)].

Calculate the Earnings Enhancement Death Benefit:

          5. The Benefit Rate for an issue age of 55 is 40.0%.

          6. The Net Purchase Amount is $150,000.

          7. The Maximum Benefit Amount is $150,000 (($150,000 x 2.5) x .40).

          8. The Earnings Enhancement Death Benefit is $0 ([.40 x [$100,000 - $150,000] = $0, but not in excess of $150,000).

     We will pay the Owner's Beneficiary the basic Death Benefit of $175,000 and the Earnings Enhancement Death Benefit of $0, for a total payment of $175,000.


     To obtain a Statement of Additional Information for this Prospectus, please complete the form below and mail to:

Sage Life Assurance of America, Inc.
Customer Service Center
P.O. Box 290680
Wethersfield, CT 06129-0680

Please send a Statement of Additional Information to me at the following address:


--------------------------------------------------------
Name


--------------------------------------------------------
Address

--------------------------------------------------------
City/State                                     Zip Code


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                           DATED            , 2001


      FLEXIBLE PAYMENT DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY
                                    CONTRACTS

                                  issued by:

       THE SAGE VARIABLE ANNUITY ACCOUNT A AND SAGE LIFE ASSURANCE OF
                                 AMERICA, INC.

                                                Customer Service Center:
                                                P.O. Box 290680
                                                Wethersfield, CT  06129-0680
                                                Telephone: (877) 835-7243
                                                           (Toll Free)

     This Statement of Additional Information expands upon subjects we discussed in the current Prospectus for the Flexible Payment Deferred Combination Fixed and Variable Annuity Contracts (the "Contracts" offered by Sage Life Assurance of America, Inc. ("we," "us," "our," "Sage Life," or the "Company"). You may obtain a copy of the Prospectus dated ________, 2001 by calling 1-877-835-7243 (Toll Free) or by writing to our Customer Service Center at the above address. You may also obtain a copy of the Prospectus by accessing the Securities and Exchange Commission's website at http://www.sec.gov. The terms we used in the current Prospectus for the Contracts are incorporated into and made a part of this Statement of Additional Information.


        THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND
           SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR
               THE CONTRACTS AND THE PROSPECTUSES FOR THE TRUSTS.




                       Statement of Additional Information

                                Table of Contents

                                                                            Page
                                                                         ----
Assignment..................................................................

Change of Owner, Beneficiary, or Annuitant..................................

Misstatement and Proof of Age, Sex or Survival..............................

Incontestability............................................................

Participation...............................................................

Beneficiary Designation.....................................................

Tax Status of the Contracts.................................................
   Diversification Requirements.............................................
   Owner Control............................................................
   Required Distributions from Non-Qualified Contracts......................
   Partial 1035 Exchanges...................................................
   Contracts Owned by Other Than Natural Persons............................
   Gifting a Contract.......................................................
   Withdrawals - Investment Adviser Fees....................................
   Taxation of Death Benefit Proceeds .....................................
Qualified Contracts
   Qualified Plans..........................................................
   Taxation of Withdrawals..................................................
   Individual Retirement Annuities (IRAs)...................................
   SIMPLE IRAs..............................................................
   Roth IRAs................................................................
   Pension and Profit-Sharing Plans.........................................
   Tax Treatment of Withdrawals - Qualified Contracts.......................
   Required Distributions...................................................

Calculation of Historical Performance Data..................................
   Money Market Sub-Account Yields..........................................
   Other Variable Sub-Account Yields........................................
   Average Annual Total Returns.............................................
   Other Total Returns......................................................
   Use of Indexes...........................................................
   Other Information........................................................

Income Payment Provisions...................................................
   Amount of Fixed Income Payments..........................................
   Amount of Variable Income Payments.......................................
   Income Units.............................................................
   Income Unit Value........................................................
   Exchange of Income Units.................................................

Safekeeping of Account Assets...............................................

Legal Matters...............................................................

Other Information...........................................................

Financial Statements........................................................

ASSIGNMENT

     You may assign your Contract at any time before the Income Date. No assignment will be binding on us unless we receive Satisfactory Notice. We will not be liable for any payments made or actions we take before we accept the assignment. An absolute assignment will revoke the interest of any revocable Beneficiary. We are not responsible for the validity of any assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

CHANGE OF OWNER, BENEFICIARY, OR ANNUITANT

     During your lifetime and while your Contract is in force, you can transfer ownership of your Contract, change the Beneficiary, or change the Annuitant. However, you cannot change the Annuitant (a) if there is no Owner who is not a natural person, or (b) after the Income Date. To make any of these changes, you must send us Satisfactory Notice. If accepted, any change in Owner, Beneficiary, or Annuitant will take effect on the date you signed the notice. Any of these changes will not affect any payment made or action we took before our acceptance. A CHANGE IN OWNER MAY BE A TAXABLE EVENT AND MAY ALSO AFFECT THE AMOUNT OF DEATH BENEFIT PAYABLE UNDER YOUR CONTRACT.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

     We may require proof of age, sex, or survival of any person upon whose age, sex, or survival any payments depend. If the age or sex of the Annuitant has been misstated, or if the age of the Owner has been misstated, the benefits will be those that the Account Value applied would have provided for the correct age and sex. If we have made incorrect income payments, we will pay the amount of any underpayments. We will deduct the amount of any overpayment from future income payments.

INCONTESTABILITY

     Your Contract is incontestable from its Contract Date.

PARTICIPATION

     The Contracts do not participate in our surplus or profits, and we do not pay dividends on the Contracts.

BENEFICIARY DESIGNATION

     This is as shown in the application or Confirmation Form. It includes the name of the Beneficiary and the order and method of payment. If you name "estate" as a Beneficiary, it means the executors or administrators of your estate. If you name "children" of a person as a Beneficiary, only children born to or legally adopted by that person as of an Owner's date of death will be included.

     We may rely on an affidavit as to the ages, names, and other facts about all Beneficiaries. We will incur no liability if we act on such affidavit.

TAX STATUS OF THE CONTRACTS

General

     NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     Diversification Requirements. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

     Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

     Required Distributions from Non-Qualified Contracts. In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the
Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that
(a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. If the Contract is owned by a non- natural person, the death of the Annuitant will be treated as death of the Owner.

     The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Partial 1035 Exchanges

     Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area, you should consult your own tax adviser prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other Than Natural Persons

     Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Gifting a Contract

     If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to a divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Withdrawals - Investment Adviser Fees

     The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser's fees will be considered taxable distributions from the Contract.

Taxation of Death Benefit Proceeds

     Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments. Estate taxes may also apply.

     Certain optional death benefits (see "Optional Rider Death Benefits" in the Prospectus) may be purchased under your Contract. The IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the Contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% tax penalty if the Owner is under age 59 1/2.

     The death benefits offered under your Qualified Contract may be considered by the Internal Revenue Service as "incidental death benefits." The tax code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if your death benefits are considered to exceed such limits, the provision of such benefits could result in currently taxable income to the owners of the Qualified Contracts.

     Furthermore, federal tax law provides that the assets of an IRA (including Roth and SIMPLE IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or Account Value. The Contract offers optional rider death benefits which may exceed the greater of purchase payments or Account Value. The IRS is currently examining whether these death benefits are appropriate for use with an IRA (including Roth and SIMPLE IRAs). IF THESE DEATH BENEFITS ARE DETERMINED BY THE IRS AS PROVIDING LIFE INSURANCE, THE CONTRACT MAY NOT QUALIFY AS AN IRA (INCLUDING ROTH AND SIMPLE IRAs) WHICH MAY RESULT IN THE IMMEDIATE TAXATION OF AMOUNTS HELD IN THE CONTRACT AND THE IMPOSITION OF PENALTY TAXES. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Qualified Contracts

Qualified Plans

     The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. A qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

     Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

     Taxation of Withdrawals. When you take a withdrawal from a Qualified Contract, a pro-rata portion of the amount you receive is taxable. This portion is based on the ratio of your investment in the contract (such as non-deductible purchase payments or other consideration paid for the Contract) to your total accrued benefit balance under the retirement plan. As a result, the investment in the contract for a Qualified Contract can be zero. Special tax rules apply to distributions from a Roth IRA.

     Individual Retirement Annuities (IRAs). Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax- deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     SIMPLE IRAs. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

     Roth IRAs. Roth IRAs are described in Code section 408A. They permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Pension and Profit-Sharing Plans

     Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals - Qualified Contracts

     In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), and 408 and 408A (Individual Retirement Annuities, including SIMPLE IRAs and Roth IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m) (7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the
Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

        With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Required Distributions

     Generally, distributions from a qualified plan must commence no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.

     The Internal Revenue Service has issued new proposed regulations regarding required minimum distributions from qualified plans. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required minimum distributions for 2001 by owners of IRAs. You should consult with your qualified plan sponsor and tax adviser to determine if these new rules are available for your benefit.

CALCULATION OF HISTORICAL PERFORMANCE DATA

MONEY MARKET SUB-ACCOUNT YIELDS

     From time to time, advertisements and sales literature may quote the current annualized yield of the Variable Sub-Account investing in the Money Market Fund (the "Money Market Sub-Account") of the Sage Life Investment Trust for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Fund.

     We compute the current annualized yield by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit of the Money Market Sub-Account at the beginning of the period, dividing such net change in Account Value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in Account Value reflects (1) net income from the Money Market Fund attributable to the hypothetical account; and (2) charges and deductions imposed under a Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the Asset-Based Charges. We calculate current yield according to the following formula:

Current Yield = ((NCS - ES)/UV) (365/7)

Where:

NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses attributable to the hypothetical account for the seven-day period.

UV = the unit value for the first day of the seven-day period.

Effective Yield = (1+((NCS - ES)/UV))(365/7)-1

Where:

NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities, unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses attributable to the hypothetical account for the seven-day period.

UV = the unit value for the first day of the seven-day period.


     Because of the charges and deductions imposed under the Contracts, the yield for the Money Market Sub-Account is lower than the yield for the Money Market Fund.

     The current and effective yields on amounts held in the Money Market Sub-Account normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund and the Money Market Fund's operating expenses. Yields on amounts held in the Money Market Sub-Account may also be presented for periods other than a seven-day period.

OTHER VARIABLE SUB-ACCOUNT YIELDS

     We compute the yield by: 1) dividing the net investment income of the Fund attributable to the Variable Sub-Account units less expenses allocated to a Variable Sub-Account for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period; and then 3) compounding that yield for a six-month period; and then 4) multiplying that result by two (2). Expenses allocated to a Variable Sub-Account include the Asset-Based Charges. We calculate the 30-day or one-month yield according to the following formula:

      Yield =      2 x ((((NI - ES)/(U x UV)) + 1)(6)-1)

      Where:

      NI = net income of the portfolio for the 30-day or one-month period attributable to the Variable Sub-Account's units.

      ES = expenses of the Variable Sub-Account for the 30-day or one-month period.

      U   =        the average number of units outstanding.

      UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

     Because of the charges and deductions imposed under the Contracts, the yield for the Variable Sub-Account is lower than the yield for the corresponding Fund.

     The yield on amounts invested in the Variable Sub-Accounts normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Variable Sub-Account's actual yield is affected by the types and quality of securities held by the corresponding Fund and that Fund's operating expenses.

AVERAGE ANNUAL TOTAL RETURNS

     From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Variable Sub-Accounts for various periods of time.

     When a Variable Sub-Account or Fund has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Otherwise, average annual total return will be shown from inception of the Variable Sub-Account. Average annual total returns for other periods of time may, from time to time, also be disclosed.

     Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the Surrender Value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

     We calculate standard average annual total returns using Variable Sub-Account unit values which we calculate on each Business Day based on the performance of the Variable Sub-Account's underlying Fund. The calculation assumes that annual Asset-Based Charges of 1.55% are deducted daily from the Variable Sub-Account. The calculation also assumes surrender of Account Value at the end of the period for the return quotation. We will include standard average annual total return with the optional benefit charges and without the optional benefit charges. We calculate the total return according to the following formula:

                             n
                     P(1 + T) = ERV

Where:

     P = a hypothetical initial payment of $1000 T = average annual total return n = number of years
   ERV = ending redeemable value of a hypothetical $1000 payment made at the beginning of the 1, 5 or 10 year periods at the end of the 1, 5 or 10 year periods (or fractional portion thereof);

     We show standard average annual total return for the periods ended June 30, 2001 in the chart below. The total return figures reflect the deduction of all the charges discussed above including fund management and operating expenses (including 12b-1 fees where applicable), and reflects surrender charges because we assume that you make a complete surrender at the end of the time period. The returns below present a comparison of the least and most expensive combination of optional riders. The least expensive assumes the contract owner elects no riders. The most expensive includes the costs for Accidental Death Benefit, Enhanced Guaranteed Minimum Death Benefit, Earnings Enhancement Death Benefit, and Enhanced Guaranteed Minimum Income Benefit. (These charges, deducted monthly, apply only when elected by the contract owner.)




                                  Sub-Account       No Riders Elected           Most Expensive Riders Elected
                                 Inception Date   1 year    Since Inception       1 year    Since Inception
Portfolio                        --------------   ------    ---------------       ------    ---------------
---------


AIM VARIABLE INSURANCE FUNDS (Series II Shares):
AIM V.I. Government Securities
   Fund (1)                      3/30/99         6.76%        3.16%                 5.85%        2.29%
AIM V.I. Growth and Income
   Fund (1)                    11/12/99        -28.64%      -12.96%               -29.24%      -13.70%
AIM V.I. International Equity
   Fund (1)                      3/24/99       -30.61%       -1.44%               -31.20%       -2.28%
AIM V.I. Value Fund (1)          3/24/99       -20.97%       -2.47%               -21.64%       -3.30%
THE ALGER AMERICAN FUND:
Alger American Mid Cap Growth
   Portfolio                     3/30/99        -9.52%       11.81%               -10.29%       10.86%
Alger American Income and Growth
   Portfolio                     3/24/99       -16.82%        8.15%               -17.53%        7.23%
Alger American Small
   Capitalization Portfolio     11/12/99       -43.42%      -21.90%               -43.90%      -22.56%
INVESCO VARIABLE INVESTMENT FUNDS, INC.:
INVESCO VIF - Blue Chip Growth
   Fund                           5/1/01            NA      -11.99%                    NA      -12.11%
INVESCO VIF - Financial
   Services Fund                  5/1/01            NA        2.93%                    NA        2.79%
INVESCO VIF - Health Sciences
   Fund                           5/1/01            NA        2.95%                    NA        2.80%
INVESCO VIF - Technology Fund     5/1/01            NA      -10.98%                    NA      -11.11%
MFS(R) VARIABLE INSURANCE TRUST(SM):
MFS Investors Trust Series       3/30/99       -12.28%       -4.27%               -13.03%       -5.08%
MFS High Income Series           3/30/99        -6.78%       -3.15%                -7.57%       -3.98%
MFS Research Series             11/12/99       -23.29%       -7.17%               -23.94%       -7.96%
MFS Total Return Series         11/12/99        11.51%        7.04%                10.56%        6.13%
MFS Capital Opportunities
   Series                       11/12/99       -22.67%       -3.79%               -23.33%       -4.61%
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
Global Value Equity Portfolio    3/24/99         3.06%        5.85%                 2.19%        4.95%
Mid Cap Value Portfolio          3/30/99         3.74%       14.47%                 2.86%       13.50%
Value Portfolio                 11/12/99        33.44%       15.68%                32.31%       14.69%
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
Oppenheimer Bond Fund/VA         3/30/99         7.98%        2.82%                 7.06%        1.94%
Oppenheimer Capital Appreciation
   Fund/VA                       3/24/99       -14.61%       10.85%               -15.34%        9.91%
Oppenheimer Main Street Small
   Cap Fund/VA                   3/30/99       -15.32%        9.98%               -16.04%        9.05%
SAGE LIFE INVESTMENT TRUST:
S&P 500 Equity Index Fund        2/19/99       -16.01%       -1.60%               -16.72%       -2.43%
Nasdaq-100 Index(R) Fund         9/15/00            NA      -50.60%                    NA      -50.93%
All-Cap Growth Fund              9/15/00            NA      -27.69%                    NA      -28.18%

(1) The Series II Shares were first offered on July 16, 2001. The performance shown is the performance of the Series I Shares adjusted to reflect the .25% 12b-1 fee of the Series II Shares.

     We may also show non-standard average annual total returns. These returns may be calculated the same way as standard average total returns, except that the annual administrative charge, the surrender charge and the optional rider charges are not included in the calculations, or they may just show underlying fund fees and expenses. The following chart shows the non-standard average annual compounded total returns for the periods ending June 30, 2001. The performance assumes the Sage Variable Annuity was available as of the inception date of the underlying Funds for the periods indicated. The performance assumes the deduction of the Asset-Based Charges, and fund management and operating expenses (including 12b-1 fees where applicable), but does not include the annual administrative charge, surrender charge or optional rider charges.



                                                Portfolio                                               10 Years or
Portfolio                                    Inception Date    1 year      3 years       5 years        Since Inception
-------------                                ---------------   -------     --------      --------       ----------------

AIM VARIABLE INSURANCE FUNDS (Series II Shares):
AIM V.I. Government Securities
   Fund (1)                                        5/5/93        6.76%        2.99%        4.22%        3.41%
AIM V.I. Growth and Income Fund (1)                5/2/94      -28.64%        1.40%        9.65%       11.86%
AIM V.I. International Equity Fund (1)             5/5/93      -30.61%       -3.48%        3.19%        6.82%
AIM V.I. Value Fund (1)                            5/5/93      -20.97%        3.34%       11.16%       13.24%
THE ALGER AMERICAN FUNDS:
Alger American Mid Cap Growth
   Portfolio                                      4/30/93       -9.52%       12.73%       14.71%       18.64%
Alger American Income & Growth
   Portfolio                                     11/15/88      -16.82%       10.63%       19.15%       14.74%
Alger American Small
   Capitalization Portfolio                       9/20/88      -43.42%       -7.10%       -1.06%        7.33%
INVESCO VARIABLE INVESTMENT FUNDS, INC.:
INVESCO VIF - Blue Chip Growth Fund               8/25/97      -52.67%       -7.94%           NA       -0.79%
INVESCO VIF - Financial Services Fund             9/21/99       17.93%           NA           NA       15.47%
INVESCO VIF - Health Sciences Fund                5/22/97       -5.06%        9.90%           NA       15.04%
INVESCO VIF - Technology Fund                     5/21/97      -55.76%       10.63%           NA       15.69%
MFS(R) VARIABLE INSURANCE TRUST(SM):
MFS Investors Trust Series                        10/9/95      -12.28%       -1.33%        9.45%       11.24%
MFS High Income Series                            7/26/95       -6.78%       -2.76%        2.86%        3.54%
MFS Research Series                               7/26/95      -23.29%        0.59%        8.99%       11.23%
MFS Total Return Series                            1/3/95       11.51%        5.72%       10.41%       12.50%
MFS Capital Opportunities Series                  8/14/96      -22.67%        8.42%           NA       15.53%
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
Global Value Equity Portfolio                   1/2/97        3.06%        2.94%           NA        8.38%
Mid Cap Value Portfolio                         1/2/97        3.74%       10.80%           NA       17.24%
Value Portfolio                                 1/2/97       33.44%        4.34%           NA        8.07%
OPPENHEIMER VARIABLE ACCOUNT FUNDS:
Oppenheimer Bond Fund/VA                           4/3/85        7.98%        2.58%        4.55%        5.71%
Oppenheimer Capital Appreciation
   Fund/VA                                         4/3/85      -14.61%       10.76%       17.03%       16.36%
Oppenheimer Main Street Small
   Cap Fund/VA                                     5/1/98      -15.32%        4.19%           NA        2.42%
SAGE LIFE INVESTMENT TRUST:
S&P 500 Equity Index Fund                         2/19/99      -16.01%           NA           NA       -1.60%
Nasdaq-100 Index(R) Fund                          9/15/00           NA           NA           NA      -50.60%
All-Cap Growth Fund                               9/15/00           NA           NA           NA      -27.69%


(1) The Series II Shares were first offered on July 16, 2001. The performance shown is the performance of the Series I Shares adjusted to reflect the .25% 12b-1 fee of the Series II Shares.

OTHER TOTAL RETURNS

        We may disclose cumulative total returns in conjunction with the standard formats described above. We will calculate the cumulative total returns using the following formula:

      CTR = (ESV/P) - 1

      Where:

      CTR = The cumulative total return for the period.

      ESV = The ending Surrender Value of the hypothetical investment at the end of the period net of recurring charges.

        P = A hypothetical single payment of $1,000.

USE OF INDEXES

     From time to time, we may present the performance of certain historical indexes in advertisements or sales literature. We may compare the performance of these indexes to the performance of certain Variable Sub-Accounts or Funds, or we may present without such a comparison.

OTHER INFORMATION

     The following is a partial list of those publications which we may note in the Funds' sales literature and/or shareholder materials which contain articles describing investment results or other data relative to one or more of the Variable Sub-Accounts. We also may cite other publications.

Broker World                                           Financial World
Across the Board                                       Advertising Age
American Banker                                        Barron's
Best's Review                                          Business Insurance
Business Month                                         Business Week
Changing Times                                         Consumer Reports
The Economist                                          Financial Planning
Forbes                                                 Fortune
Inc.                                                   Institutional Investor
Insurance Forum                                        Insurance Sales
Insurance Week                                         Journal of Accountancy
Journal of Financial Service Professionals             Journal of Commerce
Life Insurance Selling                                 Life Association News
MarketFacts                                            Manager's Magazine
National Underwriter                                   Money
Morningstar, Inc.                                      Nation's Business
New Choices (formerly 50 Plus)                         The New York Times
Pension World                                          Pensions & Investments
Rough Notes                                            Round the Table
U.S. Banker                                            VARDs
The Wall Street Journal                                Working Woman

INCOME PAYMENT PROVISIONS

     AMOUNT OF FIXED INCOME PAYMENTS. On the Income Date, the amount you have chosen to apply to provide fixed income payments will be applied under the income plan you have chosen. The monthly income payment factor in effect on the Income Date times that amount and then divided by $1,000 will be the dollar amount of each monthly payment. Each of these payments are guaranteed and remain level throughout the period you selected.

     The monthly income payment factor used to determine the amount of the fixed income payments will not be less than the guaranteed minimum monthly income payment factor shown in your Contract.

     AMOUNT OF VARIABLE INCOME PAYMENTS. These payments will vary in amount. The dollar amount of each payment attributable to each Variable Sub-Account is the number of Income Units for each Variable Sub-Account times the Income Unit value of that Sub-Account. The sum of the dollar amounts for each Variable Sub-Account is the amount of the total variable income payment. We will determine the Income Unit values for each payment no earlier than five Business Days preceding the due date of the variable income payment (except for Income Payment Option 4, which we determine on the due date). We guarantee the payment will not vary due to changes in mortality or expenses.

     INCOME UNITS. On the Income Date, the number of Income Units for an applicable Variable Sub-Account is determined by multiplying (1) by (2), dividing the result by (3), and then dividing that result by (4) where:

       (1)    is the amount you have chosen to allocate to that Variable
              Sub-Account;

       (2)    is the monthly income payment factor for the income plan chosen;

       (3)    is $1,000; and

       (4) is the Income Unit value for the Variable Sub-Account for the Valuation Period ending on that date.

     INCOME UNIT VALUE. We calculate the value of an Income Unit at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. The Income Unit value for a Variable Sub-Account's first Business Day was set at $10. After that, we determine the Income Unit value for every Business Day by multiplying
(a) by (b), and then dividing by (c) where:

       (a) is the Income Unit value for the immediately preceding Valuation Period;

       (b) is the "net investment factor" (as described in the prospectus) for the Variable Sub-Account for the Valuation Period for which the value is being determined; and

       (c) is the daily equivalent of the assumed investment rate that you have selected and that is shown in your Contract for the number of days in the Valuation Period.

                ILLUSTRATION OF CALCULATION OF INCOME UNIT VALUE

1. Net Investment Factor .........................................1.00022253

2. Income Unit value for the immediately preceding Valuation
   Period........................................................10.00000000

3. Daily equivalent of the assumed investment rate for the
   number of days in the Valuation Period (assuming you select
   3%)=(1.03(1/365).).............................................1.00008099

4. Income Unit value for current Valuation Period
   [(1) x (2)]/(3)...............................................10.00141533

                    ILLUSTRATION OF VARIABLE INCOME PAYMENTS

1. Number of Accumulation Units.......................................1,000

2. Accumulation Unit value.......................................10.0026116

3. Account Value (1) x (2)........................................10,002.61

4. Minimum monthly income payment factor per $1,000 applied...........10.50

5. First monthly variable income payment [(3) x (4)]/$1,000..........105.03

6. Income Unit value............................................10.00141533

7. Number of Income Units (5)/(6)..................................10.50151

8. Assume Income Unit value at the end of the second month is.........10.05

9. Second monthly variable income payment (7) x (8)..................105.54

10. Assume Income Unit value at the end of the third month is.........10.10

11. Third monthly variable income payment (7) x (10).................106.07

EXCHANGE OF INCOME UNITS.

     After the Income Date, if there is an exchange of value of a designated number of Income Units of particular Variable Sub-Accounts into other Income Units, the value will be such that the dollar amount of the income payment made on the date of exchange will be unaffected by the exchange.

SAFEKEEPING OF ACCOUNT ASSETS

     We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our General Account assets and from the assets in any other separate account.

     We maintain records of all purchases and redemptions of Fund shares held by each of the Variable Sub-Accounts.

LEGAL MATTERS

     All matters relating to Delaware law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by James F. Bronsdon, the Company's Vice
President, Legal and Compliance. Blazzard, Grodd & Hasenauer, P.C., Westport, CT, has provided advice on certain matters relating to the federal securities laws.

OTHER INFORMATION

     A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

     The financial statements for the Variable Account are provided below. Financial statements of the Company are presented in the Prospectus.

                      Sage Life Assurance of America, Inc.

                       The Sage Variable Annuity Account A

                              Financial Statements
                     For the six months ended June 30, 2001
                                   (Unaudited)




                                    CONTENTS

Statement of Assets and Contract Owners' Equity................................2
Statement of Operations and Changes in Contract Owners' Equity.................3
Notes to Financial Statements.................................................10

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                 Statement of Assets and Contract Owners' Equity
                                   (Unaudited)
                                  June 30, 2001
--------------------------------------------------------------------------------

                     ASSETS
Investments:
Mutual Funds at fair value:

  AIM - Government Securities - 102,665 shares (cost: $1,170,937)           $ 1,170,384
  AIM - Growth & Income - 29,194 shares (cost: $685,103)                        657,448
  AIM - International Equity - 131,536 shares (cost: $2,250,933)              2,265,043
  AIM - Value - 33,925 shares (cost: $890,755)                                  871,186
  Alger - Income & Growth - 48,507 shares (cost: $574,840)                      539,887
  Alger - MidCap Growth - 60,339 shares (cost: $1,397,517)                    1,100,583
  Alger - Small Capitalization - 11,664 shares (cost: $211,893)                 216,131
  Colonial - High Yield Securities - 2,920 shares (cost: $22,636)                21,442
  Colonial - Small Cap Value - 5,729 share (cost: $65,018)                       65,942
  Colonial - Strategic Income - 421 shares (cost: $4,251)                         3,995
  Colonial - US Stock - 5,129 shares (cost: $91,876)                             90,887
  INVESCO - Blue Chip Growth - 12,869 shares (cost: $132,505)                   123,798
  INVESCO - Financial Services - 4,087 shares (cost: $54,240)                    54,168
  INVESCO - Health Sciences - 3,599 shares (cost: $66,991)                       66,377
  INVESCO - Technology - 2,130 shares (cost: $41,372)                            40,986
  Liberty - All-Star Equity - 271 shares (cost: $3,112)                           3,136
  Liberty - Newport Tiger - 4,003 shares (cost: $8,207)                           7,726
  MFS - Capital Opportunities - 18,143 shares (cost: $308,626)                  283,208
  MFS - High Income - 20,116 shares (cost: $191,637)                            184,859
  MFS - Investors Trust - 10,626 shares (cost: $199,372)                        194,248
  MFS - Research - 30,455 shares (cost: $514,289)                               481,954
  MFS - Total Return - 62,688 shares (cost: $1,184,030)                       1,166,000
  Universal Institutional -Global Value Equity - 40,876 shares
      (cost: $529,243)                                                          525,253
  Universal Institutional -MidCap Value - 16,687 shares
      (cost: $250,428)                                                          253,313
  Universal Institutional -Value - 8,741 shares (cost: $119,826)                120,282
  Oppenheimer-Bond - 100,350 shares (cost: $1,098,141)                        1,099,834
  Oppenheimer-Capital Appreciation - 17,263 shares (cost: $723,306)             687,052
  Oppenheimer-Main Street Small Cap - 11,584 shares (cost: $120,822)            126,733
  Sage Life Investment Trust - Eagle AllCap - 26,008 shares
     (cost: $188,692)                                                           190,378
  Sage Life Investment Trust  - Money Market - 3,683,065 shares
     (cost: $3,683,065)                                                       3,683,065
  Sage Life Investment Trust - Nasdaq 100 Index - 43,311 shares
     (cost: $217,084)                                                           220,886
  Sage Life Investment Trust - S&P 500 Index - 92,601 shares
     (cost: $900,719)                                                           886,196
  Stein Roe - Balanced - 1,157 shares (cost: $17,692)                            16,906
  Stein Roe - Global Utilities - 2,308 shares (cost: $36,736)                    28,549
  Stein Roe - Growth - 5,025 shares (cost: $208,856)                            158,634
  T. Rowe Price - Equity Income - 8,636 shares (cost: $170,175)                 169,948
  T. Rowe Price - Mid Cap Growth - 11,002 shares (cost: $195,830)               201,331
  T. Rowe Price - Personal
      Strategy Balanced - 8,552 shares (cost: $128,957)                         127,249
                                                                            -----------
        Total Assets                                                        $18,104,997
                                                                            ===========

--------------------------------------------------------------------------------
           CONTRACT OWNERS' EQUITY

                                                           UNIT
                                              UNITS        VALUE
                                             -------------------
 AIM - Government Securities                 104,776    $  11.17      $  1,170,384
 AIM - Growth & Income                        79,960        8.22           657,448
 AIM - International Equity                  224,273       10.10         2,265,043
 AIM - Value                                  88,645        9.83           871,186
 Alger - Income & Growth                      43,624       12.38           539,887
 Alger - MidCap Growth                        81,829       13.45         1,100,583
 Alger - Small Capitalization                 31,690        6.82           216,131
 Colonial - High Yield Securities              2,309        9.29            21,442
 Colonial - Small Cap Value                    4,189       15.74            65,942
 Colonial - Strategic Income                     393       10.17             3,995
 Colonial - US Stock                           8,374       10.85            90,887
 INVESCO - Blue Chip Growth                   13,678        9.05           123,798
 INVESCO - Financial Services                  5,221       10.38            54,168
 INVESCO - Health Sciences                     6,414       10.35            66,377
 INVESCO - Technology                          4,491        9.13            40,986
 Liberty - All-Star Equity                       292       10.72             3,136
 Liberty - Newport Tiger                         844        9.15             7,726
 MFS - Capital Opportunities                  29,391        9.64           283,208
 MFS - High Income                            19,173        9.64           184,859
 MFS - Investors Trust                        20,712        9.38           194,248
 MFS - Research                               53,297        9.04           481,954
 MFS - Total Return                          102,108       11.42         1,166,000
 Universal Institutional - Global
    Value Equity                              44,751       11.74           525,253
 Universal Institutional - MidCap
    Value                                     17,913       14.14           253,313
 Universal Institutional -Value                9,385       12.82           120,282
 Oppenheimer-Bond                            100,015       11.00         1,099,834
 Oppenheimer-Capital Appreciation             52,237       13.15           687,052
 Oppenheimer-Main Street Small Cap             9,826       12.90           126,733
 Sage Life Investment Trust -
     Eagle AllCap                             25,962        7.33           190,378
 Sage Life Investment Trust -
     Money Market                            327,516       11.25         3,683,065
 Sage Life Investment Trust -
     Nasdaq 100 Index                         43,403        5.09           220,886
 Sage Life Investment Trust -
      S&P 500 Index                           89,076        9.95           886,196
 Stein Roe - Balanced                          1,735        9.74            16,906
 Stein Roe - Global Utilities                  3,122        9.15            28,549
 Stein Roe - Growth                           18,901        8.39           158,634
 T. Rowe Price - Equity Income                14,287       11.90           169,948
 T. Rowe Price - Mid Cap Growth               14,982       13.44           201,331
 T. Rowe Price - Personal
      Strategy Balanced                       12,127       10.49           127,249
                                                                      ------------
       Total contract owner's equity                                  $ 18,104,997
                                                                      ============


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                                            SUB-ACCOUNT
                                    --------------------------------------------------------------------------------------------
                                                                                                                        (1)
                                        AIM              AIM           AIM                              ALGER          ALGER
                                     GOVERNMENT        GROWTH &    INTERNATIONAL        AIM            INCOME &        MIDCAP
                                     SECURITIES         INCOME        EQUITY           VALUE           GROWTH          GROWTH
                                    --------------------------------------------------------------------------------------------
Income:
  Dividends                         $      --       $      --       $      --       $      --       $    19,379     $   321,485
Expenses:
  Contract charges and fees              (2,456)         (1,970)         (3,850)         (3,421)         (1,588)         (3,684)
                                    --------------------------------------------------------------------------------------------
Net investment income (loss)             (2,456)         (1,970)         (3,850)         (3,421)         17,791         317,801

Net realized gain (loss)                  1,835         (27,689)         50,204         (41,029)        (13,752)        (45,039)
Unrealized gain (loss)                       95         (18,729)         50,491           7,786         (37,221)       (285,077)
                                    --------------------------------------------------------------------------------------------
Net increase (decrease)
  from operations                          (526)        (48,388)         96,845         (36,664)        (33,182)        (12,315)

Changes from principal
    transactions:
    Purchase payments                   566,449         241,771         620,284         258,855         215,979         344,465
    Transfers between sub-
      accounts and to/from fixed
      account                           522,799         340,728       1,354,502         333,763         259,886         449,015
    Withdrawals                          (1,520)        (11,499)         (6,428)         (7,510)         (9,503)         (7,971)
    Death claims                           --              --              --              --              --              --
                                    --------------------------------------------------------------------------------------------
Net increase (decrease) from
    principal transactions            1,087,728         571,000       1,968,358         585,108         466,362         785,509
                                    --------------------------------------------------------------------------------------------
Total increase (decrease) in
    contract owners' equity           1,087,202         522,612       2,065,203         548,444         433,180         773,194
Contract owners' equity at
    beginning of period                  83,182         134,836         199,840         322,742         106,707         327,389
                                    --------------------------------------------------------------------------------------------
Contract owners' equity at end
   of period                        $ 1,170,384     $   657,448     $ 2,265,043     $   871,186     $   539,887     $ 1,100,583
                                    ============================================================================================


See Notes to Financial Statements.

(1)  Sub-account option was added during 2001.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                                           SUB ACCOUNT
                                       ----------------------------------------------------------------------------------
                                                        COLONIAL                                                    (1)
                                            ALGER         HIGH          COLONIAL     COLONIAL                     INVESCO
                                            SMALL         YIELD        SMALL CAP     STRATEGIC     COLONIAL      BLUE CHIP
                                       CAPITALIZATION   SECURITIES       VALUE        INCOME       US STOCK       GROWTH
                                       ----------------------------------------------------------------------------------
Income:
  Dividends                               $      93     $    --       $    --       $    --       $    --       $    --
Expenses:
  Contract charges and fees                  (1,217)         (174)         (291)          (40)       (1,083)         (137)
                                       ----------------------------------------------------------------------------------
Net investment income (loss)                 (1,124)         (174)         (291)          (40)       (1,083)         (137)

Net realized gain (loss)                    (43,209)       (3,366)        4,460          (255)       (8,345)          (20)
Unrealized gain (loss)                       16,035         2,850          (292)          396         6,481        (8,238)
                                       ----------------------------------------------------------------------------------
Net increase (decrease)
  from operations                           (28,298)         (690)        3,877           101        (2,947)       (8,395)

Changes from principal transactions:
   Purchase payments                         71,054        (4,143)       12,259          --          81,842        85,281
   Transfers between sub-accounts and
     to/from fixed account                   58,469         5,303        31,314           (66)      (86,130)       46,912

   Withdrawals                               (7,792)       (7,371)         --          (4,091)         (742)         --
   Death claims                                --            --            --            --            --            --
                                       ----------------------------------------------------------------------------------
Net increase (decrease) from principal
  transactions                              121,731        (6,211)       43,573        (4,157)       (5,030)      132,193
                                       ----------------------------------------------------------------------------------
Total increase (decrease) in
  contract owners' equity                    93,433        (6,901)       47,450        (4,056)       (7,977)      123,798
Contract owners' equity at
  beginning of period                       122,698        28,343        18,492         8,051        98,864          --
                                       ----------------------------------------------------------------------------------
Contract owners' equity at end
  of period                               $ 216,131     $  21,442     $  65,942     $   3,995     $  90,887     $ 123,798
                                       ==================================================================================

See Notes to Financial Statements.

(1)  Sub-account option was added during 2001.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                                               SUB-ACCOUNT
                                            -----------------------------------------------------------------------------------
                                                (1)          (1)
                                              INVESCO      INVESCO         (1)          LIBERTY      LIBERTY          MFS
                                             FINANCIAL     HEALTH        INVESCO        ALL STAR     NEWPORT        CAPITAL
                                             SERVICES      SCIENCES     TECHNOLOGY      EQUITY        TIGER       OPPORTUNITIES
                                            -----------------------------------------------------------------------------------
Income:
   Dividends                                $    --       $    --       $    --       $    --       $    --       $   9,582
Expenses:
   Contract charges and fees                      (38)          (40)          (31)          (11)       (1,306)         (766)
                                            -----------------------------------------------------------------------------------
Net investment income (loss)                      (38)          (40)          (31)          (11)       (1,306)        8,816

Net realized gain (loss)                            1            20            (5)         (105)       68,480        (3,551)
Unrealized gain (loss)                            (64)         (618)         (392)           39        15,939       (20,471)
                                            -----------------------------------------------------------------------------------
Net increase (decrease)
   from operations                               (101)         (638)         (428)          (77)       83,113       (15,206)

Changes from principal transactions:
    Purchase payments                          16,998        29,744        12,642           102       270,000       140,951
    Transfers between sub-
       accounts and to/from fixed
       account                                 37,271        37,271        28,772         2,512      (354,211)       90,229
   Withdrawals                                   --            --            --            --            --          (4,724)
   Death claims                                  --            --            --            --            --            --
                                            -----------------------------------------------------------------------------------
Net increase (decrease) from principal
   transactions                                54,269        67,015        41,414         2,614       (84,211)      226,456
                                            -----------------------------------------------------------------------------------
Total increase (decrease) in
   contract owners' equity                     54,168        66,377        40,986         2,537        (1,098)      211,250
Contract owners' equity at
   beginning of period                           --            --            --             599         8,824        71,958
                                            -----------------------------------------------------------------------------------
Contract owners' equity at end of period    $  54,168     $  66,377     $  40,986     $   3,136     $   7,726     $ 283,208
                                            ===================================================================================

See Notes to Financial Statements.

(1)  Sub-account option was added during 2001.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                                               SUB ACCOUNT
                                        --------------------------------------------------------------------------------------------
                                                            (1)                                          UNIVERSAL       UNIVERSAL
                                              MFS           MFS                              MFS       INSTITUTIONAL   INSTITUTIONAL
                                             HIGH        INVESTORS           MFS            TOTAL       GLOBAL VALUE       MIDCAP
                                            INCOME         TRUST          RESEARCH         RETURN         EQUITY           VALUE
                                        --------------------------------------------------------------------------------------------
Income:
  Dividends                             $     3,142     $     9,143    $    27,689     $    19,504     $      --       $      --
Expenses:
  Contract charges and fees                    (331)         (4,782)        (1,520)         (3,014)           (799)           (430)
                                        --------------------------------------------------------------------------------------------
Net investment income (loss)                  2,811           4,361         26,169          16,490            (799)           (430)

Net realized gain (loss)                     (2,757)        (15,347)       (27,654)         (2,557)           (483)           (861)
Unrealized gain (loss)                       (4,949)         (4,231)       (26,420)        (20,643)         (4,034)          3,897
                                        --------------------------------------------------------------------------------------------
Net increase (decrease)
   from operations                           (4,895)        (15,217)       (27,905)         (6,710)         (5,316)          2,606

Changes from principal
    transactions:
    Purchase payments                       137,288          75,580        174,346         405,857         162,898          76,949
    Transfers between sub-
        accounts and to/from fixed
        account                              38,369          16,254        236,381         648,287         354,467         159,171
    Withdrawals                                (224)         (1,388)        (9,794)         (1,910)           (376)           --
    Death claims                               --              --             --              --              --              --
                                        --------------------------------------------------------------------------------------------
Net increase (decrease) from
   principal transactions                   175,433          90,446        400,933       1,052,234         516,989         236,120
                                        --------------------------------------------------------------------------------------------
Total increase (decrease) in contract
   owners' equity                           170,538          75,229        373,028       1,045,524         511,673         238,726
Contract owners' equity at
   beginning of period                       14,321         119,019        108,926         120,476          13,580          14,587
                                        --------------------------------------------------------------------------------------------
Contract owners' equity at end
   of period                            $   184,859     $   194,248    $   481,954     $ 1,166,000     $   525,253     $   253,313
                                        ============================================================================================



See Notes to Financial Statements.

(1)  Sub-account option was added during 2001.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                                                 SUB-ACCOUNT
                                          -----------------------------------------------------------------------------------------
                                                                                            (1)         SAGE LIFE        SAGE LIFE
                                            UNIVERSAL                    OPPENHEIMER    OPPENHEIMER    INVESTMENT       INVESTMENT
                                          INSTITUTIONAL   OPPENHEIMER     CAPITAL       MAIN STREET    TRUST EAFE        TRUST EAGLE
                                              VALUE          BOND       APPRECIATION    SMALL CAP        INDEX            ALLCAP
                                          -----------------------------------------------------------------------------------------
Income:
   Dividends                              $      --      $    17,051    $    30,398    $      --       $      --       $      --
Expenses:
  Contract charges and fees                      (331)        (2,737)        (2,541)          (503)           (297)           (437)
                                          -----------------------------------------------------------------------------------------
Net investment income (loss)                     (331)        14,314         27,857           (503)           (297)           (437)

Net realized gain (loss)                         (621)        (2,702)       (14,683)        (8,586)           (715)         (1,108)
Unrealized gain (loss)                         (1,363)         1,481        (30,171)        11,373           3,609           3,067
                                          -----------------------------------------------------------------------------------------
Net increase (decrease)
   from operations                             (2,315)        13,093        (16,997)         2,284           2,597           1,522

Changes from principal
   transactions:
   Purchase payments                           49,884        430,816        181,226         27,207          22,342          74,358
   Transfers between sub-
     accounts and to/from
     fixed account                             62,886        524,714        307,549         39,119         (57,773)         90,216
   Withdrawals                                     (5)        (2,586)        (1,972)           (15)           --              (237)
   Death Claims                                  --             --             --             --              --              --
                                          -----------------------------------------------------------------------------------------
Net increase (decrease)  from principal
  transactions                                112,765        952,944        486,803         66,311         (35,431)        164,337
                                          -----------------------------------------------------------------------------------------
Total increase (decrease) in
   contract owners' equity                    110,450        966,037        469,806         68,595         (32,834)        165,859
Contract owners' equity at
   beginning of period                          9,832        133,797        217,246         58,138          32,834          24,519
                                          -----------------------------------------------------------------------------------------
Contract owners' equity at
   end of period                          $   120,282    $ 1,099,834    $   687,052    $   126,733     $      --       $   190,378
                                          =========================================================================================


See Notes to Financial Statements.

(1)  Sub-account option was added during 2001.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                                             SUB-ACCOUNT
                                  --------------------------------------------------------------------------------------------
                                      (1)
                                   SAGE LIFE       SAGE LIFE        SAGE LIFE
                                  INVESTMENT       INVESTMENT       INVESTMENT                     STEIN ROE
                                  TRUST MONEY     TRUST NASDAQ      TRUST S&P       STEIN ROE        GLOBAL        STEIN ROE
                                     MARKET        100 INDEX        500 INDEX       BALANCED        UTILITIES       GROWTH
                                  --------------------------------------------------------------------------------------------
Income:
  Dividends                       $    52,733     $      --       $      --       $       410     $      --       $    21,609
Expenses:
   Contract charges and fees          (20,600)           (866)         (1,988)            (68)           (158)           (962)
                                  --------------------------------------------------------------------------------------------
Net investment income (loss)           32,133            (866)         (1,988)            342            (158)         20,647

Net realized gain (loss)                 --           (21,345)        (19,661)            (61)            (75)         (9,762)
Unrealized gain (loss)                  2,719           9,600          (9,314)           (786)         (1,725)        (34,321)
                                  --------------------------------------------------------------------------------------------
Net increase (decrease)
   from operations                     34,852         (12,611)        (30,963)           (505)         (1,958)        (23,436)

Changes from principal
  transactions:
  Purchase payments                 5,642,230          29,082         322,813            --                31             675
  Transfers between sub-
    accounts and to/from fixed
    account                        (2,219,742)        166,719         496,856          13,527           4,332          73,131
  Withdrawals                        (447,222)         (4,722)         (2,644)           --              --            (1,829)
  Death claims                        (16,231)           --              --              --              --              --
                                  --------------------------------------------------------------------------------------------
Net increase (decrease) from
   principal transactions           2,959,035         191,079         817,025          13,527           4,363          71,977
                                  --------------------------------------------------------------------------------------------
Total increase (decrease) in
   contract owners' equity          2,993,887         178,468         786,062          13,022           2,405          48,541
Contract owners' equity at
   beginning of period                689,178          42,418         100,134           3,884          26,144         110,093
                                  --------------------------------------------------------------------------------------------
Contract owners' equity at end
   of period                      $ 3,683,065     $   220,886     $   886,196     $    16,906     $    28,549     $   158,634
                                  ============================================================================================


See Notes to Financial Statements.

(1)  Sub-account option was added during 2001.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statement of Operations and Changes in
                             Contract Owners' Equity
                                   (Unaudited)
                     For the Six Months ended June 30, 2001

                                                              SUB-ACCOUNT
                                     ----------------------------------------------------------------
                                                                      T. ROWE PRICE
                                                                         PERSONAL
                                     T. ROWE PRICE    T. ROWE PRICE      STRATEGY
                                     EQUITY INCOME    MIDCAP GROWTH      BALANCED            TOTAL
                                     ----------------------------------------------------------------
Income:
   Dividends                         $        874     $      1,713     $        717     $    535,522
Expenses:
  Contract charges and fees                  (407)            (944)            (399)         (66,217)
                                     ----------------------------------------------------------------
Net investment income (loss)                  467              769              318          469,305

Net realized gain (loss)                   (1,430)          (6,276)            (410)        (198,459)
Unrealized gain (loss)                       (256)           4,081           (1,603)        (370,979)
                                     ----------------------------------------------------------------
Net increase (decrease)
   from operations                         (1,219)          (1,426)          (1,695)        (100,133)

Changes from principal
    transactions:
    Purchase payments                      94,002            3,713            4,656       10,880,486
    Transfers between sub-
       accounts and to/from fixed
       account                             65,466           86,072          110,938        4,375,278
   Withdrawals                               (407)          (1,590)            --           (546,072)
   Death Claims                              --               --               --            (16,231)
                                     ----------------------------------------------------------------
 Net increase (decrease) from
   principal transactions                 159,061           88,195          115,594       14,693,461
                                     ----------------------------------------------------------------
Total increase (decrease) in
   contract owners' equity                157,842           86,769          113,899       14,593,328
Contract owners' equity at
   beginning of period                     12,106          114,562           13,350        3,511,669
                                     ----------------------------------------------------------------
Contract owners' equity at end
   of period                         $    169,948     $    201,331     $    127,249     $ 18,104,997
                                     ================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements
                                   (Unaudited)
                                  June 30, 2001


1.  ORGANIZATION

The Sage Life Assurance of America Variable Annuity Account A (the "Account") is a separate investment account of Sage Life Assurance of America, Inc. (the "Company"). The Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The annuity products of the Company are distributed through Sage Distributors, Inc., an affiliated broker/dealer. The Account commenced operations February 19, 1999.

At June 30, 2001, the Account consisted of thirty-nine variable fund investments, each of which invests only in a single corresponding portfolio offered by various fund managers. The Account and each portfolio are administered and accounted for as part of the business of the Company, but the investment income and capital gains and losses of each portfolio are identified with the assets held for that portfolio in accordance with the terms of the contracts, without regard to investment income and capital gains and losses arising out of any other business the Company may conduct.

2.  VALUATION OF INVESTMENTS

The fair value of the investments in the variable sub-accounts is based on the net asset values of the Fund Shares held at the end of the period. Transactions are accounted for on the trade date and dividend income is recognized on an accrual basis. Realized gains and losses on sales of investments are determined on a specific identification basis.

3.  ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4.  INCOME TAXES

The Company does not expect to incur any federal income tax liability on earnings, or realized capital gains attributable to the Account, therefore, no charges for federal income taxes are currently deducted from the Account. If the Company incurs income taxes attributable to the Account, or determines that such taxes will be incurred, it may make a charge for such taxes against the Account.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements
                                   (Unaudited)
                                  June 30, 2001


5.  DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Internal Revenue Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of the insurance companies). If the diversification requirements under the Internal Revenue Code are not met and the annuity is not treated as an annuity, the taxpayer will be subject to income tax on the annual gain in the contract. The Treasury Department's regulations prescribe the diversification requirements for variable annuity contracts. The Company believes the underlying mutual fund portfolios have complied with the terms of these regulations.

6.  CONTRACT CHARGES

The following contract charges on investments in the variable sub-accounts are paid to the Company for providing administrative services to the Account:

Administration Charges - Charged $40 annually at the end of each of the first seven contract periods for all contract owners whose account value is less than $50,000.

Mortality and Expense Risk Charges - Charged daily against the Account at an annual rate of 1.40% of the net assets for the first seven contract periods and 1.25% for each contract period thereafter.

7.  PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each sub-account for the six months ended June 30, 2001:

                                                                PURCHASES                        SALES
                                                               -----------------------------------------
AIM - Government Securities                                    $ 1,285,312                    $  197,951
AIM - Growth & Income                                              650,363                       111,640
AIM - International Equity                                      18,519,537                    16,489,460
AIM - Value                                                        774,968                       234,827
Alger - Income & Growth                                            569,720                       102,333
Alger - MidCap Growth                                            1,314,139                       257,681
Alger - Small Capitalization                                       350,535                       273,774
Colonial - High Yield Securities                                    22,187                        31,939
Colonial - Small Cap Value                                         154,401                       106,168
Colonial - Strategic Income                                             27                         4,479
Colonial - US Stock                                                411,532                       424,686
INVESCO - Blue Chip Growth                                         132,630                           125
INVESCO - Financial Services                                        54,438                           198
INVESCO - Health Sciences                                           67,566                           575

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements
                                   (Unaudited)
                                  June 30, 2001

7.  PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                                  PURCHASES                       SALES
                                                               -------------------------------------------
INVESCO - Technology                                                 41,407                             35
Liberty - All-Star Equity                                             3,174                            673
Liberty - Newport Tiger                                           7,250,801                      7,251,826
MFS - Capital Opportunities                                         252,182                         20,781
MFS - High Income                                                   195,749                         20,401
MFS - Investors Trust                                               477,820                        398,359
MFS - Research                                                      590,245                        190,643
MFS - Total Return                                                1,310,006                        242,213
Universal Institutional  - Global Value Equity                      542,139                         26,561
Universal Institutional  - MidCap Value                             248,909                         14,122
Universal Institutional  - Value                                    171,912                         61,283
Oppenheimer - Bond                                                1,064,236                         99,455
Oppenheimer - Capital Appreciation                                  564,144                         62,787
Oppenheimer - Main Street Small Cap                                  85,664                         28,601
Sage Life Investment Trust - EAFE Index                             243,752                        280,252
Sage Life Investment Trust - Eagle AllCap                           284,282                        121,120
Sage Life Investment Trust - Money Market                        29,328,681                     26,334,793
Sage Life Investment Trust - Nasdaq 100 Index                       260,146                         92,046
Sage Life Investment Trust - S&P 500 Index                          963,297                        170,565
Stein Roe - Balanced                                                 14,067                            365
Stein Roe - Global Utilities                                          4,393                            263
Stein Roe - Growth                                                  106,214                         23,237
T. Rowe Price - Equity Income                                       187,429                         29,448
T. Rowe Price - Mid Cap Growth                                      138,267                         57,511
T. Rowe Price - Personal Strategy Balanced                          121,452                          6,001
                                                               -------------------------------------------
     Total                                                     $ 68,757,723                   $ 53,769,177
                                                               ===========================================


8.  CHANGES IN UNITS OUTSTANDING

----------------------------------------------------------------------------------------------------------------------------------
                                                     AIM          AIM            AIM                           ALGER        ALGER
                                                 GOVERNMENT      GROWTH      INTERNATIONAL        AIM        INCOME &       MIDCAP
                                                  SECURITIES    & INCOME        EQUITY           VALUE        GROWTH        GROWTH
                                                 ---------------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                  7,600       14,081         16,960          30,829        7,778        23,711
Units purchased                                      48,657       27,847         55,668          27,660       16,557        25,906
Units transferred between sub-accounts and
     to/from fixed account                           52,295       39,606        154,172          33,009       20,136        33,832
Units sold                                          (3,776)      (1,574)        (2,527)         (2,853)        (847)       (1,620)
                                                 ---------------------------------------------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                  104,776       79,960        224,273          88,645       43,624        81,829
                                                 =================================================================================
----------------------------------------------------------------------------------------------------------------------------------

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements
                                   (Unaudited)
                                  June 30, 2001


8.  CHANGES IN UNITS OUTSTANDING (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------
                                                                    COLONIAL
                                                       ALGER-         HIGH       COLONIAL     COLONIAL                INVESCO
                                                       SMALL          YIELD     SMALL CAP     STRATEGIC  COLONIAL    BLUE CHIP
                                                    CAPITALIZATION  SECURITIES    VALUE       INCOME     US STOCK     GROWTH
                                                    --------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                   14,210         3,007       1,260         798       8,760        --
Units purchased                                        10,083         1,734         465        --         6,533       8,590
Units transferred between sub-accounts and to/from
   fixed account                                        9,897           528       2,484          (7)     (4,822)      5,088
Units sold                                             (2,500)       (2,960)        (20)       (398)     (2,097)       --
                                                    --------------------------------------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                     31,690         2,309       4,189         393       8,374      13,678
                                                    ==========================================================================
------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                        INVESCO    INVESCO                 LIBERTY   LIBERTY        MFS
                                                        FINANCIAL  HEALTH     INVESCO      ALL STAR  NEWPORT      CAPITAL
                                                        SERVICES   SCIENCES  TECHNOLOGY    EQUITY     TIGER     OPPORTUNITIES
                                                        ---------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                      --         --         --           52         850       6,610
Units purchased                                          1,634      2,231      1,241         10      24,861      14,167
Units transferred between sub-accounts and  to/from
   fixed account                                         3,587      4,183      3,250        232     (24,724)      9,159
Units sold                                                --         --         --           (2)       (143)       (545)
                                                        ---------------------------------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                       5,221      6,414      4,491        292         844      29,391
                                                        =====================================================================
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           UNIVERSAL    UNIVERSAL
                                                          MFS         MFS                      MFS      INSTITUTIONAL  INSTITUTIONAL
                                                          HIGH     INVESTORS       MFS        TOTAL      GLOBAL VALUE    MIDCAP
                                                         INCOME      TRUST       RESEARCH     RETURN        EQUITY       VALUE
                                                        ----------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                     1,512      11,372       10,472       10,554        1,122        1,047
Units purchased                                         14,054       7,047       18,580       31,260       13,311        5,452
Units transferred between sub-accounts and  to/from
   fixed account                                         4,304       4,402       25,451       60,685       30,404       11,440
Units sold                                                (697)     (2,109)      (1,206)        (391)         (86)         (26)
                                                        ----------------------------------------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                      19,173      20,712       53,297      102,108       44,751       17,913
                                                        ============================================================================
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          SAGE LIFE
                                                                                                             SAGE LIFE    INVESTMENT
                                                        UNIVERSAL                OPPENHEIMER   OPPENHEIMER   INVESTMENT   TRUST
                                                     INSTITUTIONAL  OPPENHEIMER   CAPITAL      MAIN STREET    TRUST       EAGLE
                                                         VALUE         BOND      APPRECIATION  SMALL CAP    EAFE INDEX    ALLCAP
                                                     ------------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                       798       12,786       15,785        4,468        3,005        3,119
Units purchased                                          3,904       44,198       12,920        2,891        1,966       10,613
Units transferred between sub-accounts and to/from
   fixed account                                         4,705       44,961       23,856        3,283       (3,972)      12,318
Units sold                                                 (22)      (1,930)        (324)        (816)        (999)         (88)
                                                     ------------------------------------------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                       9,385      100,015       52,237        9,826         --         25,962
                                                     ==============================================================================
-----------------------------------------------------------------------------------------------------------------------------------

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements
                                   (Unaudited)
                                  June 30, 2001


8.  CHANGES IN UNITS OUTSTANDING (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
                                                                   SAGE LIFE     SAGE LIFE
                                                      SAGE LIFE    INVESTMENT    INVESTMENT
                                                      INVESTMENT     TRUST         TRUST                   STEIN ROE
                                                       TRUST         NASDAQ       S&P 500     STEIN ROE     GLOBAL      STEIN ROE
                                                     MONEY MARKET   100 INDEX      INDEX      BALANCED     UTILITIES     GROWTH
                                                     ----------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                    62,578        6,486        9,324          376        2,665       11,174
Units purchased                                        506,275        5,806       30,831         --              3           81
Units transferred between sub-accounts and to/from
   fixed account                                      (196,656)      32,197       50,127        1,366          472        7,959
Units sold                                             (44,681)      (1,086)      (1,206)          (7)         (18)        (313)
                                                     ----------------------------------------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                     327,516       43,403       89,076        1,735        3,122       18,901
                                                     ============================================================================
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                                       T. ROWE PRICE
                                                                                          PERSONAL
                                                     T. ROWE PRICE   T. ROWE PRICE        STRATEGY
                                                     EQUITY INCOME   MIDCAP GROWTH        BALANCED
                                                     -----------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2001                     1,083            8,618            1,302
Units purchased                                          7,706              273              467
Units transferred between sub-accounts and  to/from
   fixed account                                         5,551            6,281           10,392
Units sold                                                 (53)            (190)             (34)
                                                     -----------------------------------------------
UNITS OUTSTANDING AT JUNE 30, 2001                      14,287           14,982           12,127
                                                     ===============================================
----------------------------------------------------------------------------------------------------

THE SAGE VARIABLE ANNUITY ACCOUNT A

Sage Life Assurance of America, Inc.

For the Year ended December 31, 2000 and the period from February 19, 1999 (commencement of operations) through December 31, 1999

                      Sage Life Assurance of America, Inc.

                       The Sage Variable Annuity Account A



                           December 31, 2000 and 1999




                                    CONTENTS


Report of Independent Auditors...................................................    1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity..................................    2
Statements of Operations and Changes in Contract Owners' Equity..................    3
Notes to Financial Statements....................................................   16

                         Report of Independent Auditors


To the Board of Directors of
Sage Life Assurance of America, Inc., and
Contract Owners of The Sage Variable Annuity Account A

We have audited the accompanying statement of assets and contract owners' equity of The Sage Variable Annuity Account A (comprising, respectively, the Sage Advisors - Money Market Fund, AIM - Government Securities Fund, AIM - Growth & Income Fund, AIM - International Equity Fund, AIM - Value Fund, Alger - Income & Growth Fund, Alger - MidCap Growth Fund, Alger - Small Cap Fund, Colonial - US Growth & Income Fund Colonial - Growth & Income Fund, Colonial - Newport Tiger Fund, Colonial - Small Cap Value Fund, Colonial - Strategic Income Fund, Eagle - All Cap Fund, Liberty - All Star Equity Fund, MFS - Total Return Series, MFS - Growth & Income Series, MFS - High Income Series, MFS - Research Series, MFS - Capital Opportunities Series, Morgan Stanley - Large Value Fund, Morgan Stanley
- MidCap Value Fund, Morgan Stanley - Global Equity Fund, Oppenheimer Bond Fund, Oppenheimer - Capital Appreciation Fund, Oppenheimer - Small Cap Fund, State Street - S&P 500 Index Fund, State Street - EAFE Index Fund, State Street - Nasdaq 100 Index Fund, Stein Roe - Global Utilities Fund, Stein Roe - Growth Stock Fund, Stein Roe - Balanced Fund, T. Rowe Price - Equity Income Fund, T. Rowe Price - MidCap Growth Fund, T. Rowe Price - Personal Strategy Fund), as of December 31, 2000, and the related statements of operations and changes in contract owners' equity for the year ended December 31, 2000 and for the period from February 19, 1999 (commencement of operations) through December 31, 1999. These financial statements are the responsibility of Sage Life Assurance of America, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Variable Annuity Account A at December 31, 2000 and the results of its operations and changes in contract owners' equity for the year ended December 31, 2000 and for the period from February 19, 1999 (commencement of operations) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                               Ernst & Young LLP

New York, New York
April 25, 2001

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000




                                               ASSETS
Investments:
  Mutual funds at fair value:
    Sage Advisors - Money Market - 689,178 shares (cost:$689,178)                                           $689,178
    AIM - Government Securities - 7,454 shares (cost:$83,576)                                                 83,182
    AIM - Growth & Income - 5,148 shares (cost:$14,380)                                                      134,836
    AIM - International Equity - 9,932 shares (cost:$220,856)                                                199,840
    AIM - Value - 11,818 shares (cost:$350,614)                                                              322,742
    Alger - Income & Growth - 8,047 shares (cost:$107,453)                                                   106,707
    Alger - MidCap Growth - 10,692 shares (cost:$341,059)                                                    327,389
    Alger - Small Cap - 5,223 shares (cost:$135,132)                                                         122,698
    Colonial - US Growth & Income - 5,411 shares (cost:$105,030)                                              98,864
    Colonial - Growth & Income - 3,807 shares (cost:$32,388)                                                  28,343
    Colonial - Newport Tiger - 4,029 shares (cost $9,232)                                                      8,824
    Colonial - Small Cap Value - 1,723 shares (cost:$16,785)                                                  18,492
    Colonial - Strategic Income - 855 shares (cost:$8,703)                                                     8,051
    Eagle-All Cap - 3,119 shares (cost $25,530)                                                               24,519
    Liberty - All Star Equity - 48 shares (cost:$611)                                                            599
    MFS - Total Return - 6,150 shares (cost:$116,237)                                                        120,476
    MFS - Growth & Income - 5,665 shares (cost:$119,911)                                                     119,019
    MFS - High Income - 1,455 shares (cost:$16,289)                                                           14,321
    MFS - Research - 5,237 shares (cost:$114,687)                                                            108,926
    MFS - Capital Opportunities - 3,736 shares (cost:$77,225)                                                 71,958
    Morgan Stanley - Large Value - 748 shares (cost:$9,197)                                                    9,832
    Morgan Stanley - MidCap Value - 969 shares (cost:$15,641)                                                 14,587
    Morgan Stanley - Global Equity - 1,030 shares (cost:$13,665)                                              13,580
    Oppenheimer - Bond - 11,893 shares (cost:$133,360)                                                       133,797
    Oppenheimer - Capital Appreciation - 4,659 shares (cost:$221,949)                                        217,246
    Oppenheimer - Small Cap - 5,242 shares (cost:$63,759)                                                     58,138
    State Street - S&P 500 Index - 9,731 shares (cost:$107,987)                                              100,134
    State Street - EAFE Index - 3,347 shares (cost:$36,501)                                                   32,834
    State Street - Nasdaq 100 Index - 6,486 (cost $48,984)                                                    42,418
    Stein Roe - Global Utilities - 1,970 shares (cost:$32,606)                                                26,144
    Stein Roe - Growth Stock - 2,466 shares (cost:$125,879)                                                  110,093
    Stein Roe - Balanced - 2,380 shares (cost:$3,990)                                                          3,884
    T. Rowe Price - Equity Income - 647 shares (cost:$12,194)                                                 12,106
    T. Rowe Price - MidCap Growth - 6,310 shares (cost:$115,074)                                             114,562
    T. Rowe Price - Personal Strategy - 897 shares (cost:$13,506)                                             13,350
                                                                                                         ----------
        Total assets                                                                                     $ 3,511,669
                                                                                                         ==========

                             CONTRACT OWNERS' EQUITY


                                                                                            Unit
                                                                          Units             Value
                                                                          -----             -----
        Sage Advisors - Money Market                                      62,578            $11.01               $  689,178
        AIM - Government Securities                                        7,600             10.95                    83,182
        AIM - Growth & Income                                             14,081              9.58                   134,836
        AIM - International Equity                                        16,960             11.78                   199,840
        AIM - Value                                                       30,829             10.47                   322,742
        Alger - Income & Growth                                            7,778             13.72                   106,707
        Alger - MidCap Growth                                             23,711             13.81                   327,389
        Alger - Small Cap                                                 14,210              8.63                   122,698
        Colonial - US Growth & Income                                      8,760             11.29                    98,864
        Colonial - Growth & Income                                         3,007              9.43                    28,343
        Colonial - Newport Tiger                                             850             10.39                     8,824
        Colonial - Small Cap Value                                         1,260             14.67                    18,492
        Colonial - Strategic Income                                          798             10.09                     8,051
        Eagle - All Cap                                                    3,119              7.86                    24,519
        Liberty - All Star Equity                                             52             11.53                       599
        MFS - Total Return                                                10,554             11.42                   120,476
        MFS - Growth & Income                                             11,372             10.47                   119,019
        MFS - High Income                                                  1,512              9.47                    14,321
        MFS - Research                                                    10,472             10.40                   108,926
        MFS - Capital Opportunities                                        6,610             10.89                    71,958
        Morgan Stanley - Large Value                                         798             12.32                     9,832
        Morgan Stanley - MidCap Value                                      1,047             13.93                    14,587
        Morgan Stanley - Global Equity                                     1,122             12.10                    13,580
        Oppenheimer - Bond                                                12,786             10.46                   133,797
        Oppenheimer - Capital Appreciation                                15,785             13.76                   217,246
        Oppenheimer - Small Cap                                            4,468             13.01                    58,138
        State Street - S&P 500 Index                                       9,324             10.74                   100,134
        State Street - EAFE Index                                          3,005             10.93                    32,834
        State Street - Nasdaq 100 Index                                    6,486              6.54                    42,418
        Stein Roe - Global Utilities                                       2,665              9.81                    26,144
        Stein Roe - Growth Stock                                          11,174              9.85                   110,093
        Stein Roe - Balanced                                                 376             10.33                     3,884
        T. Rowe Price - Equity Income                                      1,083             11.18                    12,106
        T. Rowe Price - MidCap Growth                                      8,618             13.29                   114,562
        T. Rowe Price - Personal Strategy                                  1,302             10.25                    13,350
                                                                                                                 -----------
            Total contract owners' equity                                                                        $ 3,511,669
                                                                                                                 ===========


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                      SUB-ACCOUNT
                                                      --------------------------------------------------------------------------
                                                         SAGE ADVISORS               AIM GOVERNMENT              AIM
                                                         MONEY MARKET                  SECURITIES            GROWTH & INCOME
                                                      --------------------------------------------------------------------------
                                                        2000        1999           2000        1999          2000        1999
                                                      --------------------------------------------------------------------------
Income:
    Dividends                                         $   7,585   $   1,076      $   3,222   $      59     $   3,732   $       7
Expenses:
    Contract charges and fees                            (2,487)       (513)          (320)         (3)           92          (1)
                                                      --------------------------------------------------------------------------
Net investment income (loss)                              5,098         563          2,902          56         3,824           6

Net realized gain (loss)                                     --          --            543          --        (3,427)          1
Unrealized gain (loss)                                       --          --           (326)        (69)      (11,621)         77
                                                      --------------------------------------------------------------------------
Net increase (decrease) from operations                   5,098         563          3,119         (13)      (11,224)         84

Changes from principal transactions:
     Purchase payments                                  936,874       4,420         39,810       1,699        78,978         688
     Transfers among sub-accounts and to/from fixed
        account                                        (257,727)         --         38,784          --        69,841          --
     Withdrawals                                            (41)         --           (207)         --        (3,530)         --
     Annual contract fees                                    (9)         --            (10)         --            (1)         --
                                                      --------------------------------------------------------------------------
Net increase (decrease) from principal transactions     679,097       4,420         78,377       1,699       145,288         688
                                                      --------------------------------------------------------------------------
Total increase (decrease) in contract owners' equity    684,194       4,983         81,496       1,686       134,064         772
Contract owners' equity at beginning of period            4,983          --          1,686          --           772          --
                                                      --------------------------------------------------------------------------
Contract owners' equity at end of period              $ 689,178   $   4,983      $  83,182   $   1,686     $ 134,836   $     772
                                                      ==========================================================================


See Notes to Financial Statements.

                                     Sage Life Assurance of America, Inc.
                                      The Sage Variable Annuity Account A

                                    Statements of Operations and Changes in
                                            Contract Owners' Equity

                                     For the year ended December 31, 2000
                                            and for the period from
                                  February 19, 1999 through December 31, 1999


                                                                               SUB-ACCOUNT
                                        ------------------------------------------------------------------------------------------
                                                    AIM                            AIM                            ALGER
                                            INTERNATIONAL EQUITY                  VALUE                      INCOME & GROWTH
                                        ------------------------------------------------------------------------------------------
                                           2000             1999          2000             1999           2000             1999
                                        ------------------------------------------------------------------------------------------
Income:
    Dividends                           $  12,240        $     327     $  13,289        $      21      $     415        $      14
Expenses:
   Contract charges and fees                 (497)              24         1,273               (3)          (160)              (3)
                                        ------------------------------------------------------------------------------------------
Net investment income (loss)               11,743              351        14,562               18            255               11
Net realized gain (loss)                   (8,528)             232       (10,193)              --           (783)              --
Unrealized gain (loss)                    (23,632)           2,615       (28,036)             162         (1,102)             356
                                        ------------------------------------------------------------------------------------------
Net increase (decrease) from
   operations                             (20,417)           3,198       (23,667)             180         (1,630)             367
Changes from principal
   transactions:
     Purchase payments                    109,732            6,814       104,315            1,225         71,911            1,225
     Transfers among sub-accounts
     and to/from fixed account            100,700               --       243,670               --         35,267               --
     Withdrawals                             (135)              --        (2,977)              --           (428)              --
     Annual contract fees                     (52)              --            (4)              --             (5)              --
                                        ------------------------------------------------------------------------------------------
Net increase (decrease) from
   principal transactions                 210,245            6,814       345,004            1,225        106,745            1,225
                                        ------------------------------------------------------------------------------------------
Total increase (decrease) in
   contract owners' equity                189,828           10,012       321,337            1,405        105,115            1,592
Contract owners' equity at
   beginning of period                     10,012               --         1,405               --          1,592               --
                                        ------------------------------------------------------------------------------------------
Contract owners' equity at end of
   period                               $ 199,840        $  10,012     $ 322,742        $   1,405      $ 106,707        $   1,592
                                        ==========================================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                       SUB-ACCOUNT
                                                        --------------------------------------------------------------------------
                                                                ALGER                     ALGER                    COLONIAL
                                                             MIDCAP GROWTH              SMALL CAP              US GROWTH & INCOME
                                                        --------------------------------------------------------------------------
                                                          2000          1999         2000        1999          2000        1999
                                                        --------------------------------------------------------------------------
Income:
    Dividends                                           $   2,357     $     130    $   4,121   $      --     $   9,497   $     113
Expenses:
    Contract charges and fees                              (1,300)            6         (271)         (2)         (384)         (3)
                                                        ---------------------------------------------------------------------------
Net investment income (loss)                                1,057           136        3,850          (2)        9,113         110
Net realized gain (loss)                                   (3,424)          (22)      (7,918)          7           (14)         16
Unrealized gain (loss)                                    (13,893)          233      (12,559)        124        (6,180)         13
                                                        ---------------------------------------------------------------------------
Net increase (decrease) from operations                   (16,260)          337      (16,627)        129         2,919         139
Changes from principal transactions:
     Purchase payments                                    129,435         1,487       61,179         659        54,145       2,014
     Transfers among sub-accounts and to/from fixed
        account                                           212,649            --       77,419          --        39,828          --
     Withdrawals                                             (246)           --          (60)         --          (167)         --
     Annual contract fees                                     (13)           --           (1)         --           (14)         --
                                                        ---------------------------------------------------------------------------
Net increase (decrease) from principal transactions       341,825         1,487      138,537         659        93,792       2,014
                                                        ---------------------------------------------------------------------------
Total increase (decrease) in contract owners' equity      325,565         1,824      121,910         788        96,711       2,153
Contract owners' equity at beginning of period              1,824            --          788          --         2,153          --
                                                        ---------------------------------------------------------------------------
Contract owners' equity at end of period                $ 327,389     $   1,824    $ 122,698   $     788     $  98,864   $   2,153
                                                        ===========================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                        SUB-ACCOUNT
                                                          --------------------------------------------------------------------------
                                                                COLONIAL                  COLONIAL                  COLONIAL
                                                             GROWTH & INCOME            NEWPORT TIGER            SMALL CAP VALUE
                                                          --------------------------------------------------------------------------
                                                            2000         1999         2000         1999         2000         1999
                                                          --------------------------------------------------------------------------
Income:
    Dividends                                             $  2,594     $    162     $     80     $     --     $    189     $      3
Expenses:
    Contract charges and fees                                 (209)          --         (243)         (27)         (44)           4
                                                          --------------------------------------------------------------------------
Net investment income (loss)                                 2,385          162         (163)         (27)         145            7
Net realized gain (loss)                                      (192)          --         (165)          65          251           12
Unrealized gain (loss)                                      (3,849)        (174)        (408)          --        1,465          243
                                                          --------------------------------------------------------------------------
Net increase (decrease) from operations                     (1,656)         (12)        (736)          38        1,861          262
Changes from principal transactions:
     Purchase payments                                      24,114          750        3,869          (38)      11,224        1,724
Transfers among sub-accounts and to/from fixed account       6,392           --        5,691           --        3,465           --
     Withdrawals                                            (1,244)          --           --           --          (31)          --
     Annual contract fees                                       (1)          --           --           --          (13)          --
                                                          --------------------------------------------------------------------------
Net increase (decrease) from principal transactions         29,261          750        9,560          (38)      14,645        1,724
                                                          --------------------------------------------------------------------------
Total increase (decrease) in contract owners' equity        27,605          738        8,824           --       16,506        1,986
Contract owners' equity at beginning of period                 738           --           --           --        1,986           --
                                                          --------------------------------------------------------------------------
Contract owners' equity at end of period                  $ 28,343     $    738     $  8,824     $     --     $ 18,492     $  1,986
                                                          =========================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                     SUB-ACCOUNT
                                                        ---------------------------------------------------------------------
                                                             COLONIAL                    EAGLE                LIBERTY
                                                          STRATEGIC INCOME              ALL CAP           ALL STAR EQUITY
                                                        ---------------------------------------------------------------------
                                                          2000         1999         2000      1999        2000         1999
                                                        ---------------------------------------------------------------------
Income:
    Dividends                                           $    789     $    188     $     --     $  --    $     38     $     63
Expenses:
    Contract charges and fees                                (55)          (5)          38        --         (17)          15
                                                        ---------------------------------------------------------------------
Net investment income (loss)                                 734          183           38        --          21           78
Net realized gain (loss)                                    (177)           7         (647)       --         142           (1)
Unrealized gain (loss)                                      (473)        (178)      (1,011)       --         (56)          43
                                                        ---------------------------------------------------------------------
Net increase (decrease) from operations                       84           12       (1,620)       --         107          120
Changes from principal transactions:
     Purchase payments                                     4,000        2,621        4,351        --          --        1,903
     Transfers among sub-accounts and to/from fixed
        account                                            1,719           --       21,804        --      (1,518)          --
     Withdrawals                                            (369)          --          (16)       --          --           --
     Annual contract fees                                    (16)          --           --        --         (13)          --
                                                        ---------------------------------------------------------------------
Net increase (decrease) from principal transactions        5,334        2,621       26,139        --      (1,531)       1,903
                                                        ---------------------------------------------------------------------
Total increase (decrease) in contract owners' equity       5,418        2,633       24,519        --      (1,424)       2,023
Contract owners' equity at beginning of period             2,633           --           --        --       2,023           --
                                                        ---------------------------------------------------------------------
Contract owners' equity at end of period                $  8,051     $  2,633     $ 24,519     $  --    $    599     $  2,023
                                                        =====================================================================

The Eagle All Cap Fund had an inception date of September 18, 2000


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                       SUB-ACCOUNT
                                                        ---------------------------------------------------------------------------
                                                                  MFS                      MFS                        MFS
                                                              TOTAL RETURN            GROWTH & INCOME             HIGH INCOME
                                                        ---------------------------------------------------------------------------
                                                           2000          1999        2000          1999        2000          1999
                                                        ---------------------------------------------------------------------------
Income:
    Dividends                                           $      36     $      --   $      41     $       8   $   1,069     $      27
Expenses:
    Contract charges and fees                                (172)           (1)         76            (5)       (141)           --
                                                        ---------------------------------------------------------------------------
Net investment income (loss)                                 (136)           (1)        117             3         928            27

Net realized gain (loss)                                      982            --        (164)            4         (61)           (8)
Unrealized gain (loss)                                      4,251           (11)       (990)           98      (1,956)          (12)
                                                        ---------------------------------------------------------------------------
Net increase (decrease) from operations                     5,097           (12)     (1,037)          105      (1,089)            7

Changes from principal transactions:
     Purchase payments                                     42,141           750      75,154         2,406      13,024           540
     Transfers among sub-accounts and to/from fixed
        account                                            72,543            --      42,734            --       1,842            --
     Withdrawals                                              (42)           --        (327)           --          --            --
     Annual contract fees                                      (1)           --         (16)           --          (3)           --
                                                        ---------------------------------------------------------------------------
Net increase (decrease) from principal transactions       114,641           750     117,545         2,406      14,863           540
                                                        ---------------------------------------------------------------------------
Total increase (decrease) in contract owners' equity      119,738           738     116,508         2,511      13,774           547
Contract owners' equity at beginning of period                738            --       2,511            --         547            --
                                                        ---------------------------------------------------------------------------
Contract owners' equity at end of period                $ 120,476     $     738   $ 119,019     $   2,511   $  14,321     $     547
                                                        ===========================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                    SUB-ACCOUNT
                                                        --------------------------------------------------------------------------
                                                                MFS                      MFS                  MORGAN STANLEY
                                                              RESEARCH           CAPITAL OPPORTUNITIES          LARGE VALUE
                                                        --------------------------------------------------------------------------
                                                          2000        1999          2000        1999          2000         1999
                                                        --------------------------------------------------------------------------
Income:
    Dividends                                           $      50   $      --     $      65   $      --     $     214    $       8
Expenses:
    Contract charges and fees                                 (16)         (1)          282          (1)           17           --
                                                        --------------------------------------------------------------------------
Net investment income (loss)                                   34          (1)          347          (1)          231           (8)
Net realized gain (loss)                                     (844)         --          (840)          2           (19)          --
Unrealized gain (loss)                                     (5,826)         65        (5,355)         89           654          (18)
                                                        --------------------------------------------------------------------------
Net increase (decrease) from operations                    (6,636)         64        (5,848)         90           866          (10)
Changes from principal transactions:
     Purchase payments                                     77,555         701        44,129         684         1,847          749
     Transfers among sub-accounts and to/from fixed
        account                                            37,669          --        35,907          --         6,381           --
     Withdrawals                                             (426)         --        (3,003)         --            --           --
     Annual contract fees                                      (1)         --            (1)         --            (1)          --
                                                        --------------------------------------------------------------------------
Net increase (decrease) from principal transactions       114,797         701        77,032         684         8,227          749
                                                        --------------------------------------------------------------------------
Total increase (decrease) in contract owners' equity      108,161         765        71,184         774         9,093          739
Contract owners' equity at beginning of period                765          --           774          --           739           --
                                                        --------------------------------------------------------------------------
Contract owners' equity at end of period                $ 108,926   $     765     $  71,958   $     774     $   9,832    $     739
                                                        ==========================================================================



See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                      SUB-ACCOUNT
                                                        --------------------------------------------------------------------------
                                                             MORGAN STANLEY          MORGAN STANLEY              OPPENHEIMER
                                                             MIDCAP VALUE             GLOBAL EQUITY                  BOND
                                                        --------------------------------------------------------------------------
                                                           2000        1999          2000        1999         2000          1999
                                                        --------------------------------------------------------------------------
Income:
  Dividends                                             $   1,475   $     204     $     931   $      60    $     281     $      --
Expenses:
    Contract charges and fees                                 (95)         (7)          (29)         (1)        (157)           (9)
                                                        --------------------------------------------------------------------------
Net investment income (loss)                                1,380         211           902          59          124            (9)
Net realized gain (loss)                                      140          16            --          --        1,029            (2)
Unrealized gain (loss)                                     (1,101)         47           (56)        (29)         469           (33)
                                                        --------------------------------------------------------------------------
Net increase (decrease) from operations                       419         274           846          30        1,622           (44)
Changes from principal transactions:
     Purchase payments                                      2,900       1,606            20       1,225       82,840         3,401
     Transfers among sub-accounts and to/from fixed
        account                                             9,401          --        11,462          --       46,100            --
     Withdrawals                                               --          --            --          --         (102)           --
     Annual contract fees                                     (13)         --            (3)         --          (20)           --
                                                        --------------------------------------------------------------------------
Net increase (decrease) from principal transactions        12,288       1,606        11,479       1,225      128,818         3,401
                                                        --------------------------------------------------------------------------
Total increase (decrease) in contract owners' equity       12,707       1,880        12,325       1,225      130,440         3,357
Contract owners' equity at beginning of period              1,880          --         1,255          --        3,357            --
                                                        --------------------------------------------------------------------------
Contract owners' equity at end of period                $  14,587   $   1,880     $  13,580   $   1,225    $ 133,797     $   3,357
                                                        ==========================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                    SUB-ACCOUNT
                                                      --------------------------------------------------------------------
                                                          OPPENHEIMER               OPPENHEIMER          STATE STREET
                                                      CAPITAL APPRECIATION           SMALL CAP           S&P 500 INDEX
                                                      --------------------------------------------------------------------
                                                         2000        1999        2000        1999       2000        1999
                                                      --------------------------------------------------------------------
Income:
    Dividends                                         $     107   $      --   $     111   $      --  $   4,076   $     299
Expenses:
    Contract charges                                      1,340          (3)         67          12        (87)        (43)
                                                      --------------------------------------------------------------------
Net investment income (loss)                              1,447          (3)        178          12      3,989        (256)
Net realized gain (loss)                                 (4,960)         --         158          28        572       1,039
Unrealized gain (loss)                                   (5,003)        303      (6,403)        776    (11,065)      3,211
                                                      --------------------------------------------------------------------
Net increase (decrease) from operations                  (8,516)        300      (6,067)        816     (6,504)      4,506
Changes from principal transactions:
     Purchase payments                                   95,544       1,225      16,208       1,655     45,414      27,195
     Transfers among sub-accounts and to/from fixed
        account                                         129,083          --      46,649          --     29,755          --
     Withdrawals                                           (386)         --      (1,106)         --       (126)         --
     Annual contract fees                                    (4)         --         (17)         --       (106)         --
                                                      --------------------------------------------------------------------
Net increase (decrease) from principal transactions     224,237       1,225      61,734       1,655     74,937      27,195
                                                      --------------------------------------------------------------------
Total increase (decrease) in contract owners' equity    215,721       1,525      55,667       2,471     68,433      31,701
Contract owners' equity at beginning of period            1,525          --       2,471          --     31,701          --
                                                      --------------------------------------------------------------------
Contract owners' equity at end of period              $ 217,246   $   1,525   $  58,138   $   2,471  $ 100,134   $  31,701
                                                      ====================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                             SUB-ACCOUNT
                                                      ----------------------------------------------------------
                                                          STATE STREET       STATE STREET        STEIN ROE
                                                          EAFE INDEX       NASDAQ 100 INDEX   GLOBAL UTILITIES
                                                      ----------------------------------------------------------
                                                        2000       1999      2000    1999      2000       1999
                                                      ----------------------------------------------------------
Income:
   Dividends                                          $  2,302   $     39  $     --   $  --  $  2,823   $     23
Expenses:
    Contract charges and fees                             (288)        23     2,592      --      (465)        --
                                                      ----------------------------------------------------------
Net investment income (loss)                             2,014         62     2,592      --     2,358         23
Net realized gain (loss)                                   227        102    (3,976)     --    (1,357)         1
Unrealized gain (loss)                                  (4,388)       721    (6,566)     --    (6,528)        67
                                                      ----------------------------------------------------------
Net increase (decrease) from operations                 (2,147)       885    (7,950)     --    (5,527)        91
Changes from principal transactions:
     Purchase payments                                  21,702      4,558    23,387      --    31,179        684
     Transfers among sub-accounts and to/from fixed
        account                                          7,937         --    26,981      --      (282)        --
     Withdrawals                                           (67)        --        --      --        --         --
     Annual contract fees                                  (34)        --        --      --        (1)        --
                                                      ----------------------------------------------------------
Net increase (decrease) from principal transactions     29,538      4,558    50,368      --    30,896        684
                                                      ----------------------------------------------------------
Total increase (decrease) in contract owners' equity    27,391      5,443    42,418      --    25,369        775
Contract owners' equity at beginning of period           5,443                   --               775
                                                      ----------------------------------------------------------
Contract owners' equity at end of period              $ 32,834   $  5,443  $ 42,418   $  --  $ 26,144   $    775
                                                      ==========================================================

The Nasdaq 100 Index Fund had an inception date of September 18, 2000


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                                  SUB-ACCOUNT
                                                      --------------------------------------------------------------------
                                                            STEIN ROE              STEIN ROE             T. ROWE PRICE
                                                           GROWTH STOCK             BALANCED             EQUITY INCOME
                                                      --------------------------------------------------------------------
                                                         2000        1999        2000        1999       2000        1999
                                                      --------------------------------------------------------------------
Income:
   Dividends                                          $     107   $      --   $      48   $      --  $      59   $      79
Expenses:
    Contract charges and fees                               265          (1)         (6)         --        107          (3)
                                                      --------------------------------------------------------------------
Net investment income (loss)                                372          (1)         42          --        166         (76)
Net realized gain (loss)                                 (2,111)          1          (8)         10        (68)         16
Unrealized gain (loss)                                  (15,870)         83        (241)        144          2         (89)
                                                      --------------------------------------------------------------------
Net increase (decrease) from operations                 (17,609)         83        (207)        154        100           3
Changes from principal transactions:
     Purchase payments                                   36,445         689       2,805         643        207       1,645
     Transfers among sub-accounts and to/from fixed
        account                                          90,486          --         490          --     10,251          --
     Withdrawals                                             --          --          --          --        (90)         --
     Annual contract fees                                    (1)         --          (1)         --        (10)         --
                                                      --------------------------------------------------------------------
Net increase (decrease) from principal transactions     126,930         689       3,294         643     10,358       1,645
                                                      --------------------------------------------------------------------
Total increase (decrease) in contract owners' equity    109,321         772       3,087         797     10,458       1,648
Contract owners' equity at beginning of period              772          --         797          --      1,648          --
                                                      --------------------------------------------------------------------
Contract owners' equity at end of period              $ 110,093   $     772   $   3,884   $     797  $  12,106   $   1,648
                                                      ====================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A

                     Statements of Operations and Changes in
                             Contract Owners' Equity

                      For the year ended December 31, 2000
                             and for the period from
                   February 19, 1999 through December 31, 1999


                                                                               SUB-ACCOUNT
                                                      ------------------------------------------------------------------
                                                           T. ROWE PRICE      T. ROWE PRICE
                                                           MIDCAP GROWTH     PERSONAL STRATEGY            TOTAL
                                                      ------------------------------------------------------------------
                                                          2000      1999     2000       1999          2000         1999
                                                      ------------------------------------------------------------------
Income:
  Dividends                                           $     --   $    18  $     157   $       23   $    74,100   $ 2,951
Expenses:
    Contract charges and fees                             (428)        5       (194)          (1)       (1,916)     (533)
                                                      ------------------------------------------------------------------
Net investment income (loss)                              (428)       23        (37)          22        72,184     2,418
Net realized gain (loss)                                   143        10        (51)          (1)      (45,740)    1,537
Unrealized gain (loss)                                    (786)      275       (146)         (10)     (168,585)    9,112
                                                      ------------------------------------------------------------------
Net increase (decrease) from operations                 (1,071)      308       (234)          13      (142,141)   13,067
Changes from principal transactions:
     Purchase payments                                  36,826     1,605      9,606          790     2,292,870    79,942
     Transfers among sub-accounts and to/from fixed
        accounts                                        76,993                3,176           --     1,283,542        --
     Withdrawals                                           (86)       --         --           --       (15,212)       --
     Annual contract fee                                   (13)       --         (1)          --          (399)       --
                                                      ------------------------------------------------------------------
Net increase (decrease) from principal transactions    113,720     1,605     12,781          790     3,560,801    79,942
                                                      ------------------------------------------------------------------
Total increase (decrease) in contract owners' equity   112,649     1,913     12,547          803     3,418,660    93,009
Contract owners' equity at beginning of period           1,913        --        803           --        93,009        --
                                                      ------------------------------------------------------------------
Contract owners' equity at end of period              $114,562   $ 1,913  $  13,350   $      803   $ 3,511,669   $93,009
                                                      ==================================================================


See Notes to Financial Statements.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements

                                December 31, 2000


1.  ORGANIZATION

The Sage Life Assurance of America Variable Account A (the "Account") is a separate investment account of Sage Life Assurance of America, Inc. (the "Company"). The Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust. The annuity products of the Company are distributed through Sage Distributors, Inc., an affiliated broker/dealer. The Account commenced operations February 19, 1999.

At December 31, 2000, the Account consisted of thirty-five variable fund investments, each of which invests only in a single corresponding portfolio offered by various fund managers. The Account and each portfolio are administered and accounted for as part of the business of the Company, but the investment income and capital gains and losses of each portfolio are identified with the assets held for that portfolio in accordance with the terms of the contracts, without regard to investment income and capital gains and losses arising out of any other business the Company may conduct.

2.  VALUATION OF INVESTMENTS

The fair value of the investments in the variable sub-accounts is based on the net asset values of the Fund Shares held at the end of the current period. Transactions are accounted for on the trade date and dividend income is recognized on an accrual basis. Realized gains and losses on sales of investments are determined on a specific identification basis.

3.  ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4.  INCOME TAXES

The Company does not expect to incur any federal income tax liability on earnings, or realized capital gains attributable to the Account, therefore, no charges for federal income taxes are currently deducted from the Account. If the Company incurs income taxes attributable to the Account, or determines that such taxes will be incurred, it may make a charge for such taxes against the Account.

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements

                                December 31, 2000


5.  DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Internal Revenue Code provides that a variable annuity contract, in order to qualify as an annuity, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of the insurance companies). If the diversification requirements under the Internal Revenue Code are not met and the annuity is not treated as an annuity, the taxpayer will be subject to income tax on the annual gain in the contract. The Treasury Department's regulations prescribe the diversification requirements for variable annuity contracts. The Company believes the underlying mutual fund portfolios have complied with the terms of these regulations.

6.  CONTRACT CHARGES

The following contract charges on investments in the variable sub-accounts are paid to the Company for providing administrative services to the Account:

Administration Charges - Charged $40 annually at the end of each of the first seven contract periods for all contract owners whose account value is less than $50,000.

Mortality and Expense Risk Charges - Charged daily against the Account at an annual rate of 1.40% of the net assets for the first seven contract periods and 1.25% for each contract period thereafter.



7.   PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each sub-account for the year ended December 31, 2000:

                              PURCHASES     SALES
                             ----------------------
Sage Money Market            $1,485,235  $  801,040
AIM Government Securities       101,109      19,288
AIM Growth & Income             224,523      78,838
AIM International Equity        273,368      59,909
AIM Value                       433,467      84,096
Alger Income & Growth           135,485      29,268
Alger MidCap Growth             390,768      51,310
Alger Small Cap                 199,482      65,014
Colonial US Growth & Income     105,923       3,033
Colonial Growth & Income         47,389      15,913
Colonial Newport Tiger           14,236       5,004
Colonial Small Cap Value         15,880         838

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements

                                December 31, 2000


7.   PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                    PURCHASES     SALES
                                  ----------------------
Colonial Strategic Income              9,715       3,823
Eagle All Cap                         28,300       2,770
Liberty All Star Equity                  892       2,261
MFS Total Return                     169,093      53,605
MFS Growth & Income                  141,401      23,903
MFS High Income                       16,493         763
MFS Research                         153,573      39,586
MFS Capital Opportunities            112,328      35,788
Morgan Stanley Large Value            11,743       3,303
Morgan Stanley MidCap Value           17,125       3,317
Morgan Stanley Global Equity          12,393          12
Oppenheimer Bond                     192,326      62,356
Oppenheimer Capital Appreciation     289,884      69,157
Oppenheimer Small Cap                 65,791       3,727
State Street S&P 500 Index           146,407      66,910
State Street EAFE Index               33,475       1,696
State Street Nasdaq 100 Index         90,739      41,755
Stein Roe Global Utilities            50,733      18,835
Stein Roe Growth Stock               152,787      27,597
Stein Roe Balanced                     3,879         542
T. Rowe Price Equity Income           16,935       6,478
T. Rowe Price MidCap Growth          130,737      17,301
T. Rowe Price Personal Strategy       23,883      11,190
                                  ----------------------
         Total                    $5,297,497  $1,710,226
                                  ======================


8.  CHANGES IN UNITS OUTSTANDING

                                             SAGE       AIM          AIM        AIM                       ALGER
                                           ADVISORS  GOVERNMENT    GROWTH &  INTERNATIONAL     AIM       INCOME &
                                          MONEY MKT. SECURITIES     INCOME     EQUITY         VALUE       GROWTH
                                          -----------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2000          479         170          69         625            115         115
Units purchased                            80,237       3,821       7,549       8,418          9,093       5,023
Units transferred between Sub-Accounts    (17,920)      3,657       6,807       7,990         21,956       2,685
Units sold                                   (218)        (48)       (343)        (74)          (335)        (45)
                                          -----------------------------------------------------------------------
UNITS OUTSTANDING AT DECEMBER 31, 2000     62,578       7,600      14,081      16,960         30,829       7,778
                                          ======================================================================

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements

                                December 31, 2000


8.  CHANGES IN UNITS OUTSTANDING (CONTINUED)

                                              ALGER                       COLONIAL       COLONIAL          COLONIAL      COLONIAL
                                              MIDCAP         ALGER        US GROWTH      GROWTH &          NEWPORT      SMALL CAP
                                              GROWTH        SMALL CAP     & INCOME        INCOME            TIGER         VALUE
                                              -----------------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2000             144             66            198             75             --            161
Units purchased                               10,640          5,832          4,889          2,449            326            877
Units transferred between Sub-Accounts        13,018          8,362          3,623            628            526            232
Units sold                                       (91)           (50)           (50)          (145)            (2)           (10)
                                              -----------------------------------------------------------------------------------
UNITS OUTSTANDING AT DECEMBER 31, 2000        23,711         14,210          8,760          3,007            850          1,260
                                              ===================================================================================


                                              COLONIAL                       LIBERTY        MFS            MFS           MFS
                                              STRATEGIC       EAGLE          ALL STAR      TOTAL          GROWTH &       HIGH
                                               INCOME        ALL CAP          EQUITY       RETURN         INCOME        INCOME
                                              -----------------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2000             261             --            186             75            240             54
Units purchased                                  451            509             29          3,914          7,161          1,290
Units transferred between Sub-Accounts           129          2,617           (161)         6,596          4,047            181
Units sold                                       (43)            (7)            (2)           (31)           (76)           (13)
                                              -----------------------------------------------------------------------------------
UNITS OUTSTANDING AT DECEMBER 31, 2000           798          3,119             52         10,554         11,372          1,512
                                              ===================================================================================


                                                                                           MORGAN         MORGAN
                                                               MFS            MORGAN       STANLEY        STANLEY
                                                MFS           CAPITAL        STANLEY       MIDCAP         GLOBAL      OPPENHEIMER
                                              RESEARCH     OPPORTUNITIES    LARGE VALUE     VALUE         EQUITY         BOND
                                              -----------------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2000              70             69             75            150            116            340
Units purchased                                6,997          3,627            222            238              2          2,145
Units transferred between Sub-Accounts         3,463          3,172            502            665          1,006         10,335
Units sold                                       (58)          (258)            (1)            (6)            (2)           (34)
                                              -----------------------------------------------------------------------------------
UNITS OUTSTANDING AT DECEMBER 31, 2000        10,472          6,610            798          1,047          1,122         12,786
                                              ===================================================================================


                                            OPPENHEIMER                  STATE STREET    STATE STREET   STATE STREET   STEIN ROE
                                             CAPITAL       OPPENHEIMER      S&P 500        EAFE          NASDAQ 100     GLOBAL
                                           APPRECIATION     SMALL CAP       INDEX          INDEX         INDEX FUND    UTILITIES
                                           --------------------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2000             111            155          2,692            430             --             69
Units purchased                                6,731            990          3,950          1,915          3,090          2,690
Units transferred between Sub-Accounts         9,011          3,418          2,747            683          3,408            (73)
Units sold                                       (68)           (95)           (65)           (23)           (12)           (21)
                                           --------------------------------------------------------------------------------------
UNITS OUTSTANDING AT DECEMBER 31, 2000        15,785          4,468          9,324          3,005          6,486          2,665
                                           ======================================================================================

                      Sage Life Assurance of America, Inc.
                       The Sage Variable Annuity Account A
                          Notes to Financial Statements

                                December 31, 2000


8.  CHANGES IN UNITS OUTSTANDING (CONTINUED)


                                            STEIN ROE                    T. ROWE PRICE  T. ROWE PRICE  T. ROWE PRICE
                                             GROWTH          STEIN ROE      EQUITY        MIDCAP         PERSONAL
                                              STOCK          BALANCED       INCOME        GROWTH         STRATEGY
                                            ------------------------------------------------------------------------
UNITS OUTSTANDING AT JANUARY 1, 2000              69             65            159            152             78
Units purchased                                3,135            241             41          2,716            972
Units transferred between Sub-Accounts         8,013             69            894          5,785            257
Units sold                                       (43)            (1)           (11)           (35)            (5)
                                            ------------------------------------------------------------------------
UNITS OUTSTANDING AT DECEMBER 31, 2000        11,174            376          1,083          8,618          1,302
                                            ========================================================================

                                     PART C

                                OTHER INFORMATION

ITEM 24.       FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

      All required financial statements of Sage Life and The Sage Variable Annuity Account A are contained in Parts A and B hereof.

(b)   Exhibits

      (1)(a) Resolutions of the Board of Directors of Sage Life Assurance of America, Inc. establishing The Sage Variable Annuity Account A.1/

      (2)                 Not Applicable.

      (3)(a)              Form of Distribution Agreement with Sage
                             Distributors, Inc. 2/.

         (b)              Form of Selling Agreement.*

      (4)(a)(i)(B)        Form of Individual Contract.21/

              (ii)(B)     Form of Individual Contract with Interest Account.21/

             (iii)(B)     Form of Group Contract.21/

              (iv)(B)     Form of Group Certificate.21/

            (b)(i)(B)     Amended Form of Individual IRA Rider.3/

              (ii)(B)     Amended Form of Group IRA Rider.3/

             (iii)(B)     Amended Form of Individual SIMPLE IRA Rider.3/

              (iv)(B)     Amended Form of Group SIMPLE IRA Rider.3/

               (v)(A)     Form of Individual Roth IRA Rider.5/
              (vi)(A)     Form of Group Roth IRA Rider.5/

            (ix)(A)       Form of Individual Accidental Death Benefit Rider.21/

             (x)(A)       Form of Group Accidental Death Benefit Rider.21/

            (xi)(A) Form of Individual Earnings Enhancement Death Benefit Rider.21/

            (xi)(B)       Form of Group Earnings Enhancement Death Benefit
                          Rider.21/

            (xii)(A) Form of Individual Guaranteed Minimum Income Benefit Rider.21/

            (xii)(B)      Form of Group Guaranteed Minimum Income Benefit
                          Rider.21/

           (xiii)(A) Form of Group Enhanced Guaranteed Minimum Income Benefit Rider.21/

           (xiii)(B)      Form of Individual Enhanced Guaranteed Minimum
                            Income Benefit Rider.21/

           (xiv)(A) Form of Individual Endorsement re: Application-Confirmation 18/

           (xiv)(B)       Form of Group Endorsement re: Application-
                          Confirmation 18/

            (xv)(A)       Form of Individual Enhanced Minimum Death Benefit
                          Rider.21/

            (xv)(B)       Form of Group Enhanced Minimum Death Benefit Rider.21/

      (5)    (i) (A)      Form of Individual Contract Application.21/

             (i) (C)      Form of Individual Application-Confirmation 18/

            (ii) (A)      Form of Group Certificate Application.21/

            (ii) (C)      Form of Group Application-Confirmation Form18/

      (6)(a)              Articles of Incorporation of the Company.8/

         (b)              By-Laws of the Company.8/

      (7)                 Not Applicable.

      (8)(a)(i) Form of Participation Agreement with AIM Variable Insurance Funds.9/

             (ii)         Form of Participation Agreement with The Alger
                          American Fund.9/

             (iv) Form of Participation Agreement with MFS(R) Variable Insurance TrustSM.9/

             (v) Form of Participation Agreement with Morgan Stanley The Universal Institutional Funds, Inc.10/

             (vi)         Form of Participation Agreement with Oppenheimer
                           Variable Account Funds.10/

             (vii) Form of Participation Agreement with Sage Life Investment Trust.9/

             (viii) Form of Participation Agreement with INVESCO Variable Investment Funds, Inc.20/

             (ix)         Form of Participation Agreement with First American
                           Insurance Portfolios, Inc.*

             (x) Form of Participation Agreement with Van Kampen Life Life Investment Trust*

         (b)              Form of Services Agreement with Financial
                        Administration Services, Inc.10/

         (c) Reinsurance Agreement (Modified Coinsurance Treaty) with Life Reassurance Corporation of America. 19/

      (9)                 Opinion and Consent of James F. Bronsdon*.

      (10)(a)             Consent of Blazzard, Grodd & Hasenauer, P.C.*

          (b)             Consent of Independent Auditors.*

      (11)                Not Applicable.

      (12)                Not Applicable.

      (13)                Not Applicable.

      (14)(a)             Power of Attorney for Paul C. Meyer.11/

      (14)(b)             Power of Attorney for Ronald S. Scowby.12/

      (14)(c)             Power of Attorney for Richard D. Starr.12/

      (14)(d)             Power of Attorney for H. Louis Shill.13/

      (14)(e)             Power of Attorney for Mitchell R. Katcher. 18/

      (14)(f)             Power of Attorney for Robin I. Marsden. 18/

      (14)(g)             Power of Attorney for Paul C. Meyer, Ronald S.
                          Scowby, Richard D. Starr, H. Louis Shill and
                          Meyer Feldberg.16/

      (14)(h)             Power of Attorney for John A. Benning. 18/


------------------------
* Filed herewith.

(1) This exhibit was previously filed in Exhibit 1 to the Registration Statement on Form N-4 dated December 24, 1997 (File No. 333-43329) and is incorporated herein by reference.

(2) This exhibit was previously filed in Exhibit No. 3 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(3) This exhibit was previously filed in Exhibit No. 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(4) This exhibit was previously filed in Exhibit No. 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

(5) This exhibit was previously filed in Exhibit No. 4 to the Registration Statement on Form N-4 (File No. 333-43329) dated December 24, 1997, and is incorporated herein by reference.

(6) This exhibit was previously filed in Exhibit No. 5 to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(7) This exhibit was previously filed in Exhibit No. 5 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 24, 1997, and is incorporated herein by reference.

(8) This exhibit was previously filed in Exhibit No. 6 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 24, 1997, and is incorporated herein by reference.

(9) This exhibit was previously filed in Exhibit No. 8 to Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated December 31, 1998, and is incorporated herein by reference.

(10) This exhibit was previously filed in Exhibit No. 8 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

(11) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-44751) dated January 12, 1999, and is incorporated herein by reference.

(12) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 2 to the Registration Statement filed on Form N-4 (File No. 333-43329) dated January 28, 1999, and is incorporated herein by reference.

(13) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-44751) dated February 10, 1999, and is incorporated herein by reference.

(14) This exhibit was previously filed in Exhibit No. 14 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-43329) dated February 26, 1999, and is incorporated herein by reference.

(15) This exhibit was previously filed in Exhibit No. 4 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (File No. 333-43329) dated February 29, 2000, and is incorporated herein by reference.

(16) This exhibit was previously filed in Exhibit No. 14 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 (File No. 333-43329) dated February 29, 1999, and is incorporated herein by reference.

(17) This exhibit was previously filed in Exhibit No. 4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File No. 333-43329) dated June 27, 2000, and is incorporated herein by reference.

(18) This exhibit was previously filed in Post-Effective No. 9 to Form N-4 (File No. 333-43329) filed March 6, 2001 and is incorporated herein by reference.

(19) The exhibit was filed as Exhibit 10.2 in Sage Life Assurance of America, Inc.'s Form 10-K (File Nos. 333-77441 and 333-77437) filed on April 12, 2001 and is incorporated herein by reference.

(20) This exhibit was previously filed in Post-Effective Amendment No. 10 to Form N-4 (File No. 333-43329) filed on April 27, 2001 and is incorporated herein by reference.

(21) This exhibit was previously filed in the Registration Statement on Form N-4 (File No. 333-63536) filed on June 21, 2001 and is incorporated herein by reference.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     Incorporated herein by reference to the section titled "Directors and Executive Officers" of the Prospectus filed as Part A of this Registration Statement.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
         DEPOSITOR OR REGISTRANT

     The registrant is a segregated asset account of the Company and therefore is owned and controlled by the Company. The Company is a stock life insurance company of which all the voting securities are owned by Sage Life Holdings of America, Inc., a Delaware corporation, ("Sage Life Holdings"), 90.1% of the voting securities of which are owned by Sage Insurance Group Inc., a Delaware corporation. (The Company in turn owns all of the voting securities of Sage Life Assurance Company of New York, a New York domiciled company which is pursuing a license to conduct insurance business in that state.) The remaining voting securities of Sage Life Holdings are owned by Life Reassurance Corporation of America. In addition to Sage Life Holdings, Sage Insurance Group also owns all of the voting securities of Sage Distributors, Inc. (a broker-dealer), Sage Advisors, Inc. (a registered investment adviser), and Finplan Holdings, Inc. (a financing company), all of which are Delaware corporations, and Sage Re (Bermuda) Ltd. (an insurer), a Bermudian corporation. Sage Insurance Group also owns 53% of the voting securities of Strategic Financial Solutions, Inc., a Connecticut corporation. All the voting securities of Sage Insurance Group Inc. are owned by Sage Insurance Holdings, Inc, a Delaware corporation. Sage Insurance Holdings, Inc. is a wholly owned subsidiary of Sage Holdings (USA), Inc., a Delaware corporation. (Sage Holdings (USA), Inc. also owns all of the voting securities of Sage Properties (USA), Inc., a Virginia corporation whose principal assets are accounts receivable and notes relating to the sale of real estate.) Sage Holdings (USA), Inc. is a wholly owned subsidiary of Sage Life Holdings Limited, a South African corporation. The nature of the business of the companies listed above is insurance and financial services. Sage Life Holdings Limited is 100% owned by Sage Group Limited, a South African corporation that is the ultimate holding company. Sage Group Limited is a controlling company operating in life insurance, mutual funds and investment management. Various companies and other entities controlled by Sage Group Limited may be considered to be under common control with the registrant or the Company. Such other companies and entities and the nature of their businesses are set forth below. These companies are incorporated in South Africa and are wholly owned subsidiaries unless otherwise noted.

                        DIRECT AND INDIRECT SUBSIDIARIES OF SAGE GROUP LIMITED
                        ------------------------------------------------------

COMPANY NAME                                 PRINCIPAL BUSINESS

FPS Ltd                                      Investment consultants
Fraser Street Registrars (Pty) Ltd           Transfer secretaries
J van Streepen (Kempton Park) (Pty) Ltd
  (51% owner)                                Property development
Lakeview Management Properties (Pty) Ltd
  (75% owner)                                Property management
Sage Consulting Services (Pty) Ltd           Consulting, financial,
                                               administrative, and
                                               management services
Sage Corporate Services (Pty) Ltd Investment holding Sage Family Benefits (Pty) Ltd Insurance consultants Sage Life Ltd Life insurance Sage Management Services
(Pty) Ltd Management Sage Property Trust Managers, Ltd.
  (77.2% owner)                              Management of unit trusts
Sage Selections (Pty) Ltd                    Investment
Sage Specialized Insurances Ltd              Short term insurance
Sage Strategic Services (Pty) Ltd.           Consulting, financial,
                                               administrative and
                                               management services
Sage Trustees (Pty) Ltd                      Trustees
Sage Unit Trusts Ltd                         Management of unit trusts
Schatab Townships (Pty) Ltd (51% owner)      Property development
Sage International BV
  (Netherlands corporation)                  Holding
Sage Management Services (USA), Inc.
   (New York corporation)                    Management services
Sage Education Trust                         Education funding
Sage Life (Bermuda) Ltd.                     Insurer

ITEM 27. NUMBER OF CONTRACT OWNERS

        Not Applicable.


ITEM 28. INDEMNIFICATION

     Sage Life's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any personal benefit. Notwithstanding the foregoing, the Articles provide that if the Delaware General Corporation Law is amended to authorize further limitations of the liability of a director or a corporation, then a director of the Company, in addition to circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as amended.

     Sage Life's Bylaws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

     Further, Section 145 of Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had a reasonable cause to believe that his conduct was not unlawful.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

           (a) Sage Distributors, Inc. ("Sage Distributors") is the registrant's principal underwriter. Sage Distributors is also the principal underwriter for the following other investment companies:

           The Sage Variable Life Account A
           Sage Life Investment Trust

           (b)  Officers and Directors of Sage Distributors

        The principal business address of all of the persons listed below is 300 Atlantic Street, Stamford, CT 06901.

Name and Principal Business Address       Positions and Offices With Sage Distributors
-----------------------------------       --------------------------------------------


Lincoln B. Yersin                         President, Chief Executive Officer and Director

James F. Bronsdon                         Chief Compliance Officer, Chief Legal Officer

James F. Renz                             Chief Financial Officer, Treasurer, Assistant Secretary


ITEM 30. LOCATION OF BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained at our Customer Service Center.

ITEM 31. MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

(a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

(b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

     Additional Information.

(c) The registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

(d) The Company represents that the fees and charges under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


        As required by the Securities Act of 1933, and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the City of Stamford, in the State of Connecticut, on this 5th day of September, 2001.


                                     The Sage Variable Annuity Account A
                                     (Registrant)

                                     By: Sage Life Assurance of America, Inc.


                                     By: /S/ MITCHELL R. KATCHER
                                         ------------------------
                                         Mitchell R. Katcher
                                         Senior Executive Vice President

                                     By: Sage Life Assurance of America, Inc.
                                   (Depositor)

                                     By: /S/ MITCHELL R. KATCHER
                                         ------------------------
                                         Mitchell R. Katcher
                                         Senior Executive Vice President

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                           Title                           Date
---------                      ----------------               ----------------

/s/ Ronald S. Scowby*              Chairman                       9-5-01
----------------------
Ronald S. Scowby


/s/ H. Louis Shill*                Director                       9-5-01
-----------------------
H. Louis Shill


/s/ Paul C. Meyer*                 Director                       9-5-01
----------------------
Paul C. Meyer


/s/ Richard D. Starr*              Director                       9-5-01
-----------------------
Richard D. Starr


/s/MITCHELL R. KATCHER             Director,                      9-5-01
-----------------------            Senior Executive Vice
Mitchell R. Katcher                President, Chief Actuary


/s/ Meyer Feldberg*                Director                       9-5-01
--------------------
Meyer Feldberg

/s/ John A. Benning*               Director                       9-5-01
--------------------
John A. Benning

/s/Robin I. Marsden*               Director, President and        9-5-01
---------------------              Chief Executive Officer
Robin I. Marsden

/s/JEFFREY GORDON                  Chief Financial Officer        9-5-01
---------------------
Jeffrey Gordon


*By: /s/MITCHELL R. KATCHER
     ------------------------

As Attorney-In-Fact pursuant to a Power of Attorney dated below.


Director                       Date
--------                       ----

Meyer Feldberg                 February 28, 2000
Ronald S. Scowby               February 24, 2000
H. Louis Shill                 February 25, 2000
Paul C. Meyer                  February 23, 2000
Richard D. Starr               February 25, 2000
Robin I. Marsden               February 28, 2000
John A. Benning                July 31, 2000
Mitchell R. Katcher            February 25, 2000


                                  EXHIBIT INDEX



EX-99.B3.b     Form of Selling Agreement
EX-99.B8(ix)   Form of Participation Agreement with First American
               Insurance Portfolios, Inc.
EX-99.B8(x)    Form of Participation Agreement with Van Kampen Life
               Life Investment Trust
EX-99.B9       Opinion of Consent of James F. Bronsdon
EX-99.B10.a    Consent of Blazzard, Grodd & Hasenauer, P.C.
EX-99.B10.b    Consent of Independent Auditors